Filed Pursuant to Rule 424(b)(3)
Registration No. 333-156616
PROSPECTUS
15,900,000 Shares of Common Stock
     This prospectus relates to our potential issuances of shares of our common stock to the holders of our 7.75% convertible senior notes due 2012, in payment of interest on the notes. We issued $60,000,000 principal amount of convertible senior notes in a private placement in February 2007.
     We are required to pay interest on the convertible senior notes on February 15 and August 15 of each year through February 15, 2012, the maturity date of the notes. We may make these interest payments in cash, registered shares of our common stock or a combination of cash and registered shares of our common stock. The number of shares of registered common stock that we issue in payment of interest on the notes will have a fair market value equal to the amount of interest due calculated using the closing bid price of our common stock on the interest payment date.
     We will not receive any proceeds from this offering.

     Our common stock is quoted on the OTC Bulletin Board® under the symbol “VION.” On January 30, 2009, the last reported sale price for our common stock as quoted on the OTC Bulletin Board® was $0.40 per share.
Investing in our common stock involves risk. See “Risk Factors” beginning on page 5.
     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
The date of this prospectus is February 2, 2009

ABOUT THIS PROSPECTUS
     You should rely only on the information provided in this prospectus. We have not authorized anyone to provide you with different information. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock.

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PROSPECTUS SUMMARY
     This summary provides an overview of selected information and does not contain all the information you should consider. You should read the entire prospectus, including the section entitled “Risk Factors” and our consolidated financial statements and related notes, included elsewhere in this prospectus carefully before making an investment decision. When used in this prospectus, unless otherwise indicated, “Vion,” “Company,” “we,” “us,” “our” and similar terms refer to Vion Pharmaceuticals, Inc. and its subsidiaries.
Our Company
     We are a development-stage pharmaceutical company that develops therapeutics for the treatment of cancer. Our research and product development activities to date have consisted primarily of conducting preclinical trials of product candidates, obtaining regulatory approval for clinical trials, conducting clinical trials, preparing to file for regulatory approval of our lead product candidate, laromustine (OnriginTM, formerly known as Cloretazine® (VNP40101M)), conducting pre-commercialization activities, negotiating and obtaining collaborative agreements, and obtaining financing in support of these activities. We were incorporated in March 1992 as a Delaware corporation and began operations on May 1, 1994.
     For the nine-month period ended September 30, 2008, we spent $13.8 million on company-sponsored research and development. For the years ended December 31, 2007, 2006 and 2005, we spent $24.2 million, $21.5 million and $16.6 million, respectively, on company-sponsored research and development. Since inception, we have generated minimal revenues and have incurred substantial operating losses from our activities. We currently have no material source of revenue and we expect to incur substantial operating losses for the next several years due to expenses associated with our activities. We will have to raise additional capital to operate the Company after the first quarter of 2010.
     We have two small molecule anticancer agents in clinical development. ‘Clinical development’ involves a three-phase process. ‘Phase I’ indicates safety and proof-of-concept testing and determination of the maximum tolerated dose in a limited patient population. ‘Phase II’ indicates safety, dosing and activity testing in a limited patient population. ‘Phase III’ indicates safety, dosing and efficacy testing in a large patient population.
Products in Clinical Development
     Our lead product candidate, laromustine, is an alkylating (DNA-damaging) agent. Most of our resources are focused on the development of laromustine for the treatment of acute myeloid leukemia (AML). In early 2009, we plan to file a New Drug Application (NDA) with the U.S. Food and Drug Administration (FDA) for laromustine based on a pivotal Phase II trial in elderly patients with de novo poor-risk AML, supplemented by data from a previous Phase II trial in elderly AML. There can be no assurance that we will file this NDA in early 2009 or that the FDA will approve laromustine for human use in the United States on a timely basis, if at all.
     Our second product candidate in clinical trials, Triapine®, inhibits the enzyme ribonucleotide reductase in preclinical models, and therefore prevents the replication of tumor cells by blocking a critical step in DNA synthesis. Triapine® is being evaluated in four clinical trials sponsored by the National Cancer Institute (NCI). We provide Triapine® drug product to support these trials.
     We have two additional anticancer technologies that are in the preclinical development stage: (i) a small molecule that targets hypoxic or low-oxygen areas of tumors (VNP40541) and (ii) a drug delivery technology (TAPET®). We are not developing these technologies with our own resources at this time, and are seeking development partners for these product candidates. ‘Preclinical development’ or ‘preclinical studies’ indicate that the product candidates selected for development are being evaluated for potency, specificity, manufacturability and pharmacologic activity in vitro, or cell culture, and in vivo, or animal models.
     Our product development programs are based on technologies that we license from Yale University, which we refer to in this prospectus simply as Yale, and other cancer research centers, or that we have developed ourselves. We have largely engaged in product development with respect to anticancer therapeutics through in-house preclinical and clinical development and through collaboration with academic, research and governmental institutions. As our product candidates advance through trials, depending on financial and pharmaceutical market conditions and required resources, we will determine the best method and/or partnership to develop, and eventually market, our products.

Company Information
     We were incorporated in March 1992 as a Delaware corporation named MelaRx Pharmaceuticals, Inc. In April 1995, we changed our name to OncoRx, Inc. in connection with a merger, and in April 1996, we changed our name to Vion Pharmaceuticals, Inc. Our executive offices are located at 4 Science Park, New Haven, Connecticut 06511, and our telephone number is (203) 498-4210. Our website address is www.vionpharm.com. The information on our website is not part of this prospectus.
The Offering
     This prospectus relates to our potential issuance of shares of our common stock to the holders of our 7.75% convertible senior notes due 2012, in payment of interest on the notes. We issued $60,000,000 principal amount of the convertible senior notes in a private placement in February 2007. We are required to pay interest on the notes on February 15 and August 15 of each year, through February 15, 2012, the maturity date.
     We may make these interest payments in cash, registered shares of our common stock or a combination of cash and registered shares of our common stock. The number of shares of registered common stock that we issue in payment of interest on the convertible senior notes will have a fair market value equal to the amount of interest due calculated using the closing bid price of our common stock on the interest payment date. If we pay interest on our convertible senior notes with shares of our common stock, such payment shall be considered paid on the date that we transmit to the transfer agent of our common stock, with a copy to the trustee of the notes an instruction to issue such shares to the holders of the convertible senior notes in accordance with the requirements of the transfer agent. In such case we will issue a press release announcing that we have instructed the transfer agent to issue shares of common stock in payment of interest, along with the aggregate number of shares to be issued; however, such shares may not be reflected in noteholders’ accounts on the interest payment date.
     We previously registered the issuance of 820,588 shares of our common stock in payment of interest on the convertible senior notes in a registration statement on Form S-3 (Registration No. 333-141849), initially filed with the SEC on April 3, 2007. All but 28,546 shares of common stock registered in the previous registration statement were issued in connection with previous interest payments. We are accordingly registering the 15,900,000 shares of our common stock in the registration statement of which this prospectus forms a part to give us the flexibility to make additional interest payments in shares if we should so determine.
     For a more complete description of the terms of our common stock, see the “Description of Capital Stock” section in this prospectus.

Risk Factors
     You should carefully consider all of the information contained in this prospectus prior to investing in the notes or shares of our common stock. In particular, we urge you to carefully consider the information under “Risk

Factors” beginning on page 5 of this prospectus, so that you understand the risks associated with an investment in our notes or shares of our common stock.
Summary Financial Information
     The summary consolidated financial information for the fiscal years ended December 31, 2007 and 2006 was derived from our audited consolidated financial statements for the fiscal years then ended. The summary consolidated financial information for the nine months ended September 30, 2008 and 2007 and for the cumulative period from May 1, 1994 (inception) to September 30, 2008 was derived from our unaudited consolidated financial data but, in the opinion of management, reflects all adjustments necessary for a fair presentation of the results for such periods. The summary consolidated financial information presented below should be read in conjunction with our audited consolidated financial statements and related notes for the fiscal years ended December 31, 2007 and 2006, and our unaudited consolidated financial statements and related notes for the nine months ended September 30, 2008 and 2007 appearing in this prospectus beginning on page F-1. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for a discussion of our consolidated financial statements for the fiscal years ended December 31, 2007 and 2006, and for the nine months ended September 30, 2008 and 2007.

					For the period
					From
					May 1, 1994
					(Inception)
			Nine Months Ended		through
	Year Ended December 31,		September 30,		September 30,
(in thousands except per share data)	2007	2006	2008	2007	2008
Consolidated Statement of Operations Data:
Total revenues	$66	$22	$35	$16	$13,065
Loss from operations	(32,561)	(27,249)	(19,379)	(25,050)	(217,318)
Net loss	(33,993)	(25,347)	(22,942)	(25,834)	(213,344)
Preferred stock dividends and accretion	—	—	—	—	(18,489)
Loss applicable to common shareholders	(33,993)	(25,347)	(22,942)	(25,834)	(231,833)
Basic and diluted loss applicable to common shareholders per share	(5.05)	(3.83)	(3.12)	(3.87)
Consolidated Balance Sheet Data
Cash, cash equivalents and short-term investments	$61,098	$31,014	$42,763	$68,051
Total assets	63,195	31,856	44,216	70,091
Long-term obligations (1)	54,275	—	55,139	54,017
Cash dividends declared per common share	—	—	—	—

(1)	In February 2007, we issued convertible senior notes due February 2012. We recorded interest expense related to the notes which had the following impact on operating results for the year ended December 31, 2007, and for the nine months ended September 30, 2008 and 2007: net loss and loss applicable to common shareholders were increased by $5.1 million, $4.5 million and $3.7 million, respectively, and basic and diluted loss per share was increased by $0.76, $0.62 and $0.55, respectively.

RISK FACTORS
     In addition to the other information in this prospectus, you should carefully consider the following factors in evaluating us and our business before purchasing the notes or shares of common stock offered hereby. This prospectus contains, in addition to historical information, forward-looking statements that involve risks and uncertainties. Our actual results could differ materially. Factors that could cause or contribute to such differences include, but are not limited to, those discussed below, as well as those discussed elsewhere in this prospectus. The risks that we have highlighted here are not the only ones that we face. For example, additional risks presently unknown to us or that we currently consider immaterial or unlikely to occur could also impair our operations. If any of the risks or uncertainties described below or any of those additional risks and uncertainties actually occur, our business, financial condition or results of operations could be negatively affected, and you might lose all or part of your investment.
Risks Related to Our Business
We have incurred substantial losses since our inception, expect to continue to incur operating losses, may never be profitable, and we may be unable to continue our operations.
     We have incurred losses since inception. As of September 30, 2008, we had an accumulated deficit of approximately $232.1 million. If we continue to incur operating losses and fail to become a profitable company, we may be unable to continue our operations. Since we began our business, we have focused on research, development and preclinical and clinical trials of product candidates. We expect to continue to incur losses for at least the next several years as we apply for regulatory approval of laromustine, continue to conduct clinical trials, continue our other research and development efforts, and develop manufacturing, sales, marketing and distribution capabilities. Our future profitability depends on our receiving regulatory approval of our product candidates and our ability to successfully manufacture and market approved drugs. The extent of our future losses and the timing of our profitability are highly uncertain.
We do not have any products approved for sale. If we do not obtain regulatory approval for our product candidates, we will not be able to sell our products and the value of our company and our financial results will be materially adversely affected.
     We cannot sell or market our drugs without regulatory approval. If we cannot obtain regulatory approval for our products, the value of our company and our financial results will be materially adversely affected. In the United States, we must obtain approval from the FDA for each drug that we intend to sell.
     Accordingly, if and when we complete the several required phases of clinical testing for any drug candidate, we will submit our test results to the FDA. FDA review may generally take up to two years and approval is not assured. Foreign governments also regulate drugs distributed outside the United States. A delay in obtaining regulatory approvals for any of our drug candidates will also have a material adverse effect on our business.
     In particular, we plan to file an NDA in early 2009 based upon our pivotal Phase II trial of laromustine in previously untreated elderly patients with de novo poor-risk AML, supplemented by data from a previous Phase II trial of laromustine in elderly AML. Although preliminary data from the pivotal trial indicate that we met the criteria for a successful trial based on the primary endpoint, the overall response rate, there can be no assurance that we will be able to file an NDA based on the data from this trial in early 2009, or that the NDA will be approved on a timely basis by the FDA, if it all. If we are not able to file an NDA based on this trial, or if the FDA does not accept for review an NDA filed by us, or if the FDA delays approval or does not approve an NDA filed by us, our business will be materially adversely affected.
     Regulatory approval of laromustine in combination with cytarabine in relapsed AML has already been delayed in light of the fact that our Phase III trial of laromustine in combination with cytarabine in relapsed AML was put on clinical hold by the FDA in May 2007, and may be further delayed. Although in January 2008 the FDA lifted the clinical hold on the trial, there can be no assurance that we will start a new Phase III trial in relapsed AML at any time in the future, or that any new trial would not in the future be put on regulatory hold or that the new trial will result in regulatory approval of laromustine in combination with cytarabine in relapsed AML, or what the timing of that approval might be.

We are heavily dependent on the success of our lead product candidate laromustine which is still under development. If laromustine is not successful in clinical trials or we do not obtain FDA approval of laromustine, or if FDA delays approval or narrows the indications for which we may market laromustine, our business will be materially adversely affected.
     We anticipate that our ability to generate revenues in the foreseeable future will depend on the successful development and commercialization of laromustine and, in particular and in the nearer term, for the treatment of previously untreated elderly patients with de novo poor-risk AML. We have focused substantially all of our resources on the development of laromustine for the treatment of AML. The commercial success of laromustine will depend on several factors, including filing an NDA based on our pivotal Phase II clinical trial for laromustine in elderly patients with de novo poor-risk AML; receipt of approvals from the FDA and similar foreign regulatory authorities; establishing commercial manufacturing capabilities through third party manufacturers; successfully launching commercial sales and distribution of the products, either ourselves or through third parties; and acceptance of the products in the medical community and by third party payers, none of which can be assured. If the FDA and similar foreign regulatory authorities do grant approval for laromustine, they may narrow the indications for which we are permitted to market it, may impose other restrictions on the use or marketing of the product, or may require us to conduct additional post-marketing trials. A narrowed indication or other restrictions may limit the market potential for laromustine and any obligation to conduct additional clinical trials would result in increased expenditures and lower revenues. If we are not successful in commercializing our lead product candidate laromustine, or are significantly delayed or limited in doing so, our business will be materially adversely affected and we may need to curtail or cease operations.
     We plan to file an NDA based on our pivotal Phase II clinical trial in early 2009, supplemented by data from a previous Phase II trial of laromustine in elderly AML. If we are not able to file an NDA in early 2009, or if the FDA does not accept an NDA filed by us for review, or if the FDA delays approval or does not approve an NDA filed by us, our business will be materially adversely affected. In addition, as a result, we may have to conduct additional clinical trials of or provide additional information for laromustine before regulatory approval may be obtained. These additional trials or compilation of requested information may take substantial time, if not years, to complete and require substantial additional financing. There can be no assurance that we will be able to start or complete additional clinical trials or that additional financing can be raised to conduct them.
     In May 2007, we announced that we would suspend enrollment and patient treatment of our Phase III trial of laromustine in combination with cytarabine in relapsed AML pending a detailed review of all of the data from the trial. This decision was based on a planned interim analysis of clinical data by the trial’s DSMB that resulted in a recommendation that enrollment and further treatment of patients on study be suspended. The DSMB’s recommendation was based on their evaluation that any advantage in the primary end point, the response rate, was being compromised by the mortality observed on the study. In May 2007, the FDA placed the trial on clinical hold. We subsequently performed a comprehensive safety and efficacy analysis with our personnel and external and independent medical consultants. In November 2007, we announced that discussions with the DSMB for the trial regarding the findings of the medical and safety review had been completed and the next step of the process was to present the findings and recommendations to the regulatory authorities. In January 2008, we announced that the FDA had lifted the clinical hold on the trial and that we had reached initial agreement with the FDA on modifications to the original Phase III study protocol resulting in the requirement to conduct a new Phase III trial in relapsed AML, if we pursue regulatory approval in this indication. This original Phase III trial is now closed. There can be no assurance that we will start a new Phase III trial in relapsed AML at any time in the future.
     We would need to reevaluate the development of laromustine if the data from any of its clinical trials raised issues relative to its safety and efficacy. In such event, we would alter the drug or dose as used in the trial, modify the clinical trial protocol, commence additional trials, or abandon the drug development project. In any such event, our business, operations and prospects would be materially adversely affected, and our ability to apply for or obtain regulatory approval might be delayed, or we might not be able to obtain regulatory approval at all.

Our primary product candidates are in clinical development. If our trials are delayed or achieve unfavorable results, we might not be able to obtain regulatory approval for our products.
     Our product candidates are all pharmaceutical products. We must conduct extensive testing of our product candidates, including in human clinical trials, before we can apply for or obtain regulatory approval to sell our products. These tests and trials may not achieve favorable results. We would need to reevaluate any drug that did not test favorably and either alter the drug or dose, modify the trial protocol, commence additional trials, or abandon the drug development project completely. In such circumstances, we would not be able to apply for or obtain regulatory approval for an extended period of time, if ever.
     Factors that can cause delay or termination of our clinical trials include:
•	slow patient enrollment;

•	long treatment time required to demonstrate safety and effectiveness;

•	lack of sufficient supplies of the product candidate;

•	adverse medical events or side effects in treated patients;

•	lack of effectiveness of the product candidate being tested;

•	negative or equivocal findings of the DSMB for a trial; and

•	lack of sufficient funds.
If we fail to obtain the capital necessary to fund our operations, we will be unable to continue or complete our product development.
     We will need to raise substantial additional capital to fund operations and complete our product development. As of September 30, 2008, we had $42.8 million in cash and cash equivalents to fund our operations and continue our product development. We have determined to focus substantially all of our resources on the development and commercialization of laromustine. However, we will not have an approved and marketable product unless and until we receive regulatory approval from the FDA or European regulatory authorities. There can be no assurance that we will be approved by the FDA or European regulatory authorities. Under our current operating plan, we will need to raise substantial additional capital to fund our operations after the first quarter of 2010.
     The current global economy and capital markets have been challenging for any issuer to raise capital through public offerings or private placements of securities, and especially so with respect to the small cap biotech sector that we operate in. This situation makes the timing and potential for future equity financings uncertain. We may not get funding when we need it or on terms that are agreeable to us, if at all. We believe that our stock price and the number of shares we have authorized and available to satisfy any equity portion of such financing will have a significant impact on our ability to obtain such financing. If we cannot raise adequate funds to satisfy our capital requirements, we may have to delay, scale-back or eliminate our research and development activities, clinical studies or future operations. The delisting of our common stock from the NASDAQ Capital MarketSM may also make it more difficult for us to raise additional capital.
     We might have to license our technology to others. This could result in sharing revenues which we might otherwise retain for ourselves. Any of these actions may harm our business, financial condition and results of operations.
          The amount of capital we may need depends on many factors, including:
•	the progress, timing and scope of our product development programs;

•	the progress, timing and scope of our clinical trials;

•	the time and cost necessary to obtain regulatory approvals;

•	the time and cost necessary to further develop manufacturing processes, arrange for contract manufacturing facilities and obtain the necessary regulatory approvals for those facilities;

•	the time and cost necessary to develop sales, marketing and distribution capabilities;

•	our ability to enter into and maintain collaborative, licensing and other commercial relationships; and

•	our partners’ commitment of time and resource to the development of our products.
We are significantly leveraged.
     In February 2007, we issued $60 million principal amount of our convertible senior notes due February 15, 2012. The degree to which we are leveraged could, among other things:
•	make it difficult for us to make payments on our notes;

•	make it difficult for us to obtain financing for working capital, acquisitions or other purposes on favorable terms, if at all;

•	make us more vulnerable to industry downturns and competitive pressures;

•	limit our flexibility in planning for, or reacting to changes in, our business; and

•	limit our ability to merge with or acquire other companies.
     Our ability to meet our debt service obligations on the notes will depend upon our future performance, which will be subject to financial, business and other factors affecting our operations, many of which are beyond our control.
If the testing or use of our product candidates harms people, we could be subject to costly and damaging product liability claims.
     Our business exposes us to potential product liability risks that are inherent in the testing, manufacturing and marketing of drug products. These risks are particularly inherent in human trials of our proposed products. Unacceptable side effects may be discovered during preclinical and clinical testing of one or more of our potential products. Side effects and other liability risks could give rise to viable product liability claims against us. While we have obtained insurance coverage for patients enrolled in clinical trials, we may not be able to maintain this insurance on acceptable terms; insurance may not provide adequate coverage against potential liabilities, and we may need additional insurance coverage for expanded clinical trials and commercial activity. As a result, product liability claims, even if successfully defended, could have a material adverse effect on our business, financial condition and results of operations. If the side effects are determined to be unacceptable, we will not be able to commercialize our products.
If we are found to be infringing on patents or trade secrets owned by others, we may be forced to cease or alter our drug development efforts, obtain a license to continue the development or sale of our products, and/or pay damages.
     Our manufacturing processes and potential products may conflict with patents that have been or may be granted to competitors, universities or others, or the trade secrets of those persons and entities. As the drug development industry expands and more patents are issued, the risk increases that our processes and potential products may give rise to claims that they infringe the patents or trade secrets of others. These other persons could bring legal actions against us claiming damages and seeking to enjoin clinical testing, manufacturing and marketing of the affected product or process. If any of these actions are successful, in addition to any potential liability for damages, we could be required to obtain a license in order to continue to conduct clinical tests, manufacture or market the affected product or use the affected process. Required licenses may not be available on acceptable terms, if at all, and the results of litigation are uncertain. If we become involved in litigation or other proceedings, it could consume a substantial portion of our financial resources and the efforts of our personnel.
We rely on confidentiality agreements to protect our trade secrets. If these agreements are breached by our employees or other parties, our trade secrets may become known to our competitors.
     We rely on trade secrets that we seek to protect through confidentiality agreements with our employees and other parties. If these agreements are breached, our competitors may obtain and use our trade secrets to gain a competitive advantage over us. We may not have any remedies against our competitors and any remedies that may be available to us may not be adequate to protect our business or compensate us for the damaging disclosure. In addition, we may have to expend resources to protect our interests from possible infringement by others.
A substantial portion of our technology is subject to limited retained rights of our licensors, and we may not be able to prevent the grant of similar rights to third parties.
     A substantial portion of our technology is licensed from academic institutions which technology license agreements are subject to the federal Bayh Dole Act, pursuant to which the federal government has certain limited rights to use the technology and to even require us to grant a license to one or more third parties if we are not fully developing the technology.
     In certain cases we also have the right to practice improvements on the licensed technology to the extent they are encompassed by the licensed patents and within our field of use. Our licensors may currently own and may in the future obtain additional patents and patent applications that are helpful for the development, manufacture and commercial sale of our anticipated products. We may be unable to agree with one or more academic institutions from which we have obtained licenses that certain intellectual property developed by researchers at these academic institutions is covered by our existing licenses. In the event that the new intellectual property is not covered by our existing licenses, we would be required to negotiate a new license agreement. We may not be able to reach agreement with current or future licensors on commercially reasonable terms, if at all, or the terms may not permit us to sell our products at a profit after payment of royalties, which could harm our business.
     Our licenses generally also may be terminated by the licensor if we default in performance of our obligations or become bankrupt. If any of our licenses are terminated, we may lose certain rights to manufacture, sell, market and distribute products which would significantly reduce our actual and potential revenues and have a material and negative impact on our operations.
Our proprietary rights may not adequately protect our technologies.
     Our commercial success will depend in part on our obtaining and maintaining patent, trade secret, copyright and trademark protection of our technologies in the United States and other jurisdictions as well as successfully enforcing this intellectual property and defending this intellectual property against third-party challenges. We will only be able to protect our technologies from unauthorized use by third parties to the extent that valid and enforceable intellectual property protections, such as patents or trade secrets, cover them. In particular, we place considerable emphasis on obtaining patent and trade secret protection for significant new technologies, products and processes. Furthermore, the degree of future protection of our proprietary rights is uncertain because legal means afford only limited protection and may not adequately protect our rights or permit us to gain or keep our competitive advantage. Moreover, the degree of future protection of our proprietary rights is uncertain for products that are currently in the early stages of development because we cannot predict which of these products will ultimately reach the commercial market or whether the commercial versions of these products will incorporate proprietary technologies.
     Our patent position is highly uncertain and involves complex legal and factual questions. Accordingly, we cannot predict the breadth of claims that may be allowed or enforced in our patents or in third-party patents. For example:
•	we or our licensors might not have been the first to make the inventions covered by each of our pending patent applications and issued patents;

•	we or our licensors might not have been the first to file patent applications for these inventions;

•	others may independently develop similar or alternative technologies or duplicate any of our technologies;

•	it is possible that none of our pending patent applications or the pending patent applications of our licensors will result in issued patents;

•	our issued patents and issued patents of our licensors may not provide a basis for commercially viable technologies, or may not provide us with any competitive advantages, or may be challenged and invalidated by third parties; and

•	we may not develop additional proprietary technologies that are patentable.
     As a result, our owned and licensed patents may not be valid and we may not be able to obtain and enforce patents and to maintain trade secret protection for our technology. The extent to which we are unable to do so could materially harm our business.
     We or our licensors have applied for and will continue to apply for patents for certain products. Such applications may not result in the issuance of any patents, and any patents now held or that may be issued may not provide us with adequate protection from competition. Furthermore, it is possible that patents issued or licensed to us may be challenged successfully. In that event, if we have a preferred competitive position because of such patents, any preferred position held by us would be lost. If we are unable to secure or to continue to maintain a preferred position, we could become subject to competition from the sale of generic products.
     Patents issued or licensed to us may be infringed by the products or processes of others. The cost of enforcing our patent rights against infringers, if such enforcement is required, could be significant, and the time demands could interfere with our normal operations. There has been substantial litigation and other proceedings regarding patent and other intellectual property rights in the pharmaceutical, biotechnology and medical technology industries. We may become a party to patent litigation and other proceedings. The cost to us of any patent litigation, even if resolved in our favor, could be substantial. Some of our competitors may be able to sustain the costs of such litigation more effectively than we can because of their substantially greater financial resources. Litigation may also absorb significant management time.
     Unpatented trade secrets, improvements, confidential know-how and continuing technological innovation are important to our scientific and commercial success. Although we attempt to and will continue to attempt to protect our proprietary information through reliance on trade secret laws and the use of confidentiality agreements with our corporate partners, collaborators, employees and consultants and other appropriate means, these measures may not effectively prevent disclosure of our proprietary information, and, in any event, others may develop independently, or obtain access to, the same or similar information.
     Certain of our patent rights are licensed to us by third parties. If we fail to comply with the terms of these license agreements, our rights to those patents may be terminated, and we will be unable to conduct our business.
If we fail to recruit and retain key personnel, our research and development programs may be delayed.
     We are highly dependent upon the efforts of our senior management and scientific personnel, particularly, Alan Kessman, our chief executive officer and director; Howard B. Johnson, our president and chief financial officer; Ann Lee Cahill, our vice president, clinical development; William F. Hahne, M.D., our vice president, medical; Ivan King, Ph.D., our vice president, research and development; Tanya Lewis, our vice president of regulatory and quality affairs, and James Tanguay, Ph.D., our vice president, chemistry, manufacturing & control. There is intense competition in the drug development industry for qualified scientific and technical personnel. Since our business is very technical and specialized, we need to continue to attract and retain such people. We may not be able to continue to attract and retain the qualified personnel necessary for developing our business, particularly in light of our need to raise additional financing in order to continue our operations after the first quarter of 2010.

We have no key man insurance policies on any of the officers listed above and we only have an employment agreement with Mr. Kessman. Although we adopted a retention plan in July 2008 covering all our employees through January 31, 2009, there can be no assurance that any of our senior management or scientific personnel will remain with the company through or beyond that date. If we lose the services of our management and scientific personnel or fail to recruit other scientific and technical personnel, our research and product development programs will be significantly and detrimentally affected. For example, the elements of our intended plan of operations for the next twelve months, which include, among other elements, the filing of an NDA for laromustine in early 2009, could be delayed in the event of management departures.
We face intense competition in the market for anticancer products, and if we are unable to compete successfully, our business will suffer.
     We face competition from pharmaceutical companies and biotechnology companies. Numerous pharmaceutical and biotechnology companies have publicly announced their intention to develop drugs for the treatment of cancer including, in some instances, the development of agents which treat AML and/or are alkylating agents similar to our compound laromustine and agents which target ribonucleotide reductase similar to our compound Triapine®. These companies include, but are not limited to, Amgen Inc., AstraZeneca PLC, Bristol-Myers Squibb Company, Celgene Corporation, Chiron Corporation, Cyclacel Pharmaceuticals, Inc., Eli Lilly and Co., Esai, Inc., Genentech Inc., Genzyme Corporation, ImClone Systems Inc., Johnson & Johnson, Lorus Therapeutics Inc., OSI Pharmaceuticals, Inc., Pfizer Inc., Schering-Plough Corporation, Wyeth, and Xanthus Pharmaceuticals, Inc. These and other large pharmaceutical companies have substantially greater financial and other resources and development capabilities than we do and have substantially greater experience in undertaking preclinical and clinical testing of products, obtaining regulatory approvals, and manufacturing and marketing pharmaceutical products. In addition, our competitors may succeed in obtaining approval for products more rapidly than us and in developing and commercializing products that are safer and more effective than those that we propose to develop. The existence of these products, other products or treatments of which we are not aware or products or treatments that may be developed in the future may adversely affect the marketability of our products by rendering them less competitive or obsolete. In addition to competing with universities and other research institutions in the development of products, technologies and processes, we may compete with other companies in acquiring rights to products or technologies from universities.
If our corporate partners, licensors, licensees, collaborators at research institutions and others do not conduct activities in accordance with our arrangements, our research and development efforts may be delayed.
     Our strategy for the research, development and commercialization of our products entails entering into various arrangements with corporate partners, licensors, licensees, collaborators at research institutions and others. We currently depend on the following third parties:
•	Healthcare facilities in the United States and other countries to perform human clinical trials of our products;

•	Clinical research organizations in the United States and other countries to monitor and collect data related to human clinical trials;

•	The NCI to perform human clinical trials of Triapine®;

•	Contract manufacturers to produce our products for use in clinical and potential commercial activities;

•	Consultants to assist with the preparation of our NDA and our commercialization efforts; and

•	Yale for technologies that are licensed by them to us.
     If the third parties do not conduct activities in accordance with the arrangements we have with them, or if these arrangements are terminated, our product development efforts may be delayed. We may also rely on other collaborative partners to obtain regulatory approvals and to manufacture and market our products. The amount and timing of resources to be devoted to these activities by these other parties may not be within our control.

If Yale does not conduct research relating to products we would like to pursue, we may never realize any benefits from our funding provided to Yale.
     We have paid approximately $10.8 million to fund research at Yale (including research activities of one of our directors, an affiliate of Yale) through September 30, 2008. We may continue to support certain research projects at Yale. We generally do not have the right to control the research that Yale conducts with our funding, and our funds may not be used to conduct research relating to products that we would like to pursue. Additionally, if the research conducted by Yale results in technologies that Yale has not already licensed or agreed to license to us, we may need to negotiate additional license agreements or we may be unable to utilize those technologies.
If we are unable to establish sales, marketing and distribution capabilities, or to enter into agreements with third parties to do so, we will be unable to successfully market and sell future drug products.
     We have no experience with marketing, sales and distribution of drug products and have only recently established pre-commercial capability in those areas. If we are unable to establish capabilities to sell, market and distribute our products, either by developing our own capabilities or entering into agreements with others, we will not be able to successfully sell our future drug products. In that event, we will not be able to generate significant revenues. We cannot guarantee that we will be able to hire the qualified sales and marketing personnel we need. We may not be able to enter into any marketing or distribution agreements with third-party providers on acceptable terms, if at all.
We rely on third-party manufacturers to manufacture our product candidates. If these third-party manufacturers fail to manufacture product candidates of satisfactory quality, in a timely manner, in sufficient quantities or at acceptable costs, development and commercialization of our products could be delayed.
     We have no manufacturing facilities, and we have no experience in the commercial manufacturing of drugs or in validating drug manufacturing processes. We have contracted with two third-party manufacturers, SAFC, a member of the Sigma-Aldrich Inc., and Ben Venue Laboratories, Inc. (Ben Venue), to produce our product candidates for regulatory approvals and clinical trials. We have limited supplies of our product candidates for clinical trials. If our supplies are damaged or destroyed, either during storage or shipping or otherwise, our clinical trials may be delayed, which could have a material adverse effect on our business. We further intend to rely on third-party contract manufacturers to manufacture, supply, store and distribute commercial quantities of our product candidates. We will also rely on our third-party manufacturing partners to work with us to complete the Chemistry, Manufacturing and Control, or CMC, section of any marketing approval application we may file.
     Contract manufacturers are obliged to operate in accordance with government mandated obligations, including FDA-mandated current good manufacturing practices (cGMPs). A failure of any of our contract manufacturers to establish and follow cGMPs or any other regulatory requirements, or to document their adherence to such practices, may lead to significant delays in the availability of material for clinical trials and may delay or prevent filing or approval of marketing applications for our products. In any such event, our business would be materially adversely affected.
     Changing contract manufacturers may be difficult, and the number of potential manufacturers is limited. Changing manufacturers requires validation of the manufacturing processes and procedures in accordance with government mandated obligations, including FDA-mandated cGMPs. Such validation may be costly and time-consuming. It may be difficult or impossible for us to find replacement manufacturers on acceptable terms quickly, if at all. Either of these factors could delay or prevent the completion of our clinical trials, the approval of our product candidates by the FDA or other regulatory agencies, or the commercialization of our products, result in higher costs, or cause a decline in potential product revenues.
     Drug manufacturers are subject to on-going, periodic unannounced inspections by the FDA and corresponding state and foreign agencies to ensure strict compliance with cGMPs, other government regulations and corresponding foreign standards. While we are obligated to audit the performance of third-party contractors, we do not have control over our third-party manufacturers’ compliance with these regulations and standards. Failure by our third-party manufacturers or us to comply with applicable regulations could result in sanctions being imposed on us or them, including fines, injunctions, civil penalties, failure of the government to grant market approval of drugs, delays, suspension of clinical trials, withdrawal of approvals, seizures, detentions or recalls of product, operating restrictions and criminal prosecution.
     We are aware that Ben Venue, our manufacturer of laromustine finished drug product, received a Warning Letter from the FDA in November 2007 and that subsequent to that date the FDA had completed an on-site inspection of their facility that concluded with the issuance of an FDA Form 483 (483). A 483 is a form issued by the FDA to list observations made during a facility inspection. Ben Venue informed us that it submitted a response to the FDA proposing a plan to address the issues identified in the 483 and that the FDA has now indicated that Ben Venue’s compliance status has been changed in the FDA databases to “Approvable”, allowing for the approval of NDAs, ANDAs (Abbreviated New Drug Application) and the issuance of CPPs (Certificates of Pharmaceutical Product) needed for export to many foreign countries for products manufactured by Ben Venue. In June 2008, we were notified by Ben Venue that it had received a letter from the European Medicines Agency (EMEA) with observations from a recent audit of its facilities, and that it had responded to this letter with a plan to address the issues raised. If Ben Venue is not successful in completing the corrections of the observations that resulted in the issuance of the 483 or the audit letter from the EMEA on a timely basis, our ability to obtain FDA approval to manufacture laromustine for commercial purposes could be delayed. We believe that we have sufficient inventory of laromustine to conduct our current and planned clinical trials through June 2009 in Europe and beyond in the U.S. However, if Ben Venue is not able to manufacture additional supplies of laromustine in the future, we will have to establish a new source for finished product manufacturing, and our operations could be materially adversely affected.
     Our product candidates for preclinical and clinical trials are manufactured in small quantities by third-party manufacturers. We have not validated the manufacturing process for laromustine to date. In order to obtain marketing approval for any of these product candidates, we will need to enter into and maintain long-term supply agreements with our existing or new third-party manufacturers, such as our agreements with SAFC or Ben Venue, and demonstrate that we can manufacture sufficient quantities under a validated manufacturing process for commercial sale. Our third-party manufacturers may terminate our agreements, may not be able to successfully increase their manufacturing capacity, validate our manufacturing process, or apply at commercial scale the current manufacturing process for any of our product candidates in a timely or economic manner, or at all. If this occurs, we may be required to seek out additional manufacturing partners requiring additional validation studies, which the relevant government regulator must review and approve. If we are unable to successfully validate or increase the manufacturing capacity for a product candidate, the regulatory approval or commercial launch of that product candidate may be delayed or there may be a shortage in the supply of the product candidate. Our product candidates require precise, high-quality manufacturing. The failure of our third-party manufacturers to achieve and maintain these high manufacturing standards, including the incidence of manufacturing errors, could result in patient injury or death, product recalls or withdrawals, delays or failures in product testing or delivery, cost overruns or other problems that could seriously harm our business.
If environmental laws become stricter in the future, we may face large capital expenditures in order to comply with environmental laws.
     We cannot accurately predict the outcome or timing of future expenditures that we may be required to expend to comply with comprehensive federal, state and local environmental laws and regulations. We must comply with environmental laws that govern, among other things, all emissions, waste water discharge and solid and hazardous waste disposal, and the remediation of contamination associated with generation, handling and disposal activities. To date, we have not incurred significant costs and are not aware of any significant liabilities associated with our compliance with federal, state and local laws and regulations. However, environmental laws have changed in recent years and we may become subject to stricter environmental standards in the future and may face large capital expenditures to comply with environmental laws. We have limited capital and are uncertain whether we will be able to pay for significantly large capital expenditures. Also, future developments, administrative actions or liabilities relating to environmental matters may have a material adverse effect on our financial condition or results of operations.
     All of our operations are performed under strict environmental and health safety controls consistent with the Occupational Safety and Health Administration, the Environmental Protection Agency and the Nuclear Regulatory Commission regulations. We cannot be certain that we will be able to control all health and safety problems. If we cannot control those problems, we may be held liable and may be required to pay the costs of remediation. These liabilities and costs could be material.
We may expand our business through new acquisitions that could disrupt our business, harm our financial condition and may also dilute current stockholders’ ownership interests in our company.
     We may seek acquisitions to expand our access to products and capabilities. Acquisitions involve numerous risks, including:
•	substantial cash expenditures;

•	potentially dilutive issuance of equity securities;

•	incurrence of debt and contingent liabilities, some of which may be difficult or impossible to identify at the time of acquisition;

•	difficulties in assimilating the operations of the acquired companies;

•	diverting our management’s attention away from other business concerns;

•	risks of entering markets in which we have limited or no direct experience; and

•	the potential loss of our key employees or key employees of the acquired companies.
     We cannot assure you that any acquisition will result in short-term or long-term benefits to us. We may incorrectly judge the value or worth of an acquired company or business. In addition, our future success would depend in part on our ability to manage the rapid growth associated with some of these acquisitions. We cannot assure you that we will be able to make the combination of our business with that of acquired businesses or companies work or be successful. Furthermore, the development or expansion of our business or any acquired business or companies may require a substantial capital investment by us. We may not have these necessary funds or they might not be available to us on acceptable terms or at all. We may also seek to raise funds by selling shares of our common stock, which could dilute current stockholder’s ownership interest in our company.
Risks Related to Our Common Stock
The terms of our outstanding notes and warrants, as well as any additional funding we raise in the future could cause extreme dilution to our stockholders. Further, the large number of our shares that may be held in the market may depress the market price of our stock.
     Our payment of interest or make-whole premiums on the notes under certain circumstances with shares of common stock, the conversion of some or all of our outstanding notes, and the exercise of the warrants issued in connection with the sale of the notes, will dilute the ownership interests of existing stockholders. In particular, if we issue the approximately 15.9 million shares of common stock we are currently seeking to register in this registration statement for payment of interest, we will have issued nearly twice as many shares as we currently have outstanding.
     Additional shares of common stock will be issued upon the exercise of other outstanding warrants and options, as well as for awards under our 2005 Stock Incentive Plan and purchases under our 2000 Employee Stock Purchase Plan. Further, to the extent we determine that we need additional financing and we encounter additional opportunities to raise cash, we would likely sell additional equity or debt securities.
     Depending on our stock price and market conditions at the time of any capital raise, and the amount of capital we need, such debt or equity securities may be sold at relatively low prices, including prices which are below the market price of our common stock, and may have substantial rights to control us. Stockholders would experience extreme dilution. Other than as set forth in the indenture governing the notes, we do not have any contractual restrictions on our ability to incur debt. Any indebtedness could contain covenants that restrict our operations.
     Any sales in the public market of the common stock paid as interest or as a make-whole premium, issuable upon conversion of the notes or exercise of warrants, the exercise of outstanding options or the issuance of equity pursuant to our 2005 Stock Incentive Plan and 2000 Employee Stock Purchase Plan, could adversely affect prevailing market prices of our common stock. Future sales of substantial amounts of our common stock in the public market, or the perception that such sales are likely to occur, could also affect prevailing trading prices of our common stock and could make it more difficult for us to sell equity or equity-related securities in the future at a time and at a price that we might otherwise wish to effect sales.
Our common stock has been delisted from the Nasdaq Capital MarketSM. Among other things, delisting from the Nasdaq Capital MarketSM may make it more difficult for investors to trade in our securities and may make it more difficult for us to raise additional capital.
     On August 15, 2008, our common stock was delisted from the Nasdaq Capital MarketSM for failure to meet certain of Nasdaq’s continued listing requirements. Our common stock is now quoted on the OTC Bulletin Board® under the symbol “VION.” As a result, an investor may find it more difficult to dispose of our common stock or obtain accurate quotations as to the market value of our common stock. In addition, we are subject to a rule promulgated by the SEC that, if we fail to meet criteria set forth in such rule, imposes various practice requirements on broker-dealers who sell securities governed by the rule to persons other than established customers and accredited investors. For these types of transactions, the broker-dealer must make a special suitability determination for the purchaser and have received the purchaser’s written consent to the transactions prior to the sale. Consequently, the rule may have a materially adverse effect on the ability of broker-dealers to sell our securities, which may materially affect the ability of stockholders to sell our securities in the secondary market. The fact of our common stock is being quoted on the OTC Bulletin Board® may make it more difficult for investors to trade in our securities, which could lead to further declines in our share price. Our shares being quoted on the OTC Bulletin Board® also makes it more difficult for us to raise additional capital, as we may incur additional costs under state blue-sky laws if we were to sell additional securities.
     The delisting from the Nasdaq Capital MarketSM also made us ineligible to use Form S-3 to register the sale of shares of our common stock or to register the resale of our securities held by certain of our security holders with the SEC, thereby making it more difficult and expensive for us to register our common stock or other securities and raise additional capital. We are also party to a registration rights agreement, which requires us to use our best efforts to maintain the effectiveness of registration statements relating to the resale of shares of common stock issuable upon the exercise of outstanding warrants and upon conversion of our outstanding notes by holders of such warrants and notes. As we are ineligible to use Form S-3, we have had to file and have to make effective an amendment to our existing registration statement on Form S-3 on Form S-1 or some other permitted form no later than five days from the filing of our Annual Report on Form 10-K for the year ending December 31, 2008, which is required to be filed with the SEC by March 31, 2009. If we do not make effective an amended registration statement for the resale of our notes and shares of common stock issuable upon the exercise of outstanding warrants and upon conversion of our outstanding notes by holders of such warrants and notes by such date, we could become subject to certain liquidated damages in the form of additional interest on the principal amount of the Notes outstanding, as follows. During the first 90 days following a failure to maintain our registration obligation, the additional interest would be in the amount of 0.25% per annum, increasing at the end of such 90-day period by 0.25% per annum, subject to a maximum rate of 8.25% per annum for the duration of such failure, from and including the date of such failure, until the event giving rise to the additional interest has been cured. In the event of a failure, once we regained compliance with our registration obligation with respect to all of the registrable securities, the interest payable on the Notes would return to the initial interest rate of 7.75%.
Our common stock price has been highly volatile, and an investment in our common stock could suffer a decline in value.
     The trading price of our common stock has been highly volatile and could continue to be subject to wide fluctuations in price in response to various factors, many of which are beyond our control, including:

•	positive or adverse developments with respect to obtaining regulatory approval of our proposed products;

•	positive or adverse developments with respect to our drug trials;

•	actual or anticipated period-to-period fluctuations in financial results;

•	litigation or threat of litigation;

•	failure to achieve, or changes in, financial estimates by securities analysts;

•	announcements of new products or services or technological innovations by us or our competitors;

•	comments or opinions by securities analysts or major stockholders;

•	conditions or trends in the pharmaceutical, biotechnology and life science industries;

•	announcements by us of significant acquisitions, strategic partnerships, joint ventures or capital commitments;

•	additions or departures of key personnel;

•	sales of our common stock and issuances of common stock to pay interest on our outstanding convertible senior notes;

•	economic and other external factors or disasters or crises;

•	limited daily trading volume; and

•	developments regarding our patents or other intellectual property or that of our competitors.
     In addition, the stock market in general, and the OTC Bulletin Board® and the market for biotechnology companies in particular, have experienced significant price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of those companies. Further, there has been significant volatility in the market prices of securities of life science companies. These broad market and industry factors may seriously harm the market price of our common stock, regardless of our operating performance. In the past, following periods of volatility in the market price of a company’s securities, securities class action litigation has often been instituted. A securities class action suit against us could result in substantial costs, potential liabilities and the diversion of management’s attention and resources.
We do not currently pay dividends on our common stock and we do not intend to do so in the future.
     We have never declared or paid any dividends on our common stock. We currently intend to retain any future earnings and do not expect to pay any dividends in the foreseeable future.
Provisions of our outstanding convertible senior notes could discourage an acquisition of us by a third party.
     Certain provisions of our outstanding convertible senior notes could make it more difficult or more expensive for a third party to acquire us, including a provision requiring an acquirer to assume all of our obligations under the notes and the indenture. Upon the occurrence of certain transactions constituting a fundamental change under the indenture relating to the notes, holders of the notes will have the right, at their option, to require us to repurchase all of their notes or any portion of the principal amount of such notes.

NOTE REGARDING FORWARD-LOOKING STATEMENTS
     Some of the information in this prospectus constitutes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, which we refer to as the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, which we refer to as the Exchange Act. You can identify these statements by forward-looking words such as “may,” “expect,” “anticipate,” “contemplate,” “believe,” “estimate,” “intends” and “continue” or similar words. You should read statements that contain these words carefully because they:
•	discuss future expectations;

•	contain projections of future results of operations or financial condition;

•	contain projections of future plans for product development, including commencement, conduct or completion of drug trials or timing of filing for or receipt of regulatory approval; or

•	state other “forward-looking” information.
     We believe it is important to communicate our expectations to our investors. However, there may be events in the future that we are not able to predict accurately or over which we have no control. The risk factors and cautionary language discussed in this prospectus provide examples of risks, uncertainties and events that could cause actual results to differ materially from those contemplated in these forward-looking statements. A detailed discussion of risks attendant to the forward-looking statements is included under “Risk Factors” beginning on page 5 of this prospectus.
     You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this prospectus.
     All forward-looking statements included attributable to Vion or any person acting on behalf of Vion are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Except to the extent required by applicable laws and regulations, Vion undertakes no obligation to update these forward-looking statements to reflect events or circumstances after the date of this prospectus or to reflect the occurrence of unanticipated events.
     Before making your investment decision, you should be aware that the occurrence of the events described in the “Risk Factors” section of this prospectus could have a material adverse effect on the business, prospects, financial condition or operating results of Vion.

USE OF PROCEEDS
     We may issue the shares of our common stock to which this prospectus relates to the holders of our 7.75% convertible senior notes in payment of interest on the notes. We will not receive any proceeds from this offering.
MARKET PRICE OF AND DIVIDENDS ON COMMON EQUITY AND
RELATED STOCKHOLDER MATTERS
Market Information for Common Stock
     Our common stock is quoted on the OTC Bulletin Board® under the symbol “VION.” Our common stock traded on the Nasdaq Capital Market SM under the symbol “VION” until August 15, 2008. The following table reflects for the periods shown the range of high and low sales prices of our common stock as quoted by the OTC Bulletin Board® and Nasdaq Capital Market SM. OTC Bulletin Board® bid prices represent inter-dealer prices, without retail mark-up, mark down or commissions, and may not necessarily represent actual transactions. Our common stock prices set forth below have been adjusted, as applicable, to reflect the one-for-ten reverse stock split effected on February 20, 2008.

	2009				2008		2007		2006
	High		Low		High	Low	High	Low	High	Low
First Quarter	$0.52	(1)	$0.37	(1)	$8.27	$1.22	$19.90	$13.00	$25.90	$15.40
Second Quarter	—		—		1.85	1.02	23.00	8.60	22.90	12.00
Third Quarter	—		—		1.18	0.32	12.10	6.80	14.30	9.70
Fourth Quarter	—		—		0.65	0.25	11.00	5.40	18.40	10.40

(1)	Through January 30, 2009.
Common Stockholders
     As of January 30, 2009, there were 147 holders of record of our common stock, one of which is Cede & Co., a nominee for Depository Trust Company (DTC). We estimate that there are 11,800 beneficial holders of our common stock.
Dividends
     No dividends have been paid on our common stock. We currently intend to retain all future earnings for use in the operation of our business and therefore do not anticipate paying cash dividends in the foreseeable future.

BUSINESS
     We are a development-stage pharmaceutical company that develops therapeutics for the treatment of cancer. Our research and product development activities to date have consisted primarily of conducting preclinical trials of product candidates, obtaining regulatory approval for clinical trials, conducting clinical trials, preparing to file for regulatory approval of our lead product candidate, laromustine, conducting pre-commercialization activities, negotiating and obtaining collaborative agreements, and obtaining financing in support of these activities. Since inception, we have generated minimal revenues and have incurred substantial operating losses from our activities. We currently have no material source of revenue and we expect to incur substantial operating losses for the next several years due to expenses associated with our activities. We will have to raise additional capital to operate the Company after the first quarter of 2010.
     We have two small molecule anticancer agents in clinical development. Clinical development of a product candidate generally involves a three-phase process. In Phase I, clinical trials are conducted with a small number of subjects to determine the tolerated drug dose, early safety profile, proper scheduling and the pattern of drug distribution, absorption and metabolism. In Phase II, clinical trials are conducted with groups of patients afflicted with a specific disease in order to determine efficacy, dose-response relationships and expanded evidence of safety. In Phase III, large-scale, multi-center, controlled clinical trials are conducted in order to: (i) provide enough data for statistical proof of safety and efficacy; (ii) compare the experimental therapy to existing therapies; (iii) uncover unexpected safety problems, such as previously unobserved side-effects; and (iv) generate product labeling.
     Most of our resources are focused on the development of laromustine for the treatment of acute myeloid leukemia (AML). In early 2009, we plan to file a New Drug Application (NDA) for laromustine with the U.S. Food and Drug Administration (FDA) based on our pivotal Phase II trial of the drug as a single agent in elderly patients with de novo poor-risk AML, supplemented by data from a previous Phase II trial of laromustine in elderly AML. Although preliminary data from the pivotal trial indicated that we met the criteria for a successful trial based on the primary endpoint, the overall response rate, there can be no assurance that we will be able to file an NDA based on the data from this trial in early 2009, or that the NDA will be approved on a timely basis by the FDA, if at all.
     In May 2007, our Phase III trial of laromustine in combination with cytarabine in relapsed AML was put on clinical hold by the FDA after accrual of 268 patients. This decision was based on a planned interim analysis of clinical data by the trial’s data safety monitoring board (DSMB) that resulted in a recommendation that enrollment and further treatment of patients on study be suspended. The DSMB’s recommendation was based on their evaluation that any advantage in the primary endpoint, the overall response rate, was being compromised by the mortality observed on the study. In January 2008, we announced that the FDA had lifted the clinical hold on this trial, and that we had reached initial agreement with the FDA on modifications to our original Phase III study protocol resulting in the requirement to conduct a new Phase III trial in relapsed AML, if we pursue regulatory approval in this indication. The original Phase III trial is now closed. There can be no assurance that we will start a new Phase III trial in relapsed AML at any time in the future.
     We have limited resources to allocate to additional clinical trials of laromustine. Laromustine is being evaluated in four clinical trials at this time: (i) a continuation of our pivotal Phase II trial to collect certain electrocardiogram data; and (ii) three trials sponsored by clinical investigators. We have also entered into an agreement to conduct one additional investigator-sponsored trial of laromustine in AML.
     We have limited resources to apply to our second product candidate, Triapine®. Triapine® is under evaluation in four clinical trials sponsored by the National Cancer Institute’s (NCI) Cancer Therapy Evaluation Program. We provide Triapine® drug products to support these trials.
     We have two additional anticancer technologies that are in the preclinical development stage: (i) a small molecule that targets hypoxic or low-oxygen areas of tumors (VNP40541) and (ii) a drug delivery technology (TAPET®). We are not developing these technologies with our own resources at this time, and are seeking development partners for these product candidates. ‘Preclinical development’ or ‘preclinical studies’ indicate that the product candidates selected for development are being evaluated for potency, specificity, manufacturability and pharmacologic activity in vitro, or cell culture, and in vivo, or animal models.
     Our product development programs are based primarily on technologies that we license from Yale University (Yale) and other cancer research centers or that we have developed ourselves. We have largely engaged in product development with respect to anticancer therapeutics through in-house preclinical and clinical development and through collaboration with academic, research and governmental institutions. As our product candidates advance through trials, depending on financial and pharmaceutical market conditions and the resources required for development, we will determine the best method and/or partnership to develop, and eventually market, our products.
     We were incorporated in March 1992 as a Delaware corporation and began operations on May 1, 1994. We have no material source of revenues. We have incurred operating losses since our inception. As of September 30, 2008, we had an accumulated deficit of approximately $232.1 million. We expect to incur substantial operating losses for the next several years due to expenses associated with product development, clinical testing, regulatory activities, manufacturing development, scale-up and commercial-scale manufacturing, pre-commercialization activities, developing a sales and marketing force, and other infrastructure support costs. We will need to obtain additional financing to cover these costs.
     For the nine-month period ended September 30, 2008, we spent $13.8 million on company-sponsored research and development. For the years ended December 31, 2007, 2006 and 2005, we spent $24.2 million, $21.5 million and $16.6 million, respectively, on company-sponsored research and development.
Status of Common Stock
     On February 20, 2008, we effected a one-for-ten reverse split of all outstanding shares of our common stock and a corresponding decrease in the number of shares of authorized common stock. As of that date, each ten of our shares were automatically combined, converted and exchanged into one share of our common stock. All share amounts, per share amounts and common stock prices included in this prospectus are provided on a post-reverse stock split basis.
     On August 15, 2008, we announced that we had been delisted from the Nasdaq Capital MarketSM. Our common stock is now quoted on the OTC Bulletin Board® under the symbol “VION.”
Overview of Cancer and Treatment Methods
     According to the American Cancer Society (ACS), cancer is the second most common cause of death in the United States, exceeded only by heart disease. The ACS estimated that 1,437,180 new cancer cases would be diagnosed and about 565,650 cancer deaths would occur in the United States in 2008.
     Cancer is a heterogeneous group of diseases characterized by uncontrolled cell division and growth resulting in the development of a mass of cells or tumor, as well as the invasion and spreading of these cells to other organs of the body (metastasis). Cancerous tumors can arise in any tissue or organ within the human body and generally cause clinical problems to the patient when the tumor affects the function of that organ or when the tumor spreads to other organs. Cancers which arise in the bone marrow (e.g. acute and chronic leukemias and multiple myeloma) or the lymph nodes (Hodgkin’s disease and lymphomas) spread through the bone marrow and lymphatic systems, affecting the growth of normal blood and lymphatic cells. Cancer is believed to occur as a result of a number of factors, such as genetic predisposition, chemical agents, viruses and radiation. These factors result in genetic changes affecting the ability of cells to regulate their growth and differentiation.
     The most common methods of treating patients with cancer are surgery, radiation and anticancer drugs (chemotherapy). A cancer patient often receives treatment with a combination of methods. Surgery and radiation therapy are particularly effective in patients where the disease is localized. The most common method of treating patients with cancer that has spread beyond the primary site is to administer systemic chemotherapy. Chemotherapy seeks to damage and kill cancer cells or to interfere with the molecular and cellular processes that control the development, growth and survival of malignant tumor cells. In many cases, chemotherapy consists of the administration of several different drugs in combination. Chemotherapy can cause a number of side effects in patients, including weakness, low blood count, loss of appetite, nausea and vomiting, and damage to various organs that can result in loss of normal body functions.

     The effectiveness of current cancer treatments with respect to any particular patient varies greatly, depending upon the cancer diagnosis and the tolerance of the individual patient to treatment. Therefore, a significant need exists for new agents that can be used alone or in combination with existing drugs and treatment approaches and that will result in greater efficacy with less toxicity (or a more favorable benefit to risk profile) than current therapeutic options.
Products for the Treatment of Cancer in Clinical Development
     The discussion below sets forth the development status of our product candidates in clinical development (except as otherwise specifically noted below) as of February 1, 2009.
      Laromustine
     Laromustine is a novel alkylating (DNA-damaging) agent. Alkylating agents directly damage DNA to prevent cancer cells from reproducing, and work in all phases of the cell cycle, affecting both dividing and non-dividing cancer cells. Alkylating agents are among the most widely used class of anticancer drugs, displaying activity across a range of both hematologic and solid tumors, including acute and chronic leukemias, non-Hodgkin’s lymphoma, Hodgkin’s disease, multiple myeloma, and lung, breast, ovarian, brain, and certain other cancers. There are a number of approved alkylating agents used in the treatment of cancer, including busulfan, cisplatin, carboplatin, chlorambucil, cyclophosphamide, ifosfamide, dacarbazine, mechlorethamine, melphalan, and temozolomide.
     Preclinical data on laromustine showed broad anti-tumor activity in in vivo models. It was curative in certain preclinical leukemia models, including mice bearing certain derivatives of a leukemia cell line that was resistant to standard alkylating agents. Laromustine was also active against solid tumor models, including lung, colon and brain cancer, and melanoma. Laromustine was also not affected by mechanisms for multiple drug resistance which can limit the effectiveness of treatment. Laromustine has been shown in preclinical studies to be capable of crossing the blood-brain barrier. The blood-brain barrier has been a common obstacle in achieving active concentrations of many anticancer drugs within the brain.
     Below is a table summarizing all laromustine clinical trials conducted through, or recruiting patients, as of February 1, 2009:

Commencement
Trial	Indication	Sponsor	Date	Status
Phase III trial in combination with remission-induction therapy	AML and MDS	Investigator	December 2008	Ongoing
Phase III trial in combination with Ara-C	AML, relapsed	Vion	March 2005	Clinical hold lifted by FDA; Closed
Phase II single agent trial	AML, elderly de novo poor-risk	Vion	May 2006	NDA filing planned for early 2009; Ongoing
Phase II single agent trial	Small cell lung cancer	Vion	September 2005	Closed
Phase II single agent trial	Brain tumors, adult	Investigator	June 2004	Completed
Phase II single agent trial	AML and high-risk myelodysplastic syndromes, elderly; AML, relapsed	Vion	March 2004	Completed
Phase I/II trial in combination with cytarabine	AML, elderly	Investigator	May 2008	Ongoing
Phase I/II trial in combination with temozolomide	Brain tumors, adult	Investigator	September 2007	Ongoing
Phase I/II single agent trial	Chronic lymphocytic leukemia	Vion	July 2005	Closed
Phase I trial in combination with stem cell transplantation	Hematologic Malignancies	Investigator	December 2007	Closed

Commencement
Trial	Indication	Sponsor	Date	Status
Phase I trial	Brain tumors, pediatric	Investigator	April 2005	Completed
Phase I trial in combination with temozolomide	Hematologic malignancies	Vion	October 2004	Completed
Phase I trial in combination with Ara-C	Hematologic malignancies	Vion	July 2003	Completed
Phase I single agent trial	Solid tumors	Vion	February 2003	Completed
Phase I single agent trial	Hematologic malignancies	Vion	August 2002	Completed
Phase I single agent trial	Solid tumors	Vion	June 2001	Completed
     We would need to reevaluate laromustine if the data from any of its clinical trials raised issues relative to its safety and efficacy. In such event, we would alter the drug or dose as used in the trial, modify the clinical trial protocol, commence additional trials, or abandon the drug development project. In any such event, our business, operations and prospects would be materially adversely affected, and our ability to apply for or obtain regulatory approval might be delayed, or we might not be able to obtain regulatory approval at all.
     In March 2004, we received fast track designation from the FDA for laromustine in relapsed or refractory AML. In October 2005, we received fast track designation for laromustine in elderly poor-risk AML. The FDA’s fast track programs are designed to facilitate the development of new drugs that are intended to treat serious or life-threatening conditions and demonstrate the potential to address unmet medical needs.
     In October 2004, we received orphan drug designation from the FDA for laromustine in AML in the United States. Orphan drug designation may be granted to products that treat rare diseases or conditions that affect fewer than 200,000 people in the United States. Orphan drug designation does not convey any advantage or shorten the duration of the FDA review and approval process. The designation may provide eligibility for: (i) a seven-year period of market exclusivity for the indication of AML; (ii) potential tax credits for research; (iii) grant funding for research and development; (iv) reduced filing fees for marketing applications; and (v) assistance with the review of clinical trial protocols.
     In January 2006, we received orphan drug designation from the European Medicines Agency (EMEA) for laromustine in AML in the European Union. Orphan drug status is granted by the European Commission to promote development of drugs to treat rare diseases or conditions. Orphan drug designation in Europe does not convey any advantage or shorten the duration of the EMEA review and approval process. Orphan drug designation in Europe may entitle laromustine to: (i) a ten-year period of market exclusivity for the indication of AML; (ii) protocol assistance from the EMEA to optimize drug development in preparing a dossier that will meet regulatory requirements; (iii) reduced fees associated with applying for market approval; and (iv) access to European Union research funding.
      Laromustine in Hematologic Malignancies
     In early 2009, we plan to file an NDA with the FDA based on a pivotal Phase II trial of laromustine in previously untreated elderly patients with de novo poor-risk AML. Elderly de novo poor-risk AML patients are those elderly patients with poor-risk AML that has not evolved from a prior myelodysplastic syndrome or from prior treatment with chemotherapy. Data from the pivotal trial will be supplemented with data from a previous Phase II trial of laromustine in elderly AML. In December 2007 and in December 2008, we presented preliminary data from the pivotal trial at the Annual Meeting of the American Society of Hematology and in June 2008, we presented preliminary data from the trial at the Annual Meeting of the American Society of Clinical Oncology. Although the preliminary data from this trial indicate that we met the criteria for a successful trial based on the primary endpoint, the overall response rate, there can be no assurance that we will be able to file an NDA based on the data from this trial in early 2009, or that the NDA will be approved on a timely basis by the FDA, if it all.
     Our Phase III trial of laromustine in combination with cytarabine in relapsed AML was initiated in March 2005 and accrued 268 patients. In May 2007, we announced that we would suspend enrollment and patient treatment to this trial pending a detailed review of all of the data from the trial. This decision was based on a planned interim analysis of clinical data from the first 210 treated patients by the trial’s data safety monitoring board (DSMB) that resulted in a recommendation that enrollment and further treatment of patients on study be suspended. The DSMB’s recommendation was based on their evaluation that any advantage in the primary endpoint, the overall response rate, was being compromised by the mortality observed on the study. In May 2007, the FDA placed the trial on clinical hold. We subsequently performed a comprehensive safety and efficacy analysis with our personnel and external and independent medical consultants. In November 2007, we announced that discussions with the DSMB for the trial regarding the findings of the medical and safety review had been completed and the next step of the process was to present the findings and recommendations to the regulatory authorities. In January 2008, we announced that the FDA had lifted the clinical hold on this trial, and that we had reached initial agreement with the FDA on modifications to our original Phase III study protocol resulting in the requirement to conduct a new Phase III trial in relapsed AML, if we pursue regulatory approval in this indication. The original Phase III trial is now closed. In June 2008, we presented data from this trial at the Annual Meeting of the American Society of Clinical Oncology. Among other changes, any new trial may include a lowered dose of laromustine in the experimental arm of the trial, and prophylactic therapy with antibiotics, anti-fungals and growth factors for all patients. There can be no assurance that we will start a new Phase III trial in relapsed AML at any time in the future.
     There are two additional clinical trials of laromustine in hematologic malignancies underway at this time. An investigator-sponsored Phase III trial in combination with remission-induction therapy for previously untreated patients with AML and high-risk myelodysplasia syndrome was initiated in December 2008. An investigator-sponsored Phase I/II trial in combination with cytarabine for elderly patients with previously untreated AML was initiated in May 2008.
     We have entered into an agreement to conduct one additional investigator-sponsored trial of laromustine in AML: a multi-center Phase I/II trial of laromustine with remission-induction therapy in patients aged 18-60 with previously untreated AML and a poor prognosis based on their cytogenetic profile. This trial is expected to enroll its first patient in 2009.
      Laromustine in Solid Tumors
     In January 2008, our Phase II trial of laromustine as a single agent in small cell lung cancer was closed to patient enrollment due to a reallocation of resources. The trial had accrued 67 out of a planned total of 87 patients. Final data from this trial has not yet been presented at a clinical conference or published.
     There is one trial of laromustine in a solid tumor underway at this time. An investigator-sponsored Phase I/II trial of laromustine in combination with temozolomide in adult brain tumors was initiated in September 2007.
      Triapine®
     Triapine® is a small molecule that in preclinical models inhibits the enzyme ribonucleotide reductase and therefore prevents the replication of tumor cells by blocking a critical step in DNA synthesis. Ribonucleotide reductase inhibition is believed to arrest the growth of, or kill, cancer cell lines, by blocking a critical step in DNA synthesis in cancer cells. Inhibition of this enzyme has also been shown in vitro and in vivo to enhance the anti-tumor activity of several standard anticancer agents. Accordingly, we believe Triapine® has potential to be used as a single agent and in combination with anticancer drugs to prevent damaged anticancer cells from regenerating.
     We have evaluated an intravenous formulation of Triapine® in five single agent Phase I trials, three single agent Phase II trials, four Phase I combination trials, and two Phase II combination trials. All our other trials of Triapine® are closed to accrual or completed.
     Clinical trials of Triapine® are being sponsored by the NCI’s Cancer Therapy Evaluation Program under a clinical trials agreement with the NCI’s Division of Cancer Treatment and Diagnosis for the clinical development of Triapine®. We provide the product used in these trials. There are currently three trials open to recruiting new patients sponsored by the NCI to evaluate an intravenous formulation of Triapine®: (i) a trial of Triapine® in combination with gemcitabine; (ii) a trial of Triapine® in combination with radiation; and (iii) a trial of Triapine® in combination with fludarabine. An additional thirteen trials are closed to accrual or completed.
     Clinical testing of new single agent administration schedules may be possible with the oral form of Triapine®, which to date has been studied in a small number of patients to determine its absorption in the bloodstream following a single dose. A Phase I trial sponsored by the NCI of an oral formulation of Triapine® is ongoing.
     In October 2003, we entered into a license with Beijing Pason Pharmaceuticals, Inc. (Pason) whereby we granted Pason the exclusive rights to develop, manufacture and market Triapine® in the People’s Republic of China, Taiwan, Hong Kong and Macao. To date, Pason has not conducted clinical trials of Triapine®. See “—License and Research Agreements,” below.
Other Products and Product Candidates for Conditions Other than Cancer
      MELASYN®
     Melanin is a pigment formed by cells in the skin that gives skin its color and protects it from sun damage by absorbing ultraviolet rays. MELASYN® is a patented, water-soluble, synthetic version of melanin, making it a potentially useful ingredient for formulation of skin care products and cosmetics. Our MELASYN® patents and technology are licensed from Yale. We have one non-exclusive sublicense for MELASYN® with a sublicensee. See “—License and Research Agreements,” below.
      Novel Nucleoside Analogs
     We have licensed patents and patent applications related to a nucleoside analogue, or synthetic molecule, known as elvucitabine (ß-L-Fd4C) from Yale. In February 2000, we entered into a sublicense agreement for elvucitabine with a sublicensee. Under the terms of the sublicense agreement, the sublicense has funded the development of elvucitabine which is currently in Phase II clinical trials as an antiviral drug for the treatment of human immunodeficiency virus (HIV). See “—License and Research Agreements,” below.
License and Research Agreements
      Agreements with Yale University
     We license various compounds from Yale, including laromustine and Triapine®, which were developed in the laboratory of Dr. Sartorelli, one of our directors, through research funded in part by us. The license agreements with Yale, which are described below, grant us exclusive licenses to make, use, sell and practice the inventions covered by various patents and patent applications relating to our primary product candidates as described below. Each license agreement requires us to pay royalties and, in some cases, milestone payments to Yale. Yale has retained the right to make, use and practice the inventions for non-commercial purposes. Under the license agreements we are required to exercise due diligence in commercializing the licensed technologies. The licenses may be terminated by Yale in the event that we fail to make a payment when due, we commit a material breach of the license, we become insolvent or file a petition in bankruptcy, or we fail to exercise due diligence in commercializing the licensed products, subject to certain cure periods. In the event that the license agreement dated August 1994, described below, is terminated for breach, all rights under licenses previously granted terminate. Accordingly, a default as to one product could affect our rights in other products. We may terminate the licenses in the event of Yale’s material breach of the licenses if such breach remains uncured for 30 days. Under the license agreements, we are also required to defend and indemnify Yale for any damages arising out of its use or sale of the licensed products by us or our sublicensees.
     Subsequent to entering into a license agreement with Yale in August 1994, described below, we have paid approximately $10.8 million through September 30, 2008 to fund research activities at Yale. For risks associated with research funding provided to Yale, see “—If Yale does not conduct research relating to products we would like to pursue, we may never realize any benefits from our funding provided to Yale” under “Risk Factors” beginning on page 5 of this prospectus.

     Yale/Vion (formerly MelaRx Pharmaceuticals, Inc.) License Agreement — September 1990
     Under this agreement, we have an exclusive license to a synthetic form of melanin named MELASYN®. Under the terms of the amended license agreement, we pay a license fee to Yale based on a percentage of net sales and sublicensing revenues. The term of the license is dictated by the expiration of any patents relating to any invention or, with respect to non-patented inventions or research, 24 years from 1990 (i.e. through 2014).
     We have a non-exclusive sublicense agreement for MELASYN® with a sublicensee. Under the terms of the sublicense agreement, we receive reimbursement for certain costs and, if products including our technology are commercialized, we would receive a royalty based on a percentage of sales in countries where we have issued patents.
     Yale/Vion (formerly OncoRx, Inc.) License Agreement — August 1994
     Under this amended agreement, we have a non-transferable worldwide exclusive license to make, have made, use, sell and practice inventions under certain patents and patent applications for therapeutic and diagnostic purpose. The patents and patent applications under this amended license cover laromustine and other sulfonylhydrazine compounds, Triapine® and elvucitabine (ß-L-Fd4C). The term of the license is dictated by the expiration of any patents relating to any inventions or, with respect to non-patented inventions or research, 17 years from 1994 (i.e. through 2011). This amended agreement provides that if Yale, as a result of its own research, identifies potential commercial opportunities for the licensed inventions, we will have the first option to negotiate a commercial license for the commercial opportunities. Yale is entitled to royalties on sales, if any, of resulting products, sublicensing revenues and, with regard to several patents, milestone payments based on the status of clinical trials and/or regulatory approvals.
     We have granted a sublicense for elvucitabine (ß-L-Fd4C) to a sublicensee. Under the terms of the sublicense agreement, we received a small equity payment and, when and if a product including our technology is developed and commercialized, we could receive payments based on development milestones and royalties based on product revenue.
     We have also granted a sublicense to Beijing Pason Pharmaceuticals, Inc. (“Pason”) granting them the exclusive rights to develop, manufacture and market Triapine® in the People’s Republic of China, Taiwan, Hong Kong and Macao (the ''Territory’’). Under the terms of the sublicense agreement, the Company received an upfront technology license fee and is entitled to receive potential milestone payments and potential royalties based on a percentage of Triapine® revenues in the Pason Territory. Pason is required to fund the preclinical and clinical development necessary for regulatory approval of Triapine® in the Pason Territory. To date, Pason has not conducted trials of Triapine®.
     Yale/Vion (formerly OncoRx, Inc.) License Agreements — December 1995
     Under this amended agreement, we have a non-transferable worldwide exclusive license, expiring over the lives of the patents, to three inventions relating to gene therapy for melanoma. Technology licensed by us under this agreement relates to TAPET®. We have another license agreement with Yale pursuant to which we have a non-transferable worldwide exclusive license, expiring over the lives of the patents, to an invention relating to whitening skin. Under these licensing agreements, Yale is entitled to potential milestone payments based on the status of clinical trials and regulatory approvals. In addition, Yale is entitled to royalties on sales, if any, of resulting products and sublicense revenues.
Competition
     Competition in the biopharmaceutical industry is intense and based on scientific and technological factors, the availability of patent and other protection for technology and products, the ability to finance and commercialize technological developments, and the ability to obtain governmental approval for testing, manufacturing and marketing drugs. We face competition from pharmaceutical companies and biotechnology companies. Numerous companies such as Amgen Inc., AstraZeneca PLC, Genzyme Corporation, Bristol-Myers Squibb Company, Celgene Corporation, Chiron Corporation, Cyclacel Pharmaceuticals, Inc., Eli Lilly and Co., Esai, Inc., Genentech Inc., Genzyme Corporation, ImClone Systems Inc., Johnson & Johnson, Lorus Therapeutics Inc., OSI Pharmaceuticals, Inc., Pfizer Inc., Schering-Plough Corporation, Wyeth and Xanthus Pharmaceuticals, Inc. have publicly announced their intention to develop anticancer drugs including, in some instances, agents to be used for the treatment of AML or alkylating agents like our compound laromustine, or agents that target ribonucleotide reductase like our compound Triapine®. For risks associated with competition, see “—We face intense competition in the market for anticancer products, and if we are unable to compete successfully, our business will suffer” under “Risk Factors” beginning on page 5 of this prospectus.
Patents, Licenses and Trade Secrets
     Our policy is to protect our technology by, among other means, filing patent applications for technology that we consider important to the development of our business. We intend to file additional patent applications, when appropriate, relating to new developments or improvements in our technology and other specific products that we develop. We also rely on trade secrets, know-how and continuing technological innovations, as well as patents we have licensed or may license from other parties to develop and maintain our competitive position.
     In connection with our license agreement with Yale dated August 1994, we are the exclusive licensee, subject to certain rights retained by Yale, of a number of issued patents and pending U.S. and foreign patent applications relating to:
•	Laromustine, and other compounds in the sulfonylhydrazine class;

•	Triapine® and other ribonucleotide reductase inhibitors; and

•	Elvucitabine (ß-L-Fd4C), its composition and its use for the treatment of HIV and hepatitis B (HBV) infections, and its use in combination with other anti-viral drugs.
     We are also the exclusive licensee from Yale of an issued U.S. patent and several foreign patents on KS119, a hypoxia-selective anticancer agent. Vion has also licensed from Yale one U.S. and several foreign patents relating to synthetic melanin and methods for using synthetic melanin, such as for sunscreen or self-tanning agents, relevant to our MELASYN® technology.
     Pursuant to our license agreement with Yale dated December 1995, we are the exclusive licensee of a number of issued patents and pending patent applications, U.S. and foreign, relating to our TAPET® technology, which include claims for methods of diagnosing and/or treating various solid tumor cancers, including melanoma, lung cancer, breast cancer and colon cancer. We also have rights, either by license and/or by assignment, to issued patents and pending patent applications, U.S. and foreign, relating to our TAPET® technology. In addition, we have filed a number of U.S. provisional and non-provisional patent applications, an international patent application and a number of foreign patent applications related to this technology.
     We or our licensors are prosecuting the patent applications related to products we license both with the U.S. Patent and Trademark Office (PTO) and various foreign patent agencies, but we do not know whether any of our applications will result in the issuance of any patents or, whether any issued patent will provide significant proprietary protection or will be circumvented or invalidated. During the course of patent prosecution, patent applications are evaluated for, among other things, utility, novelty, non-obviousness, written description and enablement. The PTO may require that the claims of an initially filed patent application be amended if it is determined that the scope of the claims include subject matter that is not useful, novel, non-obvious, described adequately or enabled. Furthermore, in certain instances, the practice of a patentable invention may require a license from the holder of dominant patent rights.
     We cannot predict whether our patent applications or our competitors’ patent applications will result in valid patents being issued. An issued patent is entitled to a presumption of validity. The presumption may be challenged in litigation; a court could find any patent of ours or of our competitors invalid and/or unenforceable. Litigation, which could result in substantial cost to us, may also be necessary to enforce our patent and proprietary rights and/or to determine the scope and validity of the proprietary rights of others.
     The patent position of biotechnology and pharmaceutical firms generally is highly uncertain and involves complex legal and factual questions. To date, no consistent policy has emerged regarding the breadth of claims allowed in biotechnology and pharmaceutical patents.

Government Regulation
     Regulation by governmental authorities in the U.S. and other countries is a significant factor in the development of our products, and will be a significant factor in the manufacture and marketing of these products, if they are successfully developed and approved for sale. All of our products will require regulatory clearances or approvals prior to commercialization. In particular, drugs, biological agents and medical devices are subject to rigorous testing and other approval requirements by the FDA pursuant to the Federal Food, Drug, and Cosmetic Act and the Public Health Service Act and its regulations, as well as by regulatory authorities in other countries. Various statutes and regulations also govern or influence the testing, manufacturing, safety, labeling, packaging, advertising, storage, registration, listing and recordkeeping related to marketing of such products. Regulatory approval is a lengthy process and involves the expenditure of substantial resources. Approval time depends on a number of factors, including the severity of the disease in question, the availability of alternative treatments and the risks and benefits demonstrated in clinical trials. We cannot be certain that any required FDA or other regulatory approval will be granted or, if granted, will not be withdrawn.
     The development of a therapeutic drug typically first requires preclinical testing. Preclinical development of therapeutic drugs and biological agents is generally conducted in the laboratory to evaluate the safety and the potential efficacy of a compound by relevant in vitro and in vivo testing. When a product is tested prospectively to determine its safety for purposes of obtaining FDA approvals or clearances, such testing must be performed in accordance with good laboratory practices for non-clinical studies. The results of preclinical testing are submitted to the FDA as part of an Investigational New Drug Application (IND). The IND must become effective, the study must be approved by an institutional review board, and informed consent must be obtained from the clinical subjects, before human clinical trials can begin.
     Typically, clinical evaluation involves a three-phase process. In Phase I, clinical trials are conducted with a small number of subjects to determine the tolerated drug dose, early safety profile, proper scheduling and the pattern of drug distribution, absorption and metabolism. In Phase II, clinical trials are conducted with groups of patients afflicted with a specific disease in order to determine efficacy, dose-response relationships and expanded evidence of safety. In Phase III, large-scale, multi-center, controlled clinical trials are conducted in order to:
•	provide enough data for statistical proof of safety and efficacy;

•	compare the experimental therapy to existing therapies;

•	uncover unexpected safety problems, such as previously unobserved side-effects; and

•	generate product labeling.
     In the case of drugs for cancer and other life-threatening diseases, the initial human testing is generally conducted in patients rather than in healthy volunteers.
     In May 2007, our Phase III trial of laromustine in combination with cytarabine in relapsed AML was placed on clinical hold by the FDA. The FDA places a trial on clinical hold when the FDA does not believe or cannot confirm that the trial can be conducted without unreasonable risk to patients. We had suspended accrual and treatment of patients on this trial based on an interim evaluation by the DSMB for the trial that any advantage in the trial’s primary endpoint, the overall response rate, was being compromised by the observed mortality rate on the study. We subsequently performed a comprehensive safety and efficacy analysis with our personnel and external and independent medical consultants. In November 2007, we announced that discussions with the DSMB for the trial regarding the findings of the medical and safety review had been completed and the next step of the process was to present the findings and recommendations to the regulatory authorities. In January 2008, we announced that the FDA had lifted the clinical hold on this trial, and that we have reached initial agreement with the FDA on modifications to our original Phase III study protocol resulting in the requirement to conduct a new Phase III trial in relapsed AML if we pursue this indication. The original Phase III trial is now closed. Among other changes, any new trial may include a lowered dose of laromustine in the experimental arm of the trial, and prophylactic therapy with antibiotics, anti-fungals and growth factors for all patients. There can be no assurance that we will start a new Phase III trial in relapsed AML at any time in the future.

     The results of the preclinical and clinical testing are submitted to the FDA either as part of a NDA for drugs, or a biologics license application (BLA) for biologics, for approval to commence commercial distribution. For a biologic drug, the manufacturer generally must also obtain approval of an establishment license application. In responding to an NDA or BLA, the FDA may grant marketing approval, request additional information or deny the application if it determines that the application does not satisfy its regulatory approval criteria. It may take several years to obtain approval after submission of an NDA or BLA, although approval is not assured. The FDA also normally conducts a pre-approval inspection and other occasional inspections of an applicant’s facilities to ensure compliance with current good manufacturing practices. Further, stringent FDA regulatory requirements continue after a product is approved for marketing, and changes to products or labeling can require additional approvals. If any of our products is approved for marketing, we will be subject to stringent post-marketing requirements.
     We also will be subject to widely varying foreign regulations governing clinical trials and pharmaceutical sales. Whether or not FDA approval has been obtained, approval of a product by the comparable regulatory authorities of other countries must be obtained before marketing the product in those countries. The approval process varies from country to country and the time may be longer or shorter than that required for FDA approval. We intend, to the extent possible, to rely on foreign licensees to obtain regulatory approval to market our products in other countries. To date we have not entered into any such arrangements.
     In October 2004, we received orphan drug designation for laromustine in AML. Under the Orphan Drug Act, a sponsor may obtain designation by the FDA of a drug or biologic as an ‘orphan’ drug for a particular indication. Orphan drug designation is granted to drugs for rare diseases or conditions, including many cancers, with a prevalence of less than 200,000 cases in the United States. The sponsor of a drug that has obtained orphan drug designation and which is the first to obtain approval of a marketing application for such drug is entitled to marketing exclusivity for a period of seven years for the designated indication. This means that no other company can market the same orphan drug for the same indication approved by the FDA for seven years after approval unless such company proves its drug is clinically superior or the approved orphan drug marketer cannot supply demand for the drug. Legislation is periodically considered that could significantly affect the Orphan Drug Act. We intend to seek additional orphan drug designations for our products where appropriate.
     FDA regulatory procedures established in 1988 are intended to speed further the availability of new drugs intended to treat life-threatening and severely debilitating illnesses. These procedures provide for early and continuous consultation with the FDA regarding preclinical and clinical studies necessary to gain marketing approval. This regulatory framework also provides that if Phase I results demonstrate potential, Phase II clinical trials may be designed that obviate the need for lengthy, expensive Phase III testing. Notwithstanding the foregoing, approval may be denied by the FDA or traditional Phase III studies may be required. The FDA may also seek our agreement to perform post-approval Phase IV studies, which confirm product safety and efficacy.
     In January 2006, we received orphan drug designation for laromustine for the treatment of AML in Europe. Orphan drug status is granted by the European Commission to promote development of drugs to treat rare diseases or conditions. Orphan drug designation does not convey any advantage or shorten the duration of the EMEA review and approval process. Orphan drug designation may entitle laromustine to: (i) ten years of market exclusivity for the indication of AML; (ii) protocol assistance from the EMEA to optimize drug development in preparing a dossier that will meet regulatory requirements; (iii) reduced fees associated with applying for market approval; and (iv) access to European Union research funding.
     In addition to regulations relating to drug development, we are subject to federal, state and local environmental laws and regulations, including those promulgated by the Occupational Safety and Health Administration (OSHA), the Environmental Protection Agency (EPA) and the Nuclear Regulatory Commission (NRC), that govern activities or operations that may have adverse environmental effects, such as discharges to air and water, as well as handling and disposal practices for solid and hazardous wastes. These laws also impose strict liability for the costs of cleaning up, and for damages resulting from, sites of past spills, disposals or other releases of hazardous substances and materials for the investigation and remediation of environmental contamination at properties operated by us and at off-site locations where we have arranged for the disposal of hazardous substances.
     We have made, and will continue to make, expenditures for environmental compliance and protection. Expenditures for compliance with environmental laws have not had, and are not expected to have, a material effect on our capital expenditures. For risks associated with environment, see “—If environmental laws become stricter in the future, we may face large capital expenditures in order to comply with environmental laws” under “Risk Factors” beginning on page 5 of this prospectus.
Manufacturing, Distribution and Marketing
     We do not have experience in manufacturing any products for commercial use, or in marketing, distributing or selling any products, and have not yet commercially introduced any products. We do not currently have the capability to manufacture or market, distribute or sell on a commercial scale any products that we develop. We have only recently established pre-commercial capabilities in these areas.
     We use single source third parties to manufacture limited quantities of our products for use in clinical activities. We manufacture our active pharmaceutical ingredient for laromustine at SAFC, a member of the Sigma-Aldrich Inc., under an amended manufacturing agreement expiring September 2009. Under the terms of a manufacturing agreement expiring in December 2011, Ben Venue Laboratories, Inc. (Ben Venue), a division of Boeringher Ingelheim, is our exclusive manufacturer of laromustine finished drug product in the United States. We will need to validate our manufacturing process for laromustine and our other products before we can sell them commercially. We expect to validate the manufacturing process for laromustine finished product at Ben Venue but will not be able to market any product until we complete the validation as part of the regulatory approval process. For risks associated with manufacturing, see “—We rely on third-party manufacturers to manufacture our product candidates. If these third-party manufacturers fail to manufacture product candidates of satisfactory quality, in a timely manner, in sufficient quantities or at acceptable costs, development and commercialization of our products could be delayed” under “Risk Factors” beginning on page 5 of this prospectus.
     We are aware that Ben Venue received a Warning Letter from the FDA in November 2007 and that subsequent to that date the FDA had completed an on-site inspection of their facility that concluded with the issuance of an FDA Form 483 (483). A 483 is a form issued by the FDA to list observations made during a facility inspection. Ben Venue informed us that it submitted a response to the FDA proposing a plan to address the issues identified in the 483 and that the FDA has now indicated that Ben Venue’s compliance status has been changed in the FDA databases to “Approvable”, allowing for the approval of NDAs, ANDAs (Abbreviated New Drug Application) and the issuance of CPPs (Certificates of Pharmaceutical Product) needed for export to many foreign countries for products manufactured by Ben Venue. In June 2008, we were notified by Ben Venue that it had received a letter from the European Medicines Agency (EMEA) with observations from a recent audit of its facilities, and that it had responded to this letter with a plan to address the issues raised. If Ben Venue is not successful in completing the corrections of the observations that resulted in the issuance of the 483 or the audit letter from the EMEA on a timely basis, our ability to obtain FDA approval to manufacture laromustine for commercial purposes could be delayed. We believe that we have sufficient inventory of laromustine to conduct our current and planned clinical trials through June 2009 in Europe and beyond in the U.S. However, if Ben Venue is not able to manufacture additional supplies of laromustine in the future, we will have to establish a new source for finished product manufacturing, and our operations could be materially adversely affected.
     Our pre-commercial marketing efforts for laromustine in 2008 have included attendance at industry conferences, meetings with key opinion leaders, and brand development. If our products are approved for sale by regulatory authorities, we will need to develop our capabilities to market, distribute and sell our products or contract with third parties to do so. In the event we decide to establish a marketing and sales force, we will be required to hire and retain additional personnel. For risks associated with marketing and distribution, see “—If we are unable to establish sales, marketing and distribution capabilities, or to enter into agreements with third parties to do so, we will be unable to successfully market and sell future drug products” under “Risk Factors” beginning on page 5 of this prospectus.

Employees
     As of February 1, 2009, we had 43 employees.
Properties
     Our principal facility consists of approximately 21,500 square feet of leased laboratory and office space in New Haven, Connecticut. The facility lease runs through December 31, 2010, unless sooner terminated or extended pursuant to the terms of the lease. We have the right to extend the term of the lease for two successive terms of five years each. The current annual rental rate is approximately $236,500. We believe our existing facilities are adequate for our product development and administrative activities.
     In October 2008, we entered into an amendment of our lease in order to reduce expenses. As a result, our rentable square feet was reduced from 26,238 to 21,500 and our total base annual rent was reduced from $288,618 to $236,500.
Legal Proceedings
     In the normal course of business, we may be subject to proceedings, lawsuits and other claims. We are not a party to any legal proceedings that may have a material adverse effect on our business.

SELECTED FINANCIAL DATA
     The following selected consolidated financial data for each of the five years in the period ended December 31, 2007 was derived from our audited consolidated financial statements for the fiscal years then ended. The selected consolidated financial information for the nine months ended September 30, 2008 and 2007 and for the cumulative period from May 1, 1994 (inception) through September 30, 2008, was derived from our unaudited consolidated financial statements, but, in the opinion of management, reflects all adjustments necessary for a fair presentation of our results for such periods. The selected consolidated financial data should be read in conjunction with our consolidated financial statements and related notes for the fiscal years ended December 31, 2007, 2006 and 2005, and for the nine months ended September 30, 2008 and 2007 appearing in this prospectus beginning on page F-1. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for a discussion of our consolidated financial statements.

								For the period
								From
								May 1, 1994
								(Inception)
						Nine Months Ended		through
	Year Ended December 31,					September 30,		September 30,
(in thousands except per share data)	2007	2006	2005	2004	2003	2008	2007	2008
Consolidated Statement of Operations Data:
Total revenues	$66	$22	$23	$275	$375	$35	$16	$(13,065)
Loss from operations (1)	(32,561)	(27,249)	(19,821)	(16,501)	(11,923)	(19,379)	(25,050)	(217,318)
Net loss (1, 2)	(33,993)	(25,347)	(18,041)	(16,055)	(11,838)	(22,942)	(25,834)	(213,344)
Preferred stock dividends and accretion	—	—	—	—	—	—	—	(18,489)
Loss applicable to common shareholders (1, 2)	(33,993)	(25,347)	(18,041)	(16,055)	(11,838)	(22,942)	(25,834)	(231,833)
Basic and diluted loss applicable to common shareholders per share (1, 2)	(5.05)	(3.83)	(2.77)	(3.00)	(3.61)	(3.12)	(3.87)
Consolidated Balance Sheet Data
Cash, cash equivalents and short-term investments	$61,098	$31,014	$52,762	$41,729	$15,719	$42,763	$68,051
Total assets	63,195	31,856	53,719	42,644	16,376	44,216	70,091
Long-term obligations (2)	54,275	—	—	—	—	55,139	54,017
Cash dividends declared per common share	—	—	—	—	—	—	—

(1)	Since January 1, 2006, we have recorded stock-based compensation expense in our consolidated financial statements in accordance with Statement of Financial Accounting Standards No. 123 (revised 2004), “ Share-Based Payment,” (SFAS 123R), which had the following impact on operating results for the years ended December 31, 2007 and 2006, and for the nine months ended September 30, 2008 and 2007: net loss and loss applicable to common shareholders were increased by $4.5 million, $1.9 million, $2.0 million and $3.4 million, respectively, and basic and diluted loss per share was increased by $0.67, $0.29, $0.27 and $0.51, respectively. No employee stock-based compensation expense was recognized in reported amounts prior to January 1, 2006.

(2)	In February 2007, we issued convertible senior notes due February 2012. We recorded interest expense related to the notes which had the following impact on operating results for the year ended December 31, 2007, and for the nine months ended September 30, 2008 and 2007: net loss and loss applicable to common shareholders were increased by $5.1 million, $4.5 million and $3.7 million, respectively, and basic and diluted loss per share was increased by $0.76, $0.62 and $0.55, respectively.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
     The following Management’s Discussion and Analysis of Financial Condition and Results of Operations should be read in conjunction with our financial statements and the related notes appearing at the end of this prospectus. Our discussion contains forward-looking statements based upon our current expectations that involve risks, and our plans, objectives, expectations and intentions. As discussed under “Note Regarding Forward-Looking Statements,” actual results and the timing of events could differ materially from those anticipated in these forward-looking statements as a result of a number of factors, including those set forth under “Risk Factors,” “Business” and elsewhere in this prospectus.
Overview
     We are a development-stage pharmaceutical company that develops therapeutics for the treatment of cancer. Our research and product development activities to date have consisted primarily of conducting preclinical trials of product candidates, obtaining regulatory approval for clinical trials, conducting clinical trials, preparing to file for regulatory approval of our lead product candidate, laromustine, conducting pre-commercialization activities, negotiating and obtaining collaborative agreements, and obtaining financing in support of these activities. Since inception, we have generated minimal revenues and have incurred substantial operating losses from our activities. We currently have no material source of revenue and we expect to incur substantial operating losses for the next several years due to expenses associated with our activities. We will have to raise additional capital to operate the Company after the first quarter of 2010.
     We have two small molecule anticancer agents in clinical development. Most of our resources are focused on the development of laromustine for the treatment of acute myeloid leukemia (AML). In early 2009, we plan to file a New Drug Application (NDA) for laromustine with the U.S. Food and Drug Administration (FDA) based on our pivotal Phase II trial of the drug as a single agent in elderly patients with de novo poor-risk AML, supplemented by data from a previous Phase II trial of laromustine in elderly AML. Although preliminary data from the pivotal trial indicated that we met the criteria for a successful trial based on the primary endpoint, the overall response rate, there can be no assurance that we will be able to file an NDA based on the data from this trial in early 2009, or that the NDA will be approved on a timely basis by the FDA, if at all.
     In May 2007, our Phase III trial of laromustine in combination with cytarabine in relapsed AML was put on clinical hold by the FDA after accrual of 268 patients. This decision was based on a planned interim analysis of clinical data by the trial’s data safety monitoring board (DSMB) that resulted in a recommendation that enrollment and further treatment of patients on study be suspended. The DSMB’s recommendation was based on their evaluation that any advantage in the primary endpoint, the overall response rate, was being compromised by the mortality observed on the study. In January 2008, we announced that the FDA had lifted the clinical hold on this trial, and that we had reached initial agreement with the FDA on modifications to our original Phase III study protocol resulting in the requirement to conduct a new Phase III trial in relapsed AML, if we pursue regulatory approval in this indication. The original Phase III trial is now closed. There can be no assurance that we will start a new Phase III trial in relapsed AML at any time in the future.
     We have limited resources to allocate to additional clinical trials of laromustine. Laromustine is being evaluated in four clinical trials at this time: (i) a continuation of our pivotal Phase II trial to collect certain electrocardiogram data; and (ii) three trials sponsored by clinical investigators. We have also entered into an agreement to conduct one additional investigator-sponsored trial of laromustine in AML.
     We have limited resources to apply to our second product candidate, Triapine®. Triapine® is under evaluation in four clinical trials sponsored by the National Cancer Institute’s (NCI) Cancer Therapy Evaluation Program. We provide Triapine® drug products to support these trials.
     We have two additional anticancer technologies that are in the preclinical development stage: (i) a small molecule that targets hypoxic or low-oxygen areas of tumors (VNP40541) and (ii) a drug delivery technology (TAPET®). We are not developing these technologies with our own resources at this time, and are seeking development partners for these product candidates.
     Our plan of operations for the next twelve months currently includes the following elements:

•	Prepare for and file a NDA for laromustine with the FDA;

•	Conduct pre-launch commercialization activities for laromustine;

•	Conduct Vion-sponsored and support investigator-sponsored clinical studies of laromustine as a single agent or in combination with chemotherapy or other anti-cancer treatments;

•	Support clinical studies sponsored by the NCI of Triapine®; and

•	Continue to seek development partners, collaborative partnerships, joint ventures, co-promotional agreements or other arrangements with third parties for all of our product development programs.
     Our plan of operations could be revised or amended by us as a result of many factors, including, among other things, developments with respect to our drug trials and other research projects and the amount of cash and other resources available to us. We would need to reevaluate the development of laromustine if the data from any of its clinical trials raised issues relative to its safety and efficacy. In such event, we would alter the drug or dose as used in the trial, modify the clinical trial protocol, commence additional trials, or abandon the drug development project. In any such event, our business, operations and prospects would be materially adversely affected.
     Completion of clinical trials may take several years or more and the length of time can vary substantially according to the type, complexity, novelty and intended use of a product candidate. Factors that can cause delay or termination of our clinical trials include:
•	slow patient enrollment;

•	long period of time required to track safety and effectiveness;

•	lack of sufficient supplies of the product candidate;

•	adverse medical events or side effects in treated patients;

•	lack of effectiveness of the product candidate being tested;

•	negative or equivocal findings of the data safety monitoring board, or DSMB, for a trial; and

•	lack of sufficient funds.
     The amount and types of costs incurred during a clinical trial vary depending upon the type of product candidate, the disease treated and the nature of the study.
     We budget and monitor our research and development costs by category, as opposed to by product or study. Significant categories of costs include personnel, clinical, third party research and development services, and laboratory supplies. The cost to take a product candidate through clinical trials is dependent upon, among other things, the targeted disease indications, the timing, size and dosing schedule of the clinical trials for such product candidate, the number of patients enrolled in each trial and the speed at which patients are enrolled and treated. We could incur increased product development costs if we experience delays in trial enrollment, the evaluation of clinical trial results, or in applying for or obtaining regulatory approvals for any reason including the possible reasons for delay described above. These uncertainties and variability make it difficult to accurately predict the future cost of or timing to complete our product development projects.

     We cannot be certain that any of our products will prove to be safe or effective, will achieve the safety and efficacy needed to proceed through Phase III or registration clinical trials, will receive regulatory approvals, or will be successfully commercialized. Our clinical trials might prove that our product candidates may not be effective in treating disease or may have undesirable or unintended side effects, toxicities or other characteristics that require us to cease further development of the product.
     We expect that we will need to enter into and complete Phase III or registration clinical trials of our products in order to apply for regulatory approval. If we achieve successful completion of Phase III or registrational trials, which have commenced or which we may in the future commence, of which there can be no certainty, we intend to submit the results to the FDA to support an application for regulatory approval of the product.
     Given the uncertainties related to pharmaceutical product development, we are currently unable to reliably estimate when, if ever, our product candidates will generate revenue and cash flows. We do not expect to receive net cash inflows from any of our major research and development projects until and unless a product candidate becomes a profitable commercial product.
Critical Accounting Policies and Estimates
     The accompanying discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements and the related disclosures, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these consolidated financial statements requires us to make estimates and assumptions that affect the amounts reported in our consolidated financial statements and accompanying notes. These estimates form the basis for making judgments about the carrying values of assets and liabilities. We base our estimates and judgments on historical experience and on various other assumptions that we believe to be reasonable under the circumstances. Actual results could differ materially from these estimates.
     We believe the following policies to be the most critical to an understanding of our financial condition and results of operations because they require us to make estimates, assumptions and judgments about matters that are inherently uncertain.
     Revenue Recognition
     Technology License Fees. We record revenue under technology license agreements in accordance with the following:
•	Nonrefundable upfront license fees for which no further performance obligations exist are recognized as revenue on the earlier of when payments are received or collection is assured;

•	Nonrefundable upfront license fees including guaranteed, time-based payments that require continuing involvement in the form of development or other efforts by us are recognized as revenue ratably over the performance period;

•	Milestone payments are recognized as revenue when milestones, as defined in the applicable agreement, are achieved; and

•	Royalty revenues based on licensees’ sales of our products or technologies are recognized as earned in accordance with the contract terms when royalties from licensees can be reliably measured and collectibility is reasonably assured. Royalty estimates are made in advance of amounts collected based on historical and forecasted trends.
     Actual license fees received may vary from recorded estimated revenues. The effect of any change in revenues from technology license agreements would be reflected in revenues in the period such determination was made. Historically, such adjustments have been insignificant.

     Research and Laboratory Support Fees. We recognize revenue from research and laboratory support as the services are performed. Since 2005, we have not received any research and laboratory support fees.
     Contract Research Grants. We recognize revenue from grants received for research projects as earned in accordance with the grant terms. Since 2004, we have not received any contract research grants.
     Research and Development Expenses
     We record research and development expenses as incurred. We disclose clinical trials expenses and other research and development expenses as separate components of research and development expense in our consolidated statements of operations to provide more meaningful information to our investors. These expenses are based, in part, on estimates of certain costs when incurred. The effect of any change in the clinical trials expenses and other research and development expenses would be reflected in the period such determination was made.
     Stock-Based Compensation
     Since January 1, 2006, we have recognized stock-based compensation expense in accordance with Statement of Financial Accounting Standards No. 123 (revised 2004), Share-Based Payment (“SFAS 123R”). Under SFAS 123R, the fair value of stock-based compensation is estimated at the date of grant and is recognized ratably over the requisite service period in our consolidated financial statements. Prior to January 1, 2006, we accounted for stock-based compensation arrangements in accordance with the intrinsic value method provided by the Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (“APB 25”) and, as such, generally recognized no stock-based compensation expense in our consolidated financial statements.
     Our consolidated financial statements for periods prior to January 1, 2006 have not been restated to reflect, and do not include, the impact of SFAS 123R. We have provided pro forma disclosure in the notes to our consolidated financial statements of share-based payments for periods presented prior to January 1, 2006 in accordance with Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation (“SFAS 123”), as amended by Statement of Financial Accounting Standards No. 148, Accounting for Stock-Based Compensation — Transition and Disclosure” (“SFAS 148”).
     Compensation expense recorded for stock options is based on the fair value of the awards at the date of grant determined using the Black-Scholes option valuation model using assumptions based, in part, on historical experience of expected stock price volatility, expected term until exercise, expected forfeiture rate and risk-free interest rate. Once stock option fair values are determined, they may not be changed. SFAS 123R requires forfeitures estimated at the time of grant to be revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates.
     For additional disclosures regarding stock-based compensation, see Note 6 in the accompanying notes to condensed consolidated financial statements.
     Income Taxes
     Deferred income taxes are provided for the future tax consequences of temporary differences between the income tax and financial reporting bases of assets and liabilities, and on operating loss and tax credit carryforwards. Except for the tax provisions recorded for state capital taxes and the tax benefits recorded for the sale of certain research and development tax credits to the State of Connecticut, we have not recorded a provision or benefit for income taxes in our consolidated financial statements due to recurring historical losses. Accordingly, we have provided a full valuation allowance for our deferred tax assets as of September 30, 2008. In the event we determined that we would be able to realize deferred tax assets in the future, an adjustment would be made to reduce the valuation allowance in the period of determination.
     Recently Issued Accounting Standards
     On January 1, 2008, we adopted Statement of Accounting Standards No. 157, “Fair Value Measurements,” (SFAS 157). SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. The statement is effective for non-financial assets and liabilities recognized or disclosed at fair value on a recurring basis.
     The statement defines fair value as the exit price that would be received to sell an asset or paid to transfer a liability. Fair value is a market-based measurement that should be determined using assumptions that market participants would use in pricing an asset or liability. The statement establishes a three-level hierarchy to prioritize the inputs used in measuring fair value with Level 1 having the highest priority and Level 3 having the lowest.
     The estimated fair values of cash equivalents and available-for-sale securities reported in the accompanying condensed consolidated financial statements have been determined using Level 1 which represents quoted prices in active markets for identical assets.
     Pronouncements issued by the FASB or other authoritative accounting standards groups with future effective dates are either not applicable or not significant to our financial statements.
Results of Operations
Comparison of the Nine-Month Periods Ended September 30, 2008 and 2007
     Revenues. Revenues from technology license fees were $35,000 and $16,000 for the nine-month periods ended September 30, 2008 and 2007, respectively. We have no material source of revenues.
     Research and Development Expenses. Total research and development (R&D) expenses were $13.8 million and $18.7 million for the nine-month periods ended September 30, 2008 and 2007, respectively. The decrease in total R&D expenses was due to lower clinical trials expenses of $2.9 million and lower other R&D expenses of $2.0 million. The decrease in clinical trials expenses was primarily due to lower costs associated with our Phase III trial of laromustine which was closed to patient accrual in May 2007 and lower drug production costs for laromustine. Other R&D expenses were lower due to completion of preclinical and toxicology testing performed by external vendors necessary for a potential NDA filing for laromustine, and reversal of stock-based compensation expense for unvested restricted stock awards canceled in 2008.
      Marketing, General and Administrative Expenses. Marketing, general and administrative expenses were $5.7 million and $6.4 million for the nine-month periods ended September 30, 2008 and 2007, respectively. The decrease was due to lower stock-based compensation expense and lower professional fees, partially offset by higher compensation expense associated with the retention plan adopted in July 2008.
     Interest Income. Interest income was $991,000 for the nine months ended September 30, 2008, as compared to $2.6 million for the same 2007 period. The decrease was due to lower interest rates and, to a lesser extent, lower invested balances in 2008.
     Interest Expense. Interest expense, which included amortization of deferred issuance costs, original issue discount and assigned warrant value, of $4.5 million and $3.7 million was recorded for the nine months ended September 30, 2008 and 2007, respectively, related to our convertible senior notes and warrants issued in February 2007.
     Other Expense, Net. Other expense, net was $15,000 and $4,000 for the nine-month periods ended September 30, 2008 and 2007, respectively, due to foreign currency exchange rate fluctuations for payments to vendors outside the U.S. denominated in a foreign currency.
     Income Taxes. For the nine-month periods ended September 30, 2008 and 2007, a benefit for state capital taxes of $0 and $269,000, respectively, was recorded. Included in the 2007 amount was a state tax benefit of $281,000 for the sale of certain research and development tax credits to the State of Connecticut.
     Net Loss. As a result of the foregoing decreases in expenses, the net loss was $22.9 million, or $3.12 per share based on weighted-average shares outstanding of 7.4 million, for the nine months ended September 30, 2008, compared to a net loss of $25.8 million, or $3.87 per share based on weighted-average shares outstanding of 6.7 million, for the same 2007 period.

Comparison of the Year Ended December 31, 2007 to the Year Ended December 31, 2006
     Revenues. Revenues from technology license fees for the year ended December 31, 2007 were $66,000 as compared to $22,000 for 2006. We have no material source of revenues.
     Research and Development Expenses. Total research and development (R&D) expenses were $24.2 million for the year ended December 31, 2007, compared to $21.5 million for 2006 as a result of an increase in other R&D expenses of $2.2 million and higher clinical trials expenses of $557,000. The increase in other R&D expenses was primarily due to higher development costs incurred in 2007, including hiring additional personnel and engaging consultants, in support of a potential registration filing for laromustine, a research gift to Yale of $200,000 and higher stock-based compensation expense for employees included in the other R&D group of $844,000. The increase in clinical trials expenses was primarily comprised of higher drug production costs of $564,000, higher clinical consulting fees of $563,000, and higher stock-based compensation expense for employees of the clinical development group of $386,000, partially offset by lower costs for laromustine and Triapine® clinical trials of $855,000.
     Marketing, General and Administrative Expenses. Marketing, general and administrative expenses were $8.4 million for the year ended December 31, 2007, compared to $5.8 million in 2006. The increase was primarily due to higher stock-based compensation expense for directors and employees included in the marketing, general and administrative group of $1.3 million, higher costs associated with pre-commercial marketing activities for laromustine and higher professional fees related to patents.
     Interest Income. Interest income was $3.4 million for the year ended December 31, 2007, compared to $2.0 million for 2006. The increase was primarily due to higher invested balances in 2007 as a result of our issuance of convertible senior notes and warrants in February 2007.
     Interest Expense. Interest expense, which included amortization of deferred issuance costs, original issue discount and assigned warrant value, of $5.1 million was recorded for the year ended December 31, 2007 related to our convertible senior notes and warrants issued in February 2007.
     Other Expense. Other expense related to foreign currency transaction losses was $30,000 for the year ended December 31, 2007, compared to $50,000 for 2006. The foreign currency transaction losses were related to contracts with a vendor outside the U.S. denominated in a foreign currency.
     Income Taxes. A (benefit) provision for state income taxes of ($343,000) and $42,000 were recorded for the years ended December 31, 2007 and 2006, respectively. Included in the 2007 amount was a state tax benefit of $355,000 for the sale of certain research and development tax credits to the State of Connecticut.
     Net Loss. As a result of the foregoing increases in expenses, the net loss was $34.0 million, or $5.05 per share based on weighted-average shares outstanding of 6.7 million, for the year ended December 31, 2007, compared to $25.3 million, or $3.83 per share based on weighted-average shares outstanding of 6.6 million, for 2006.
Comparison of Year Ended December 31, 2006 to the Year Ended December 31, 2005
     Revenues. Revenues for the year ended December 31, 2006 were $22,000 as compared to $23,000 for 2005. We have no material source of revenues.
     Research and Development Expense. Total R&D expenses were $21.5 million for the year ended December 31, 2006, compared to $16.6 million for 2005 largely as a result of an increase in clinical trials expenses of $3.1 million and higher other R&D expenses of $1.8 million. The increase in clinical trials expenses was primarily comprised of increased costs for laromustine trials of $2.4 million and higher compensation costs of $593,000 related to the addition of new employees in our clinical development group and stock-based compensation expense for employees of the clinical development group of $283,000 recorded in 2006 as a result of the adoption of SFAS 123R. A portion of the increase in clinical trials expense was due to a reduction recorded in the third quarter of 2005 of $683,000 to the accrual for clinical trial costs as actual expenses for two trials were less than original estimates. The increase in other R&D expenses was primarily due to development costs incurred in 2006 in support of a potential registration filing for laromustine, preclinical development costs related to our preclinical anticancer agent, VNP40541, and stock-based compensation expense for employees included in the other R&D group of $484,000 recorded in 2006 as a result of the adoption of SFAS 123R.
     Marketing, General and Administrative Expenses. Marketing, general and administrative expenses were $5.8 million for the year ended December 31, 2006, compared to $3.2 million in 2006. The increase was primarily due to stock-based compensation expense for employees and directors included in the marketing, general and administrative group of $1.2 million recorded in 2006 as a result of the adoption of SFAS 123R. During 2006, we began initial pre-commercial marketing activities for laromustine. There were no marketing expenses for the same period in 2005.
     Interest Income. Interest income was $2.0 million for the year ended December 31, 2006, compared to $1.8 million for 2005. The increase was due to higher interest rates partially offset by lower invested balances in 2006.
     Other Expense. Other expense related to foreign currency transaction losses was $50,000 for the year ended December 31, 2006, compared to $4,000 for 2005. The foreign currency transaction losses are related to contracts with a vendor outside the U.S. that are denominated in a foreign currency.
     Income Taxes. Income tax provisions of $42,000 and $40,000 were recorded for the years ended December 31, 2006 and 2005, respectively, for state capital taxes paid.
     Net Loss. As a result of the foregoing increases in expenses, the net loss was $25.3 million, or $3.83 per share based on weighted-average shares outstanding of 6.6 million, for the year ended December 31, 2006, compared to $18.0 million, or $2.77 per share based on weighted-average shares outstanding of 6.5 million, for 2005.
Liquidity and Capital Resources
     Since our inception in 1994, our primary source of cash has been through public and private debt and equity offerings. Other sources have included research and laboratory support fees, technology license fees and grants. Our primary use of cash is for our product development activities as well as for working capital and general corporate purposes.
     At September 30, 2008, we had cash and cash equivalents of $42.8 million, compared to $61.1 million at December 31, 2007. The decrease in 2008 was due to cash used to fund operating activities of $18.3 million and acquisitions of capital equipment of $53,000, partially offset by net proceeds of $3,000 from the issuance of 1,919 shares under employee stock plans.
     As of December 31, 2007, we had cash and cash equivalents of $61.1 million, compared to $30.9 million at December 31, 2006. The increase in 2007 was due to net proceeds of $55.2 million from a private placement of convertible senior notes and warrants, described below, and $23,000 from common stock issuances under employee stock plans, offset by cash used to fund operating activities of $24.6 million and acquisitions of capital equipment of $396,000.
Cash Used in Operating Activities
     Cash used in operating activities is primarily the result of our net loss. However, operating cash flows differ from net loss as a result of non-cash charges, changes in operating assets and liabilities, or differences in the timing of cash flows and earnings/expense recognition.
     For the nine months ended September 30, 2008 and 2007, non-cash charges included stock-based compensation expense of $2.0 million and $3.4 million, respectively, and non-cash interest expense of $2.3 million for each of the periods related to stock issued in payment of interest for our convertible senior notes issued in February 2007.
     For the years ended December 31, 2007 and 2006, non-cash charges included stock-based compensation expense of $4.5 million and $1.9 million, respectively, and non-cash interest expense of $2.3 million and $0, respectively, related to stock issued in payment of interest for our convertible senior notes.
     Significant changes in operating assets and liabilities were as follows:

     Receivables and prepaid expenses decreased $250,000 during the nine-month period ended September 30, 2008 primarily due to lower prepaid insurance expense partially offset by higher other prepaid expenses as the timing of payments differed from the recognition of expense. Receivables and prepaid expenses decreased $55,000 during the nine-month period ended September 30, 2007 primarily due to lower prepaid insurance expense and other prepaid expense as the timing of payments differed from the recognition of expense.
     Receivables and prepaid expenses increased $126,000 during the year ended December 31, 2007 compared to a decrease of $14,000 for 2006. The increase in 2007 was primarily due to higher receivables under technology license agreements and an increase in prepaid insurance expense as the timing of insurance premium payments differs from the recognition of insurance expense. The decrease in 2006 was primarily due to the collection of a miscellaneous receivable recorded in 2005.
     Current liabilities decreased $1.2 million during the nine-month period ended September 30, 2008 primarily due to a lower accrual of interest related to the convertible senior notes issued in February 2007, partially offset by higher payroll-related accruals due to a retention plan adopted in July 2008. Current liabilities increased $1.4 million during the nine-month period ended September 30, 2007 due primarily to interest accrued related to the convertible senior notes issued in February 2007 and an increase in accounts payables to outside vendors for services associated with a potential registration filing for laromustine.
     Current liabilities increased $1.3 million for each of the years ended December 31, 2007 and 2006. The increase in 2007 was due to interest accrued for our convertible senior notes issued in February 2007, partially offset by a decrease in the accrual for clinical trial costs as the timing of payments to clinical vendors differs from the recognition of clinical trials expenses. The increase in 2006 was primarily due to an increase in the accrual for clinical trial costs due to timing differences.
Cash Used in Investing Activities
     Cash used in investing activities relates to the acquisition of capital equipment.
     Capital expenditures of $53,000 and $374,000 for the nine months ended September 30, 2008 and 2007, respectively, were primarily for computer software, computer hardware and office equipment. Capital expenditures for fiscal 2008 are not expected to exceed $150,000.
     Capital expenditures of $396,000 and $111,000 for the years ended December 31, 2007 and 2006, respectively, were primarily for computer hardware and software, leasehold improvements, and furniture and fixtures.
Cash Provided by Financing Activities
     Cash provided by financing activities is primarily related to capital raised and proceeds from common stock issuances under our employee stock plans. All proceeds are being and will be used to fund product development activities as well as for working capital and general corporate purposes.
     For the nine months ended September 30, 2008, we received net proceeds of $3,000 from the issuance of 1,919 shares of our common stock under employee stock plans. For the nine months ended September 30, 2007, we received proceeds of $55.2 million from a private placement of convertible senior notes and warrants, described below, and $14,000 from the issuance of 15,289 shares of our common stock under employee stock plans.
     For the year ended December 31, 2007, we received net proceeds of $55.2 million from a private placement of convertible senior notes and warrants, described below, and $23,000 from common stock issuances under employee stock plans. For the year ended December 31, 2006, we received net proceeds of $115,000 from common stock issuances under employee stock plans.
     On February 20, 2007, we completed the sale of $60 million aggregate principal amount of our 7.75% convertible senior notes due 2012 and warrants to purchase up to 780,000 additional shares of our common stock to an initial purchaser for resale in a private placement to qualified institutional buyers pursuant to Rule 144A promulgated under the Securities Act of 1933, as amended, or the Act, to persons outside the United States under Regulation S under the Act and to institutional investors that are accredited investors within the meaning of Rule

501 of Regulation D under the Act. We received net proceeds of approximately $55.2 million from the sale of the notes and warrants.
     We are obligated to pay the principal amount of the notes in cash on the maturity date, February 15, 2012. On or after, but not prior to, February 15, 2010, we have the right to redeem some or all of the notes for cash at any time, at a redemption price equal to 100% of the principal amount plus accrued and unpaid interest to, but not including, the redemption date. Upon certain fundamental changes (as described below), holders of notes will have the right, subject to various conditions and restrictions, to require us to repurchase their notes, in whole or in part, at 100% of the principal amount plus accrued and unpaid interest up to, but not including, the repurchase date.
     The notes bear interest at a rate of 7.75% per year, payable on February 15 and August 15 of each year, beginning on August 15, 2007. Interest may be paid at our option in cash or registered shares of common stock or some combination of cash and registered shares of common stock having a fair market value equal to the interest payment due, in each case at our option, from the date of issuance until repayment in full or until an earlier conversion, redemption or repurchase.
     The notes and the Indenture under which they were issued restrict us from incurring indebtedness or other obligations, including senior secured indebtedness or other secured obligations, in the future.
     Subject to the terms of the indenture for the notes, the notes shall become automatically convertible at any time prior to maturity, if the closing price per share of our common stock has exceeded 150% of the conversion price then in effect for at least 20 trading days within any 30-consecutive trading day period, provided that only those notes as to which we are then able to make the make-whole payment under Nasdaq shareholder approval rules, if applicable, may be automatically converted; and further provided that only those notes (i) for which a shelf registration statement with respect to the resale of the shares of our common stock issuable upon automatic conversion of those notes was in effect for each day during such 30-consecutive trading day period or (ii) for which the shares issuable upon automatic conversion may be freely transferred pursuant to Rule 144 under the Securities Act, may be automatically converted. The conversion rights of any holder who does not covert notes in connection with such an automatic conversion shall terminate. Upon any automatic conversion of the notes, we shall pay to holders an amount equal to $232.50 per $1,000 principal amount of notes so converted, less the amount of any interest paid on such notes prior to the conversion date. This payment may be made at our option in cash, registered shares of common stock or some combination of cash and registered shares of common stock having a fair market value equal to the make-whole payment due.
     Upon certain fundamental changes, holders of notes will have the right, subject to various conditions and restrictions, to require us to repurchase the notes, in whole or in part, at 100% of the principal amount plus accrued and unpaid interest up to, but not including, the repurchase date. If a fundamental change occurs prior to February 15, 2010, we may be required to pay a make-whole premium on the notes converted and not repurchased in connection with the fundamental change by issuing additional shares of common stock upon conversion of such notes.
     If there is an event of default on the notes, the principal amount of the notes, plus accrued and unpaid interest may be declared immediately due and payable, subject to certain conditions set forth in the Indenture.
     The warrants are exercisable into shares of our common stock at the option of the holder of warrants prior to the close of business on February 15, 2010, or earlier upon redemption, at an initial exercise price of $20.00 per share. The exercise price is subject to adjustment in accordance with the terms of the warrant. We may redeem the outstanding warrants in whole or in part for $0.01 per warrant at any time after the warrants become exercisable if, and only if, the last sales price of our common stock equals or exceeds 150% of the exercise price per share of the warrants then in effect for any 20 trading days within a 30-consecutive trading day period and at all times during such period there is an effective registration statement relating to the resale of all the shares of common stock issuable upon exercise of the warrants. A shelf registration statement relating to the resale of the Notes and the shares of common stock issuable upon conversion of the notes and exercise of the warrants became effective on August 3, 2007 which registration statement is being amended by the registration statement of which this prospectus forms a part.

Future Cash Requirements
     Based on our current operating plan, we estimate that our existing cash and cash equivalents totaling $42.8 million at September 30, 2008 will be sufficient to fund our operations through the first quarter of 2010. Our current operating plan does not include expenses for the commercial infrastructure and personnel necessary for us to launch laromustine as a product for the treatment of AML in the United States, if and when we receive regulatory approval to do so from the FDA. We will have to raise additional capital to operate the Company after the first quarter of 2010. We will also have to raise additional capital if we do not identify a sales and marketing partner and need to commercialize the product ourselves.
     Our current plan of operations and cash requirements may vary materially from the planned estimates due to results of clinical trials, product testing, relationships with strategic partners, changes in focus and direction of our preclinical and clinical development programs, competitive and technological advances, the regulatory process in the United States and abroad, and other factors. Based on these and other factors, we may change our plan of operations and re-allocate our resources to or from certain drug development programs, or terminate or delay drug development programs.
     We will need to raise substantial capital to fund operations after the first quarter of 2010 including the completion of our product development and clinical trials and the potential commercialization of our product. We cannot assure you that we will be able to raise additional capital, nor can we predict what the terms of any financing might be.
Nasdaq Delisting
     On August 15, 2008, we announced that we had been delisted from the Nasdaq Capital MarketSM. Our common stock is now quoted on the OTC Bulletin Board under the symbol “VION.” Refer to “Risk Factors” beginning on page 5 of this prospectus for additional information with respect to the risk factors relating to the impact on us of our shares of common stock being delisted from the Nasdaq Capital MarketSM.
Off-Balance Sheet Arrangements
     We have no off-balance sheet arrangements that have a material current effect or are reasonably likely to have a material future effect on our financial position or results of operations.
Contractual Obligations
     The following table summarizes our contractual obligations as of December 31, 2007 and the effect such obligations and commitments are expected to have on our liquidity and cash flows in future periods.

	Payments Due by Period (in Thousands)
		Less than			More than
Contractual Obligations	Total	1 year	1-3 years	3-5 years	5 years
7.75% convertible notes due February 2012(1)	$60,000	$—	$—	$60,000	$—
Interest expense on convertible notes(1)	19,181	4,650	9,300	5,231	—
Operating leases(2)	988	339	649	—	—
Employment agreement(2)	412	412	—	—	—
Research and development commitment(3)	50	50	—	—	—
Purchase obligations(4)	495	495	—	—	—

Total	$81,126	$5,946	$9,949	$65,231	$—

(1)	See Note 5 to the consolidated financial statements for the year ended December 31, 2007 (the Financial Statements) appearing in this prospectus beginning on page F-1.

(2)	See Note 10 to the Financial Statements appearing in this prospectus beginning on page F-1.

(3)	See Note 3 to the Financial Statements appearing in this prospectus beginning on page F-1.

(4)	Purchase obligations include commitments related to contract drug manufacturing, and third party tests and service.
     Under our license agreements described in Note 3 to Item 8 of the Financial Statements appearing in this prospectus beginning on page F-1, we are obligated to make contingent milestone payments totaling $2,625,000 and to pay potential future royalties on commercial sales to our licensors. These contingent milestone and royalty payment obligations are not included in the above table.
     In the event of termination, certain of our agreements require that we pay cancellation fees and reimburse noncancellable commitments that may have been entered into on our behalf. These potential cancellation fees are not included in the above table.
     During the first nine months of 2008, except for the employee retention plan, interest paid related to our convertible notes, and the facility lease amendment effective October 1, 2008 described in the notes to the consolidated financial statements for the nine months ended September 30, 2008 and 2007 appearing in this prospectus beginning on page F-26, there were no significant changes in our reported payments due under contractual obligations and disclosed contingent contractual obligations related to potential milestone payments under our license agreements and potential cancellation fees under various agreements included above.
Changes in and Disagreements with Accountants on Accounting and Financial Disclosure
     None.
Quantitative and Qualitative Disclosures about Market Risk
     We are exposed to market risk, including changes to interest rates associated with our cash equivalents and foreign currency exchange rates.
     Our cash equivalents are highly liquid investments in money market funds and U.S. government securities. These financial instruments are subject to interest rate risk and, as such, our interest income is sensitive to changes in interest rates. However, the conservative nature of our investments, which are held for purposes other than trading, mitigates our interest rate exposure. The weighted-average interest rate on cash equivalents held at December 31, 2007 was approximately 4.79%. We estimate that a change of 100 basis points in interest rates would result in an increase or decrease of approximately $427,000 in our interest income for the year ending December 31, 2008.
     We have contracts with a vendor outside the U.S. that are denominated in a foreign currency. To date, fluctuations in this currency have not materially impacted our results of operations. We have no derivative financial instruments. We do not believe we have material exposures to changes in foreign currency exchange rates.
     Our 7.75% convertible senior notes due February 15, 2012 bear interest at a fixed rate. As such, our results of operations would not be affected by interest rate changes. We pay interest on our notes in cash or registered shares of our common stock or some combination of cash and registered shares of our common stock, in each case at our option and subject to certain restrictions. Interest payments made in stock are computed based on the fair market value of our common stock. Accordingly, the number of shares of our common stock that we may issue in payment of interest on our notes may vary depending on the closing bid price of our common stock on the interest payment date.
     During the first nine months of 2008, there were no significant changes in our disclosures about market risk included above.

MANAGEMENT
Executive Officers of the Company
     The executive officers of the Company and their respective ages and positions with the Company are as follows:

Name	Age	Position
Alan Kessman	62	Chief Executive Officer and Director
Howard B. Johnson	49	President and Chief Financial Officer
Ann Lee Cahill	48	Vice President, Clinical Development
William F. Hahne, M.D.	55	Vice President, Medical
Ivan King, Ph.D.	53	Vice President, Research and Development
Tanya Lewis	38	Vice President, Regulatory and Quality Affairs
Karen Schmedlin	46	Vice President, Finance, Chief Accounting Officer and Secretary
James Tanguay, Ph.D.	47	Vice President, Chemistry, Manufacturing and Controls
     Business Experience
     Alan Kessman has been our Chief Executive Officer since January 1999 and has served on our Board of Directors since October 1998. Mr. Kessman also served as our President from April 1999 to January 2004. Mr. Kessman is a partner of PS Capital LLC, an international investment and management advisor. From 1983 to 1998, Mr. Kessman was chairman, chief executive officer and president of Executone Information Systems, Inc., a developer and marketer of voice and data communications systems.
     Howard B. Johnson has been our President since January 2004 and our Chief Financial Officer since March 2002. Mr. Johnson was a vice president and a consultant for Nutrition 21, Inc., a nutri-ceutical company, from November 2001 until March 2002. From May 1999 until February 2001, Mr. Johnson was chief financial officer of IBS Interactive, Inc. (now Digital Fusion, Inc.), an information technology services company. Mr. Johnson founded and from 1996 to 1999 was chairman and chief executive officer of MedWorks Corporation, a privately held medical device company. From 1983 to 1993, Mr. Johnson was an investment banker at PaineWebber Group, Inc.
     Ann Lee Cahill has been our Vice President, Clinical Development since October 2004. Ms. Cahill was our Senior Director of Clinical Affairs from October 2003 to October 2004 and Director of Clinical Affairs from January 2002 to October 2003. From 1997 to 2002, Ms. Cahill was a member of the project management group of Schering-Plough Corporation, including leadership roles in clinical affairs for hepatitis and medical oncology. From 1985 to 1997, Ms. Cahill was a physician associate in a medical oncology practice.
     William F. Hahne, M.D. has been our Vice President, Medical since February 2008. Prior to joining Vion, Dr. Hahne was Vice President, Clinical Development, and then Vice President of Clinical Development and Medical Affairs of Celsion Corporation from January 2006 to December 2007. From 2003 to 2005, Dr Hahne was Vice President of Clinical Development for CuraGen Corporation. From 1986 to 2002, Dr. Hahne worked in various positions in medical affairs for Glaxo Inc., Merrell Dow Research Institute, Marion Merrell Dow, Hoechst Marion Rousel, and Eisai, Inc. Dr. Hahne received his medical degree from Cornell University Medical College and conducted his residency in general surgery at Emory University Affiliated Hospitals in Atlanta, Georgia.
     Ivan King, Ph.D. has been our Vice President, Research and Development since January 2004. Dr. King was our Vice President of Research from July 1998 to January 2004, Senior Director of Biology from April 1997 to July 1998 and Director of Biology from October 1995 to April 1997. From 1990 to 1995, Dr. King was a section leader in the department of tumor biology at Schering-Plough Research Institute in charge of the cell biology and in vivo biology groups where he was responsible for identifying targets, developing high throughput assays, evaluating in vitro and in vivo activities of drug candidates and recommending candidates for clinical development. Dr. King’s first industrial position was as a senior research scientist at Bristol-Myers Squibb Company.
     Tanya Lewis has been our Vice President, Regulatory and Quality Affairs since December 1, 2008. Prior to joining Vion, Ms. Lewis headed her own consulting firm from August 2008 to November 2008 and was a consultant to us. From October 2007 to June 2008, Ms. Lewis was employed by Millennium Pharmaceuticals, Inc. where she held increasing roles of responsibility in regulatory affairs. From April 2007 to June 2008, Ms. Lewis was Senior Director of Regulatory Affairs, Oncology; from April 2006 to April 2007, she was Director of Regulatory Affairs, Oncology; from November 2005 to April 2006, she was Associate Director, Regulatory Affairs, Oncology; from September 2004 to November 2005, she served as Associate Director of Inflammation and from June 2003 to April 2004, she was Associate Director of Cardiovascular.
     Karen Schmedlin has been our Vice President, Finance and Chief Accounting Officer since March 2006 and our Secretary since April 2001. Ms. Schmedlin was our Controller from October 2000 to March 2006. From 1990 to 2000, Ms. Schmedlin held various finance and marketing positions at Executone Information Systems, Inc., a developer and marketer of voice and data communications systems, including director of marketing operations, division controller and manager of financial reporting. From 1984 to 1990, Ms. Schmedlin was an auditor with Arthur Andersen & Co.
     James Tanguay, Ph.D. has been our Vice President, Chemistry, Manufacturing and Controls since April 2007. From October 2003 to April 2007, Dr. Tanguay was Vice President, Technical Operations at Kos Pharmaceuticals, acquired by Abbott Laboratories in 2006. In that capacity, he was responsible for strategic planning and administration of all domestic and international commercial manufacturing, testing and distribution. Dr. Tanguay started at Kos Pharmaceuticals in 1996, and held several positions in quality control and analytical sciences while rising to his final position in senior management.
Directors
     The directors of the Company and their respective ages are as follows:

Name	Age	Position
William R. Miller(1)	80	Director
George Bickerstaff	53	Director
Alan Kessman	62	Chief Executive Officer and Director
Kevin Rakin(1, 2)	48	Director
Alan C. Sartorelli, Ph.D.(3)	77	Director
Ian Williams, D. Phil.(2, 3)	55	Director
Gary K. Willis(1, 2)	63	Director

(1)	Member of the Audit Committee of the Board of Directors.

(2)	Member of the Compensation Committee of the Board of Directors.

(3)	Member of the Nominating and Governance Committee of the Board of Directors.
     Business Experience
     William R. Miller has been Chairman of our Board since April 1995. From February 1995 until April 1995, Mr. Miller was Chairman of the Board of OncoRx, Inc., which merged into the Company (then known as MelaRx, Inc.) in April 1995. Mr. Miller is currently chairman of the board of directors of MedaSorb Technologies Corporation, a medical device company. From 1964 until his retirement in 1991, Mr. Miller was employed by Bristol-Myers Squibb Company in various positions, including vice chairman of the board commencing in 1985.
     George Bickerstaff has been a director since June 2005. Mr. Bickerstaff has been a managing director of CRT Investment Banking LLC since January 2009 and with CRT Capital Group LLC, both investment banking companies from June 2005 until December 2008. Mr. Bickerstaff is a member of the board of directors of BMP Sunstone Corp., a U.S.-listed Chinese pharmaceutical and distribution company since May 2008. From October 2000 to May 2004, Mr. Bickerstaff held various positions with Novartis, including chief financial officer of Novartis Pharma AG. From 1998 to September 2000, Mr. Bickerstaff held senior finance and operating roles in venture-funded businesses and, prior to that, held various financial positions with the Dun and Bradstreet Corporation, including Chief Financial Officer of IMS Healthcare.

     Kevin Rakin has been a director since January 2007. He is a director of Omrix Biopharmaceuticals, Inc., a biopharmaceutical company, and Ipsogen S.A., a molecular diagnostics company. Mr. Rakin has been chairman and chief executive officer of Advanced BioHealing, Inc., a regenerative medicine company, since February 2007. Mr. Rakin was previously an executive-in-residence at Canaan Partners from January 2006 to February 2007. From August 2002 to October 2005, he was president and chief executive officer of Genaissance Pharmaceuticals, Inc., a biotechnology company he co-founded. Mr. Rakin also served as a member of the board of directors of Genaissance until it was acquired by Clinical Data, Inc. in October 2005. Mr. Rakin also serves on the Board of Directors of Connecticut United for Research Excellence (CURE), Connecticut’s Bioscience Cluster.
     Alan C. Sartorelli, Ph.D. has been a director since 1995. Dr. Sartorelli has been an Alfred Gilman Professor of Pharmacology at Yale University School of Medicine since 1967 and Chairman of our Scientific Advisory Board since April 1995. Dr. Sartorelli was Chairman of the OncoRx, Inc. Scientific Advisory Board from May 1993 to April 1995 and director of Yale Comprehensive Cancer Center from 1984 to 1993.
     Ian Williams, D. Phil. has been a director since June 2006. From 1981 until his retirement in 2004, he was employed at Pfizer, Inc. in various leadership positions in pharmaceutical research and development and strategic planning. He retired as Executive Director of the Strategic Management Group where he was responsible for worldwide strategy for Pfizer Research and Development. Dr. Williams now heads his own consulting company.
     Gary K. Willis has been a director since June 2005. Mr. Willis is also a director of Rofin-Sinar Technologies and Plug Power Inc. From 1992 to 2000, Mr. Willis was chairman, president and chief executive officer of the Zygo Corporation, a developer and marketer of optical systems and components. From 1984 to 1990, Mr. Willis was chairman, president and chief executive officer of the Foxboro Company, a supplier of instruments, systems, and services for industrial process automation.
     Our directors are elected annually to serve until the next annual meeting of stockholders and until their successors shall have been duly elected and shall qualify. Our executive officers are appointed annually by our Board of Directors and serve for such period or until their earlier resignation or removal by the Board.
Certain Relationships and Related Transactions
     We license various compounds from Yale University, including laromustine and Triapine®, which were developed by the laboratory of Dr. Sartorelli, one of our directors, through research funded in part by our gifts. In March 2007, we made a gift of $200,000 to support research projects through March 31, 2008 at Dr. Sartorelli’s laboratory at Yale.
     Mr. Bickerstaff, one of our directors, is a principal of CRT Capital Group LLC, which was the initial purchaser of our notes and warrants in the private placement in February 2007. CRT received a purchase discount of $3.6 million which represented 6% of the $60 million principal amount of the notes.
     Our Board of Directors has reviewed the materiality of any relationship that each of our directors has with the Company, either directly or indirectly. Based on this review, the Board has determined that all of the directors are “independent directors” as defined by the Nasdaq Stock Market®, except Mr. Kessman, our Chief Executive Officer, and Mr. Bickerstaff, who is not independent by virtue of his relationship with CRT Capital Group and the transaction described in the immediately preceding paragraph. Neither Mr. Kessman nor Mr. Bickerstaff serves on any committee of our Board of Directors.

EXECUTIVE COMPENSATION
Compensation Discussion and Analysis
Overview
     Our executive compensation program for our Chief Executive Officer, our President and Chief Financial Officer, and our three other most highly compensated executive officers, whom we collectively refer to as our named executive officers, consists of (i) base salary and (ii) incentive compensation in the form of non-equity incentive compensation bonus awards and equity-based incentive compensation awards under the Vion 2005 Stock Incentive Plan. Our executive compensation program has historically included and continues to include very few perquisites. The Company’s Compensation Committee is responsible for reviewing and approving the compensation paid by us to the named executive officers.
     In 2005, the Compensation Committee retained Buck Consultants, Inc. (f/k/a Mellon Consultants, LLC), an executive compensation consulting firm, to assist it in conducting an evaluation of our compensation arrangements for our senior executives, including our named executive officers, with the goal of designing our compensation arrangements to be competitive with those offered by similar public companies in the pharmaceutical development industry. Since 2005, our compensation program has reflected in large part the recommendations of Buck Consultants, Inc. in particular by emphasizing the use of incentive-based compensation (including restricted stock awards) to reward the named executive officers and members of senior management for contributions to the achievement of the Company’s business, research and product development objectives. However in July 2008, in response to concerns regarding the departures and potential departure of certain of our key employees as we proceed with the new drug application (NDA) process for laromustine, we revised our incentive compensation program for 2008 to emphasize retention of employees, including the named executive officers, by linking incentive compensation payments in 2008 to continuous employment with the Company through the payment date rather than attainment of corporate targets.
     Prior to the adoption of our 2005 Stock Incentive Plan, we issued options to purchase our common stock to our named executive officers and others under our 2003 Stock Option Plan, which was, together with all of our previous option plans, superseded by our 2005 Stock Incentive Plan. Our last option grant to our named executive officers under the 2003 Stock Option Plan was on December 8, 2004. To date, we have not granted any options under the 2005 Stock Incentive Plan, though we have granted restricted stock under that plan and are permitted to grant options and other stock-based awards under that plan. Except for Dr. Hahne who received restricted stock related to his hire on February 1, 2008, we have not granted any equity awards to the named executive officers since March 2007.
Compensation Objectives
     The Compensation Committee’s philosophy is to establish executive compensation policies linked to the creation of shareholder value. Our compensation program is designed to:
•	Adequately and fairly compensate executive officers in relation to their responsibilities, capabilities and contributions to the Company and in a manner that is commensurate with compensation paid by companies of comparable size and at a comparable stage of development within our industry;

•	Align the interests of the executive officers with those of the stockholders with respect to short-term operating goals and long-term increases in the value of our common stock;

•	Reward executive officers for the achievement of short-term goals and for the enhancement of the long-term value of the Company;

•	Provide a strong emphasis on equity-based compensation and equity ownership, creating a direct link between shareholder and management interests; and

•	Incentivize executive officers to remain in the employ of the Company as we proceed with filing the NDA and seeking regulatory approval for laromustine.
     These objectives serve as the guiding principles for all the decisions the Compensation Committee makes and has made with respect to the amount and type of compensation payable to our named executive officers.

Components of Compensation
     Elements of Executive Compensation. Except with respect to the non-equity (i.e., cash) incentive compensation bonus percentage targets set for each named executive officer as described below, the Compensation Committee does not have a specific mix of compensation components that it tries to achieve, but the intent is to make each component of total direct compensation (including base salary, annual cash bonus incentive, and long-term equity incentives) competitive with other companies of similar size and stage of development operating in our industry, while taking into account our relative performance and our own strategic goals. In making determinations on the mix and amount of executive compensation, the Compensation Committee reviews all components of the executive’s compensation, including base salary, annual cash bonuses, equity-based compensation and any other form of compensation received from the Company to ensure such compensation meets the goals of the program. As we have done in the past, in setting compensation for the year ended December 31, 2008, we used the Radford Biotechnology Survey as a basis for comparison of compensation. The Compensation Committee’s philosophy, in general, has been to set base salary and bonus levels between the 50th and 75th percentiles of compensation as reported in the Radford Biotechnology Survey. The primary components of compensation paid by the Company to its executive officers and senior management personnel, and the relationship of such components of compensation to the Company’s performance, are discussed below:
     Base Salary. The base salaries for the Company’s named executive officers for the year ended December 31, 2008 were established in December 2007 except for Dr. Hahne who joined the Company as its Vice President, Medical, on February 1, 2008. The Compensation Committee approved 4% salary increases for 2008 for Ms. Cahill and Dr. King. Mr. Kessman and Mr. Johnson’s base salaries remained the same between 2007 and 2008. Adjustments to base salaries are generally determined based upon a number of factors, including the Company’s performance (to the extent such can fairly be attributed or related to each executive’s performance), as well as the nature of each executive’s responsibilities, capabilities and contributions, and whether their salary fairly reflect job responsibilities and prevailing market conditions and rates of pay. The Compensation Committee considered each of these factors but did not assign a specific value to each factor in raising base salaries for 2008. The Compensation Committee believes that base salaries for the Company’s named executive officers have historically been reasonable in relation to the Company’s size and performance in comparison with the compensation paid by similarly sized companies or companies within the Company’s industry as determined by reference to the Radford Biotechnology Survey.
     Incentive Compensation. We have typically followed a process where at the beginning of each year, Mr. Kessman, our Chief Executive Officer, recommends and the Compensation Committee considers, adjusts and adopts performance targets for the Company’s executive officers on which to base non-equity bonus compensation for the year. With the assistance of Mr. Kessman, the Compensation Committee determines the level of corporate attainment of the targets which are in turn used to calculate the annual non-equity incentive compensation bonus payments. The targeted cash bonus to be paid based upon the achievement of all of the performance criteria is generally between 25% and 50% of the named executive officer’s salary with the actual amount paid as a non-equity incentive compensation cash bonus being such maximum amount prorated to reflect the level of attainment of the performance targets.
     For 2006 and 2007, the Compensation Committee adopted performance targets tied to corporate, clinical, research and development, commercial, regulatory, administrative and financial goals. These goals were particularly focused on accruing patients to, and completing clinical trials of our lead product candidate, laromustine. The Compensation Committee originally approved 2008 performance targets that were tied to similar goals, but with an emphasis on completing clinical trials and completing regulatory filing requirements, including in particular, an NDA for laromustine for the treatment of elderly patients with de novo poor-risk AML. While we generally have not adjusted or altered these performance targets after they have been adopted, in July 2008 we did adjust the criteria as described below to incentivize and retain our employees as we proceed with the NDA process for laromustine.

     On July 17, 2008, we announced to our employees that we had adopted a bonus and retention plan (the “Retention Plan”) covering each employee, including the named executive officers. The Retention Plan replaced our existing non-equity incentive compensation plan for fiscal 2008 and tied incentive compensation payments for 2008 to continuous employment with the Company through the payment date rather than attainment of corporate targets. The Compensation Committee believes the Retention Plan was an appropriate way to incentivize key employees to remain with the Company as we proceed with the process to file our NDA for laromustine in 2009. The Compensation Committee also thought it important to emphasize non-equity compensation (i.e., cash) in the Retention Plan in light of the rapid decline in the economy and the equity markets during 2008.
     Under the Retention Plan, each named executive officer became entitled to non-equity incentive compensation as specified below payable in three installments: (i) 20% on September 30, 2008, (ii) 30% on November 30, 2008, and (iii) 50% on January 30, 2009, subject only to his or her continuous employment with the Company through the applicable bonus payment date:

Non-Equity
Incentive
Compensation
Name	Paid
Alan Kessman	$229,494
Howard B. Johnson	$108,000
Ann Lee Cahill	$100,000
William Hahne, M.D.	$100,000
Ivan King, Ph.D.	$75,000
     Restricted Stock. Our 2005 Stock Incentive Plan allows the Board of Directors or the Compensation Committee to grant stock-based awards of our common stock to executive officers and employees. Under the terms of the 2005 Stock Incentive Plan, the Board of Directors and the Compensation Committee have authority to select the executive officers and employees who will be granted stock-based awards and to determine the timing, pricing and number of shares of stock to be awarded. The Compensation Committee has historically believed that equity-based incentive awards are an integral part of total compensation for our named executive officers each of whom has significant responsibility for the Company’s long-term results. To date the Compensation Committee has granted awards of restricted stock only under the 2005 Stock Incentive Plan. Restricted stock awards provide an effective means of delivering incentive compensation while fostering stock ownership on the part of management. The restricted stock awards include vesting criteria that focus on rewarding executive officers when stockholders have likely also benefited from increases in the value of the Company and its common stock. This process serves to align the interests of named executive officers with those of stockholders. The Compensation Committee also believes that restricted stock awards motivate the named executive officers’ commitments to and successful execution of productivity, innovation, growth and business objectives aligned with shareholders’ interests. The Compensation Committee has also determined that granting certain of our named executive officers restricted stock was more attractive to executives than granting stock options because, unlike stock options, there is no money required to exercise them.
     Except for Dr. Hahne who received restricted stock related to his hire on February 1, 2008, we have not granted any equity awards to the named executive officers since March 2007. With the exception of significant promotions, new hires and/or certain special adjustments and/or circumstances, we generally make restricted stock awards at a meeting of the Compensation Committee held at the end of our fiscal year or shortly thereafter. This timing was selected because it enables us to consider the current fiscal year performance of the Company and the participants as well as the Compensation Committee’s expectations for the coming year. The Compensation Committee’s schedule is determined in advance at the beginning of each fiscal year, subject to adjustment, thus the proximity of any awards to earnings announcements or other market events is coincidental.

     No shares of restricted stock were granted to our executive officers, including our named executive officers, at the end of fiscal 2008. This is in large part due to the magnitude of previous awards made in 2006 and 2007 which awards vested on December 31, 2008 and January 1, 2009, and in order to conserve the 451,793 shares of common stock that remain available for grant under our 2005 Stock Incentive Plan and in light of current market conditions. The values for such stock awards reported below in the Summary Compensation Table for fiscal 2006 through 2008 for our named executive officers represent the compensation expense recorded in our financial statements based on a grant date fair value of $1.60 (for Dr. Hahne) and grant date fair values ranging from $13.80 to $17.00 for all other named executive officers, which are significantly higher than the vesting date fair values of $0.37 on December 31, 2008 and January 1, 2009 for the named executive officers (except for Dr. Hahne). As such, the actual compensation reported to the Internal Revenue Service for the value upon vesting of the stock awards was $66,106 in the case of Mr. Kessman, $31,141 in the case of Mr. Johnson, $26, 516 in the of Ms. Cahill and $16,711 in the case of Dr. King. Dr. Hahne’s shares have not yet vested.
     We paid additional compensation on December 31, 2008 and on January 8, 2009 to certain of our employees and officers, including the named executive officers (except Dr. Hahne), to cover the associated withholding for federal, state and local income and employment taxes on their restricted stock awards that vested on December 31, 2008 and January 1, 2009. We also reimbursed our non-executive directors for their 2008 taxes payable with respect to their restricted stock awards. We decided to pay these taxes to encourage long-term stock ownership by our employees, officer and directors by eliminating the need for award recipients to sell shares to pay taxes related to the awards. We also believe this step will serve to motivate employees and officers as we continue the process of a NDA filing for laromustine in early 2009. The total expense with respect to these payments is approximately $133,000 for all employees, officers and directors, of which approximately $96,000 was paid to our named executive officers and approximately $9,000 was paid to our directors.
Accounting and Tax Treatment
     The accounting treatment of our compensation plans is not a significant factor in how we design our executive compensation plans. Section 162(m) of the Internal Revenue Code of 1986, as amended, generally denies publicly-held corporations a federal income tax deduction for compensation exceeding $1,000,000 paid to named executive officers, excluding performance-based compensation. Through December 31, 2008, we have not paid compensation to any of our named executive officers in excess of $1,000,000, thus Section 162(m) has not limited our ability to deduct executive compensation, however, the Compensation Committee will continue to monitor the potential impact of this provision on our ability to deduct executive compensation.
Perquisites; Other Compensation
     We annually review any perquisites that our Chief Executive Officer and the other named executive officers may receive. In general, we do not provide our executives with many of the types of perquisites that other companies offer their executives, such as club memberships or vehicle allowances. In addition to the equity and non-equity incentive compensation described above, we provide our named executive officers with the same benefit package available to all of our salaried employees. This package includes:
•	Cafeteria plan – health and dental insurance, life insurance, disability insurance and long term care coverage (portion of costs), flexible spending pre-tax reimbursement plans for health and dependent care;

•	Participation in 401k plan, including matching contribution, and employee stock purchase plan which allows purchase of our stock at a 15% discount; and

•	Tuition reimbursement.
     The named executive officers are entitled to severance in various circumstances upon a change in control as described below under ‘‘—Potential Payments Upon Termination or Change in Control.’’ In addition, we provide assistance with tax planning and compliance of up to $6,000 per annum for our Chief Executive Officer and $600 per annum for each of the other named executive officers. We have also agreed to reimburse Mr. Johnson for his commuting expenses. Pursuant to the terms of his employment agreement, we pay life and disability insurance policy premiums for Mr. Kessman.
Stock Ownership Guidelines
     Though the Compensation Committee seeks to align shareholder and management interests through restricted stock awards, the Company does not have specific established stock ownership guidelines for any of its officers.
     The foregoing discussion describes the compensation objectives and policies which were utilized with respect to our named executive officers during the year ended December 31, 2008. In the future, as the Compensation Committee continues to review each element of the executive compensation program with respect to our named executive officers, the objectives of our executive compensation program, as well as the methods which the Compensation Committee utilizes to determine both the types and amounts of compensation to award to our named executive officers, may change.

Summary Compensation Table
     The following table sets forth information relating to total compensation awarded to, earned by or paid to our Chief Executive Officer, our Chief Financial Officer, and our three other most highly compensated executive officers during the three fiscal years ended December 31, 2008:

						Non-Equity
				Stock	Option	Incentive Plan	All Other		Total
Name and		Salary(3)	Bonus(4)	Awards(5)	Awards(6)	Compensation(7)	Compensation		Compensation
Principal Position	Year	($)	($)	($)	($)	($)	($)		($)
Alan Kessman	2008	$458,988	$61,666	$1,150,371	—	$114,747	$64,745	(8)	$1,850,517
— Chief Executive Officer(1)	2007	$458,988	—	$1,131,830	—	—	$24,020		$1,614,838
	2006	$445,619	—	$310,462	—	$95,000	$30,167	(9)	$881,248
Howard B. Johnson	2008	$297,440	$29,291	$539,934	$69,163	$54,000	$19,518		$1,009,346
— President and Chief Financial Officer	2007	$297,440	—	$532,210	$75,458	$38,325	$219		$943,652
	2006	$286,000	—	$147,470	$175,798	$61,150	$11,433	(10)	$681,851
Ann Lee Cahill	2008	$262,080	$24,666	$462,001	63,122	$50,000	$16,375		$878,244
— Vice President, Clinical Development	2007	$252,000	—	$454,277	$75,787	$27,059	$1,129		$810,252
	2006	$240,000	—	$124,185	$81,008	$52,000	$1,486		$498,679
William Hahne, M.D. (2)	2008	$260,000	$20,000	$8,727	—	$50,000	$10,449	(11)	$349,176
— Vice President, Medical
Ivan King, Ph.D.	2008	$257,088	$15,416	$289,130	$34,578	$37,500	$11,387	(12)	$645,099
— Vice President, Research and Development	2007	$247,200	—	$283,731	$37,729	$26,543	$1,204		$596,407
	2006	$240,000	—	$88,019	$57,268	$42,762	$1,886		$429,935

(1)	We are a party to an employment agreement with Mr. Kessman, described below.

(2)	Dr. Hahne has been our Vice President, Medical since February 1, 2008.

(3)	Includes amounts earned but deferred at the election of the named executive officer under the Company’s qualified 401(k) Plan.

(4)	Cash bonuses to named executive officers paid under an incentive plan are reported in the column “Non-Equity Incentive Plan Compensation.”

(5)	Reflects compensation expense for all restricted common stock awards recognized for financial reporting purposes under SFAS 123(R) for fiscal year 2008. The compensation expense recognized was based on a grant date fair value of $1.60 (for Dr. Hahne) and grant date fair values ranging from $13.80 to $17.00 for all other named executive officers, which are significantly higher than the vesting date fair values of $0.37 on December 31, 2008 and January 1, 2009 for the named executive officers (except for Dr. Hahne). As such, the actual compensation reported to the Internal Revenue Service for the value upon vesting of the restricted stock awards for years 2006 through 2008 reported in this column was $66,106 in the case of Mr. Kessman, $31,141 in the case of Mr. Johnson, $26, 516 in the of Ms. Cahill and $16,711 in the case of Dr. King. Dr. Hahne’s shares have not yet vested.

See the “Outstanding Equity Awards at Fiscal Year-End” table for a description of restricted stock awards. For information regarding our valuation of stock-based compensation, see ‘‘Critical Accounting Policies and Estimates – Stock-Based Compensation Expense’’ on page 35 of this prospectus as well as Notes 2 and 7 to our Consolidated Financial Statements appearing in this prospectus beginning on page F-1.

(6)	Reflects compensation expense for all stock option awards recognized for financial reporting purposes (exclusive of any assumptions for forfeitures) under SFAS 123(R) for fiscal year 2008. The compensation expense was based on grant date fair values ranging from $27.67 to $30.18, which are significantly higher than the fair value of our common stock of $0.37 at December 31, 2008. The fair values of the stock options awards were calculated using a Black-Scholes option valuation model with the assumptions listed below.

	Risk-Free	Expected	Expected	Dividend	Exercise
Grant Date	Interest Rate	Life	Volatility	Yield	Price
10/15/2004	3.67%	5.96 years	69%	0%	$43.10
12/8/2004	3.67%	5.96 years	69%	0%	$47.00

For information regarding our methodologies used to determine these assumptions, see Note 7 to our Consolidated Financial Statements appearing in this prospectus beginning on page F-1.

(7)	The amounts shown in the column were earned in the fiscal year shown pursuant to non-equity incentive plan compensation arrangements with our named executive officers and, in the case of our Chief Executive Officer, set forth in an employment agreement. Such amounts earned in 2008 were paid 50% in fiscal 2008 and 50% in fiscal 2009 and such amounts earned in fiscal years 2007 and 2006 were paid in the following fiscal year. Though the Compensation Committee awarded Mr. Kessman a non-equity bonus of $98,568 for 2007 (reflecting the level of attainment of target criteria and his 50% bonus target), at Mr. Kessman’s instigation the payment of his bonus has been deferred, and as such is not reflected in this column for fiscal 2007, in order to preserve cash which he and the Compensation Committee believed to be in the best interests of the Company and its stockholders.

(8)	Includes company-paid income and employment taxes on restricted stock awards of $40,600 and premiums on life and disability insurance of $23,145.

(9)	Includes company-paid income and employment taxes on restricted stock awards of $19,285.

(10)	Includes company-paid income and employment taxes on restricted stock awards of $16,240.

(11)	Includes income of $8,813 paid in fiscal 2008 to Dr. Hahne in his capacity as a consultant prior to his hire date.

(12)	Includes company-paid income and employment taxes on restricted stock awards of $10,150.

     We entered into an employment agreement effective January 1, 2004 with Alan Kessman, our Chief Executive Officer which has been amended, most recently on June 23, 2008. The termination date of Mr. Kessman’s extended employment agreement is December 31, 2009. Pursuant to this agreement, Mr. Kessman receives a minimum base salary of $412,000 per year and is eligible for a bonus of up to 50% of his base salary based on the achievement of specified objectives. In addition, we pay for his personal insurance policies.
     Except for change in control severance agreements as described below, we do not have formal employment agreements with any of our named executive officers except Mr. Kessman; however, base pay, equity and non-equity incentive compensation arrangements, and other arrangements are set forth in offer letters provided to each of our named executive officers as of the date of hire or promotion. Since the date of these offer letters, the compensation paid to each of these executives has been increased.
Grants of Plan-Based Awards
     Our Compensation Committee approved an award of restricted common stock under our 2005 Stock Incentive Plan to our named executive officer as set forth in the table below during the year ended December 31, 2008. Under the Retention Plan, our named executive officers became entitled to a non-equity incentive compensation payable on January 31, 2009 as set forth in the table below subject to their remaining in the employ of the Company through the payment date. All such amounts were paid.

		Estimated Future Payouts			Estimated Future Payouts
		under Non-Equity Incentive			under Equity Incentive
		Plan Awards			Plan Awards
								GrantDate
								Fair Value
								of
		Threshold	Target	Maximum	Threshold	Target	Maximum	Stock
Name	Grant Date	($	($)	($)	(#)	(#)	(#)	Award
Alan Kessman	7/17/2008	—	$114,747	—	—	—	—	—
Howard B. Johnson	7/17/2008	—	$54,000	—	—	—	—	—
Anne Lee Cahill	7/17/2008	—	$50,000	—	—	—	—	—
William Hahne, M.D.	4/1/2008				—	20,000	—	$32,000
	7/17/2008	—	$50,000	—
Ivan King, Ph.D.	7/17/2008	—	$37,500	—	—	—	—	—
     Our 2005 Stock Incentive Plan is administered by our Compensation Committee. The objectives of the plan include attracting, motivating and retaining key personnel and promoting our success by linking the interests of our employees, directors and consultants with our success. As of December 31, 2008, there were 1,063,691 shares of common stock authorized for awards under the plan and 451,793 shares of common stock available for grant under the plan.
     The term of the 2008 restricted common stock award to Dr. Hahne is ten years from the date of the grant. The award will vest upon the earliest of (i) 11 equal monthly increments on the first of the month beginning February 1, 2010 and ending December 1, 2010; (ii) the approval of an NDA to market laromustine; or (iii) the occurrence of a Change of Control, as defined in our 2005 Stock Incentive Plan. The 2005 Stock Incentive Plan requires that the recipient of an award be continuously employed or otherwise provide service to us. Failure to be continuously employed or in another service relationship generally results in the forfeiture of stock not vested at the time the employment or other service relationship ends.
     The restricted stock awards granted to the named executive officers other than Mr. Hahne are no longer subject to vesting, the last shares having vested on January 1, 2009.

Outstanding Equity Awards at Fiscal Year-End
     The following table sets forth the outstanding equity award holdings held by our named executive officers at December 31, 2008.

	Option Awards				Stock Awards
							Equity
							Incentive
					Equity		Plan Awards:
					Incentive		Market or
					Plan Awards:		Payout
					Number of		Value of
	Number of	Number of			Unearned		Unearned
	Securities	Securities			Shares,		Shares,
	Underlying	Underlying			Units or		Units or
	Unexercised	Unexercised	Option		Other Rights		Other Rights
	Options	Options	Exercise	Option	That Have		That Have
	(#)	(#)	Price	Expiration	Not Vested		Not Vested
Name	Exercisable	Unexercisable	($)	Date	(#)		($)
Alan Kessman	20,090	—	$52.50	1/11/2009	12,000	(1,5)	$4,440
	74,725	—	$57.75	1/11/2009
	4,999	—	$148.75	2/24/2010
	3,000	—	$73.75	12/5/2010
	11,478	—	$47.50	12/6/2011
	15,000	—	$5.50	7/30/2012
	8,000	—	$15.70	12/10/2013
	14,999	—	$47.00	12/8/2014

Howard B. Johnson	34,999	—	$38.79	3/18/2012	5,000	(2,5)	$1,850
	7,250	—	$5.50	7/30/2012
	6,000	—	$15.70	12/10/2013
	9,999	—	$47.00	12/8/2014

Ann Lee Cahill	1,500	—	$47.09	1/7/2012	5,000	(2,5)	$1,850
	2,000	—	$5.50	7/30/2012
	1,000	—	$15.70	12/10/2013
	5,500	—	$43.09	10/15/2014
	5,000	—	$47.00	12/8/2014

William Hahne, M.D.	—	—	—	—	20,000	(3)	$7,400

Ivan King, Ph.D.	1,400	—	$46.87	3/4/2009	3,500	(4,5)	$1,295
	1,730	—	$60.63	5/20/2009
	5,999	—	$148.75	2/24/2010
	4,500	—	$73.75	12/5/2010
	5,357	—	$47.50	12/6/2011
	6,500	—	$5.50	7/30/2012
	3,999	—	$15.70	12/10/2013
	4,999	—	$47.00	12/8/2014

(1)	Reflects 12,000 restricted shares of common stock awarded on March 12, 2007 at a grant date fair value of $17.00 per share.

(2)	Reflects 5,000 restricted shares of common stock awarded on March 12, 2007 at a grant date fair value of $17.00 per share.

(3)	Reflects 20,000 restricted shares of common stock awarded on April 1, 2008 at a grant date fair value of $1.60 per share. The restricted common stock award vests upon the earliest of (i) in 11 equal monthly installments on the first of the month beginning February 1, 2010 and ending December 1, 2010, (ii) a Change in Control, as defined in the Company’s 2005 Stock Incentive Plan, or (iii) the Company receiving approval of an NDA to market laromustine.

(4)	Reflects 3,500 shares awarded on March 12, 2007 at a grant date fair value of $17.00 per share.

(5)	Restricted common stock awards vested on January 1, 2009.
Option Exercises and Stock Vested
     During the year ended December 31, 2008, there were no exercises of stock options by our named executive officers. The following table sets forth the vestings of restricted common stock for our named executive officers at December 31, 2008.

	Stock Awards
	Number of
	Shares
	Acquired on	Value Realized
	Vesting	on Vesting
Name	(#)	($)
Alan Kessman	166,666	$61,666
Howard B. Johnson	79,166	$29,291
Ann Lee Cahill	66,666	$24,666
William Hahne, M.D.	—	$—
Ivan King, Ph.D.	41,665	$15,416
Pension Benefits
     We do not sponsor any plans that provide for payments or other benefits at, following, or in connection with retirement, excluding a tax-qualified defined contribution plan.
Nonqualified Deferred Compensation
     We currently do not sponsor any non-qualified defined contribution or other non-qualified deferred compensation plans.
Potential Payments upon Termination or Change in Control
     The following summaries set forth potential payments payable to our named executive officers upon termination of employment or a change in control of us under their current employment or severance agreements:
     (i) Under the terms of our employment agreement, as amended, with Mr. Kessman, in the event that his employment is terminated by us for any reason other than cause or disability, or if he terminates for good reason, we are obligated (A) to pay him an amount equal to (a) two times his current base salary, (b) two times his average annual bonus for the prior two years, (c) two times the annual amounts for his personal insurance policies, and (d) his deferred 2007 bonus, as well as (B) to continue payment of certain insurance costs on his behalf for a period of two years. Under this employment agreement, it shall constitute ‘‘good reason’’ for Mr. Kessman to terminate his employment and receive the amounts described above if there is a change in control and the Company or its successors, as the case may be, fails to agree in writing to extend the expiration date of Mr. Kessman’s employment agreement to the two-year anniversary of the change of control.
     (ii) We entered into severance agreements with certain of our named executive officers, including Mr. Johnson, Ms. Cahill, Dr. Hahne and Dr. King, pursuant to which each of these officers would be entitled to certain payments in the event such officer loses his or her employment during the twelve-month period following a ‘‘change in control,’’ as defined in the agreement. Specifically, if a ‘‘change in control’’ occurs, the officer shall be entitled to a lump sum severance payment equal to the sum of twelve months of the officer’s monthly base salary as in effect as of the date of termination or immediately prior to the change in control, whichever is greater, plus the average of the last two cash bonus payments made to the officer prior to the change in control. The Company would also make all payments due under COBRA to provide each officer with group health insurance benefits substantially similar to those which the officer was receiving immediately prior to the date of termination until the earlier of 18 months after such termination or the date the officer has obtained new full-time employment. The foregoing amounts are not payable if termination of the officer is because of the officer’s death, for cause, or by the officer other than for good reason. Under the Retention Plan, Mr. Johnson, Ms. Cahill, Dr. Hahne and Dr. King also became entitled to severance of a certain amount, if they are terminated without cause prior to December 31, 2009.
     The table below sets forth the estimated current value of payments and benefits to each of our named executive officers under the circumstances summarized above pursuant to these employment and severance agreements, as well as the value of accelerated unvested restricted stock and stock options that would immediately vest in the event of a change of control, as defined in the equity plan agreements. The amounts shown assume that the triggering events occurred on December 31, 2008 and do not include other benefits that are available to all salaried employees, primarily accrued vacation.

				Intrinsic
			Value of	Value of
		Health and	Accelerated	Accelerated
		Welfare	Unvested	Unvested
		Benefits	Restricted	Stock
Name	Severance	Continuation	Stock(1)	Options(2)	Total
Alan Kessman —
Change of control	$1,395,907	$94,212	$4,440	—	$1,494,559
Termination	$1,395,907	$94,212	—	—	$1,490,119
Howard B. Johnson —
Change of control	$324,440	$28,412	$1,850	—	$354,702
Termination	$297,440	—	—	—	$297,440
Ann Lee Cahill —
Change of control	$287,080	$27,766	$1,850	—	$316,696
Termination	$262,080	—	—	—	$262,080
William Hahne, M.D. —
Change of control	$285,000	$29,670	$7,400	—	$322,070
Termination	$260,000	—	—	—	$260,000
Ivan King, Ph.D. —
Change of control	$275,838	$27,977	$1,295	—	$305,110
Termination	$257,088	—	—	—	$257,088

(1)	Value of unvested restricted stock was calculated using the closing price of our common stock on December 31, 2008 ($0.37).

(2)	As the exercise prices of the non-vested stock options exceeded the closing price of our common stock on December 31, 2008 ($0.37), there was no intrinsic value of accelerated unvested stock options at December 31, 2008.
Director Compensation
     We currently have six non-employee directors that qualify for compensation under our director compensation plan. Non-employee directors receive annual cash compensation of $15,000, except for the chairman of the Board of Directors who receives $40,000 per annum, plus additional cash compensation, ranging from $500 to $1,500 per meeting, for meetings attended, and reimbursement of actual out-of-pocket expenses incurred in connection with attendance at meetings. In addition, the chairman of each committee of the board receives annual cash compensation of $5,000, except for the chairman of the audit committee who receives $10,000 per annum. Non-employee directors receive an initial restricted common stock award under our 2005 Stock Incentive Plan, such restricted common stock to vest in three equal annual installments on the grant anniversary, and annual restricted common stock awards upon re-election to the Board of Directors, such restricted common stock to vest on the first anniversary of the date of grant. The Company does not pay employee members of the board separately for their service on the board.
     The following table sets forth total compensation of our non-employee directors for the fiscal year ended December 31, 2008.

	Fees Earned Or
	Paid In Cash	Stock Awards(2)	Total
Name	($)	($)	($)
George Bickerstaff	$19,500	$5,275	$24,775
Stephen K. Carter, M.D.(1)	$7,500	$5,231	$12,731
William R. Miller	$46,500	$5,275	$51,775
Kevin Rakin	$36,000	$21,468	$57,468
Alan C. Sartorelli, Ph.D.	$23,000	$5,275	$28,275
Ian Williams, D. Phil.	$30,000	$20,890	$50,890
Gary K. Willis	$29,000	$5,275	$34,275

(1)	Dr. Carter is no longer a member of our Board of Directors effective as of our 2008 annual meeting held on December 10, 2008.

(2)	Represents the dollar amount recognized for financial reporting purposes for fiscal year 2008 in accordance with SFAS 123(R) for the fair value of restricted common stock awards. The awards for fiscal year 2008 include: (i) 1,130 restricted shares of common stock with a December 11, 2008 grant date fair value of $531 that will vest on December 11, 2009 awarded to each of Mr. Bickerstaff, Mr. Miller, Mr. Rakin, Dr. Sartorelli, Dr. Williams and Mr. Willis. At December 31, 2008, the aggregate number of restricted common stock awards that have not vested was: (i) 1,130 shares for each of Mr. Bickerstaff, Mr. Miller, Dr. Sartorelli and Mr. Willis; (ii) 3,444 shares for Mr. Rakin; and (iii) 2,287 shares for Dr. Williams. Unvested restricted stock immediately vests in the event of a change of control, as defined in the equity plan agreement. At December 31, 2008, the aggregate number of shares of common stock underlying unexercised options (all of which are exercisable) was: 2,000 for Mr. Bickerstaff; 8,202 for Dr. Carter; 7,971 for Mr. Miller; 10,648 for Dr. Sartorelli; and 2,000 for Mr. Willis. For information regarding our valuation of stock-based compensation, see ''Critical Accounting Policies and Estimates — Stock-Based Compensation Expense’’ contained in Item 7 as well as Notes 2 and 7 to our Consolidated Financial Statements appearing in this prospectus beginning on page F-1.
Compensation Committee Interlocks and Insider Participation
     The Compensation Committee consists of Gary Willis, Kevin Rakin and Ian Williams. No member of the Compensation Committee was an officer or employee of the Company during 2008 or was formerly an officer or employee of the Company. In addition, during 2008 no executive officer of the Company served as a member of another entity’s board of directors or as a member of the compensation committee of another entity (or other board committee performing equivalent functions) during 2008, which entity had an executive officer serving on the Board of Directors of the Company.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS
AND MANAGERS
     The following table sets forth information as of December 31, 2008 (except as otherwise noted in the footnotes) regarding the beneficial ownership (as defined by the Securities and Exchange Commission (the “SEC”)) of our Common Stock by: (i) each person known by us to own beneficially more than five percent of our outstanding Common Stock; (ii) each of our current directors; (iii) each current executive officer named in the Summary Compensation Table; and (iv) all of our current directors and executive officers as a group. Except as otherwise specified, the named beneficial owner has the sole voting and investment power over the shares listed and the address of each beneficial owner is c/o Vion Pharmaceuticals, Inc., 4 Science Park, New Haven, Connecticut 06511. On February 20, 2008, we effected a one-for-ten reverse split of all outstanding shares of our common stock and a corresponding decrease in the number of shares of authorized common stock. All share amounts, per share amounts and common stock prices included in this prospectus are provided on a post-reverse stock split basis. The percentage ownership of outstanding shares is calculated as of December 31, 2008 based upon 8,036,227 shares of common stock outstanding.

			Percent of
			Outstanding
	Number of Shares		Shares of
	Beneficially Owned		Common Stock
Directors and Officers
George Bickerstaff	11,683	(1)	*
William R. Miller	41,942	(2)	*
Kevin Rakin	7,229	(3)	*
Alan C. Sartorelli, Ph.D.	55,350	(4)	*
Ian Williams, D. Phil	6,229	(3)	*
Gary K. Willis	11,683	(1)	*
Ann Lee Cahill	87,072	(5, 9)	1.1%
William Hahne, M.D.	20,000	(9)	*
Howard B. Johnson	144,094	(6, 9)	1.8%
Alan Kessman	338,543	(7, 9)	4.1%
Ivan King, Ph.D.	80,757	(8, 9)	1.0%
All directors and executive officers as a group (14 persons)	877,120	(10)	10.5%

Other Beneficial Owners
Bruce & Co., Inc.
20 N. Wacker Drive
Suite 2414
Chicago, IL 60606	629,076	(11)	7.3%

			Percent of
			Outstanding
	Number of Shares		Shares of
	Beneficially Owned		Common Stock
Other Beneficial Owners
QVT Financial LP
QVT Financial GP LLC
QVT Associates GP LLC
1177 Avenues of the Americas, 9th Floor
New York, NY 10036
QVT Fund LP
Walkers SPV, Walkers House
P.O. Box 908GT
Mary Street
George Town, Grand Cayman, Cayman Islands	428,891	(12)	5.1%

*	Less than one percent

(1)	Includes 2,000 shares issuable upon exercise of options.

(2)	Includes 7,971 shares issuable upon exercise of options.

(3)	Includes restricted shares of our common stock that are not vested as of December 31, 2008 as follows:
•	On June 28, 2006, Dr. Williams received an initial grant following his appointment to our Board of Directors of 3,470 shares of restricted stock; and

•	On January 15, 2007, Mr. Rakin received an initial grant following his appointment to our Board of Directors of 3,470 shares of restricted stock.

Initial director grants will vest (i) in three equal annual installments on the anniversary of the date of grant; or (ii) upon a Change of Control, as defined in our 2005 Stock Incentive Plan.

(4)	Includes 19,087 shares beneficially owned by Dr. Sartorelli’s wife, as to which Dr. Sartorelli disclaims beneficial ownership. Also includes 10,648 shares issuable upon exercise of options.

(5)	Includes 15,000 shares issuable upon exercise of options.

(6)	Includes 58,248 shares issuable upon exercise of options.

(7)	Includes 1,275 shares held by a family trust of which Mr. Kessman is a controlling member. Also includes 152,291 shares issuable upon exercise of options.

(8)	Includes 34,484 shares issuable upon exercise of options.

(9)	Includes restricted shares of our common stock that are not vested as of December 31, 2008 as follows:
•	On March 12, 2007, Mr. Johnson, Mr. Kessman, Dr. King, and Ms. Cahill were granted 5,000 shares, 12,000 shares, 3,500 shares and 5,000 shares of restricted stock, respectively. Shares granted in 2007 will vest upon the earliest of (i) January 1, 2009; (ii) the approval of an NDA to market laromustine; or (iii) the occurrence of a Change of Control, as defined in our 2005 Stock Incentive Plan.

•	On April 1, 2008, Dr. Hahne was granted 20,000 shares of restricted stock. Shares granted will vest upon the earliest of (i) in 11 equal monthly installments on the first of the month beginning February 1, 2010 and ending December 1, 2010; (ii) a Change of Control, as defined in the Company’s 2005 Stock Incentive Plan, or (iii) the Company receiving approval of an NDA to market laromustine.

(10)	Includes 290,785 shares issuable upon exercise of options.

(11)	Based on data set forth in Schedule 13G filed with the SEC on February 15, 2008, 629,076 shares of common stock reported in such Schedule 13G are held by Bruce & Co., Inc., consisting of 40,630 shares of common stock, 528,646 shares of common stock underlying convertible senior notes and 59,800 shares of common stock underlying common stock purchase warrants. Bruce & Co., Inc. has sole dispositive and voting power over the shares in its capacity as the investment manager for Bruce Ford, Inc., a Maryland registered investment company, and other clients. Note, the numbers contained in such Schedule 13G were given on a pre-reverse split basis; calculation of the numbers on a reverse split basis was performed by the Company.

(12)	Based on data set forth in an Amendment 1 to Schedule 13G filed with the SEC on February 12, 2008, of the 428,891 shares reported in such Schedule 13G: (i) 330,383 shares are beneficially owned by QVT Fund LP, consisting of 19,560 shares of common stock, 240,729 shares of common stock underlying convertible senior notes (the “Notes”), and 70,094 shares underlying common stock purchase warrants (the “Warrants”); (ii) 37,246 shares are beneficially owned by Quintessence Fund L.P., consisting of 2,205 shares of common stock, 27,135 shares of common stock underlying Notes, and 7,906 shares underlying Warrants; and (iii) 61,262 shares, consisting of 3,627 shares of common stock, 44,635 shares of common stock underlying Notes, and 13,000 shares underlying Warrants, are held in a separate discretionary account managed for Deutsche Bank AG (the “Separate Account”). QVT Financial LP is the investment manager for QVT Fund LP, Quintessence Fund L.P. and the Separate Account, and shares dispositive and voting power over the shares held by each of the QVT Fund LP, Quintessence Fund L.P. and the Separate Account. Accordingly, QVT Financial LP may be deemed to be the beneficial owner of an aggregate of 428,891 shares, consisting of the shares held by QVT Fund LP, Quintessence Fund L.P. and the Separate Account. QVT Financial GP LLC, as general partner of QVT Financial LP, may be deemed to beneficially own the same number of shares of common stock reported by QVT Financial LP. QVT Associates GP LLC, as general partner of QVT Fund LP and Quintessence Fund L.P., may be deemed to beneficially own the same number of shares of common stock reported by QVT Fund LP and Quintessence Fund L.P., and accordingly, QVT Associates GP LLC may be deemed to be the beneficial owner of an aggregate amount of 367,629 shares of common stock. Each of QVT Financial LP and QVT Financial GP LLC disclaims beneficial ownership of the shares of common stock beneficially owned by QVT Fund LP, Quintessence Fund L.P. and the Separate Account, except to the extent of any pecuniary interest therein. QVT Associates GP LLC disclaims beneficial ownership of the shares of common stock beneficially owned by QVT Fund LP and Quintessence Fund L.P., except to the extent of any pecuniary interest therein. Note, the numbers contained in such Amendment 1 to Schedule 13G were given on a pre-reverse split basis; calculation of the numbers on a reverse split basis was performed by the Company.

PLAN OF DISTRIBUTION
     We issued $60,000,000 principal amount of our 7.75% convertible senior notes in a private placement in February 2007. We are required to pay interest on the notes on February 15 and August 15 of each year through February 15, 2012, the maturity date of the convertible senior notes. We may make these interest payments in cash, registered shares of our common stock or a combination of cash and registered shares of our common stock.
     If we pay interest on our convertible senior notes with shares of our common stock, such payment shall be considered paid on the date that we transmit to the transfer agent of our common stock, with a copy to the trustee of the notes, an instruction to issue such shares to the holders of the convertible senior notes in accordance with the requirements of the transfer agent, and we will issue a press release announcing that we have instructed the transfer agent to issue shares of common stock in payment of interest, along with the aggregate number of shares to be issued. The number of shares of registered common stock that we issue in payment of interest on the convertible senior notes will have a fair market value equal to the amount of interest due calculated using the closing bid price of our common stock on the interest payment date. We may issue up to 15,900,000 shares of our common stock from time to time in payment of interest on the notes under this prospectus, beginning with the interest payment on the notes due on February 15, 2009.
     We will bear all costs associated with making an interest payment in registered shares of our common stock to holders of our convertible senior notes. Based on our prior experience paying interest in shares in August 2007 and February 2008, we estimate that such costs will be approximately $2,000 per interest payment we may make. We will not receive any proceeds from this offering.

     Our outstanding common stock is quoted on the OTC Bulletin Board® under the symbol “VION.”

DESCRIPTION OF CAPITAL STOCK
     Our authorized capital stock consists of 60,000,000 shares of common stock, $0.01 par value, and 5,000,000 shares of preferred stock, $0.01 par value. As of December 31, 2008, we had 8,036,227 shares of common stock outstanding, and no shares of preferred stock outstanding. Furthermore, as of December 31, 2008, we have reserved 5,130,070.9 shares for possible future issuance:
•	an aggregate of 1,136,730.9 shares of common stock for issuance upon the exercise of outstanding warrants;

•	an aggregate of 3,124,998 shares of common stock for issuance upon the conversion of our outstanding convertible notes as described in this prospectus;

•	an aggregate of 388,443 shares of common stock for issuance upon the exercise of options outstanding under our stock option plans; and

•	an aggregate of 479,899 shares of common stock for issuance under our 2005 Stock Incentive Plan and under the Company’s Employee Stock Purchase Plan.
Common Stock
      Dividends
     Holders of common stock are entitled to receive dividends, in cash, securities, if any, or property, as may from time to time be declared by our Board of Directors, subject to the rights of the holders of the preferred stock.
      Voting
     Each holder of common stock is entitled to one vote per share on all matters requiring a vote of the stockholders.
      Rights on Liquidation
     In the event of our voluntary or involuntary liquidation, dissolution, or winding up, the holders of common stock will be entitled to share equally in our assets available for distribution after payment in full of all debts and after the holders of preferred stock have received their liquidation preferences in full.
      Miscellaneous
     Shares of common stock are not redeemable and have no subscription, conversion or preemptive rights. Holders of common stock have no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock. All shares of common stock that are the subject of this prospectus shall, when issued by the Company upon conversion of the notes, as a make-whole payment or upon a fundamental change, or when paid for upon the exercise of the warrants described in this prospectus, be fully paid and nonassessable.
      Transfer Agent And Registrar
     The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company.
      OTC Bulletin Board®
     Our shares are quoted on the OTC Bulletin Board® under the symbol “Vion.”.

Preferred Stock
     The 5,000,000 authorized shares of preferred stock may by issued in one or more series by the action of our board of directors and without the approval of our holders of common stock. Our board of directors is authorized to determine the terms, limitations and relative rights and preferences of the preferred stock, to establish series of preferred stock and to determine the variations among series. If we issue preferred stock, it would most likely have priority over our common stock with respect to dividends and other distributions, including the distribution of assets upon liquidation. In addition, we may be obligated to repurchase or redeem a series of preferred stock. The holders of preferred stock may have voting and conversion rights, including multiple voting rights, which could adversely affect the rights of the holders of our common stock.
Outstanding Warrants
     We currently have outstanding warrants to purchase an aggregate of 1,136,730.9 shares of our common stock. All of the outstanding warrants were issued in connection with our private placements.
     We issued warrants to purchase 780,000 shares of common stock in February 2007 with an exercise price of $20.00 per share in connection with our sale of the notes. We may redeem the outstanding February 2007 warrants at any time after the warrants become exercisable:
•	in whole and not in part;

•	at a price of $0.01 per warrant;

•	upon a minimum of 30 days prior written notice of redemption;

•	if, and only if, the last sales price of our common stock equals or exceeds 150% of the exercise price per share of the warrants then in effect for any 20 trading days within a 30-consecutive trading day period ending three business days before we send the notice of redemption; and

•	if, and only if, at all times during such 30-consecutive trading day period there is an effective registration statement relating to the resale of all the shares of common stock issuable to warrant holders upon exercise of the warrants.
     If the foregoing conditions are satisfied and we call the February 2007 warrants for redemption, each warrant holder will then be entitled to exercise his, her or its warrant prior to the date scheduled for redemption. However, there can be no assurance that the price of the common stock will exceed 150% of the exercise price per share of the warrants then in effect or the warrant exercise price after the redemption call is made. The exercise price of these warrants significantly exceeds the current market price of our common stock.
     We currently also have outstanding warrants to purchase an aggregate of 356,730.9 shares at an exercise price of $32.50 per share, expiring February 11, 2009, issued in February 2004. The exercise price of these warrants significantly exceeds the current market price of our common stock. Such shares are not the subject of the registration statement of which this prospectus statement forms a part.
     If we complete a reorganization, reclassification, merger, consolidation or disposition of assets, then the holders of our warrants shall have the right thereafter to receive upon exercise of the warrants, the number of shares of common stock of the successor or acquiring corporation or of our company if it is the surviving corporation, and other property receivable upon or as a result of the transaction by a holder of the number of shares of common stock for which the warrants are exercisable immediately prior to the transaction.

     Under each of our warrants we are subject to potential daily monetary penalties for failure to timely deliver stock certificates representing shares of common stock upon the exercise of any of the warrants. If we fail to deliver a stock certificate within five trading days after the exercise of any of warrants, and if, due to that failure, a selling securityholder has to buy shares in the market, we must pay the selling securityholder the amount of the difference between the price at which the selling securityholder had to buy shares in the market and the price at which he gave the order to sell shares, and we must either reinstate the warrant or deliver shares of common stock at the election of the selling securityholder. In addition, the exercise price and/or number and class of shares subject to the warrants are subject to adjustment, as described in each of our warrants, in the event of dividends on shares of our common stock, and subdivisions, combinations and reclassifications of our common stock.
Anti-Takeover Provisions
     The following items may hinder or deter a potential attempt to take over control of our company.
     Section 203 of the Delaware General Corporation Law
     Under Section 203 of the Delaware General Corporation Law, certain ‘business combinations’ between a Delaware corporation, whose stock generally is publicly traded or held of record by more than 2,000 stockholders, and an ‘interested stockholder’ are prohibited for a three-year period following the date that such stockholder became an interested stockholder, unless:
•	the corporation has elected in its certificate of incorporation or bylaws not to be governed by the Delaware anti-takeover law (we have not made such an election);

•	the business combination was approved by the Board of Directors the corporation before the other party to the business combination became an interested stockholder;

•	upon consummation of the transaction that made it an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the commencement of the transaction (excluding voting stock owned by directors who are also officers or held in employee stock plans in which the employees do not have a right to determine confidentially whether to tender or vote stock held by the plan); or

•	the business combination was approved by the Board of Directors and ratified by 66-2/3% of the voting stock, which the interested stockholder did not own.
     The three-year prohibition does not apply to certain business combinations proposed by an interested stockholder following the announcement or notification of certain extraordinary transactions involving the corporation and a person who had not been an interested stockholder during the previous three years or who became an interested stockholder with the approval of a majority of the corporation’s directors. The term “business combination” is defined generally to include mergers or consolidations between a Delaware corporation and an interested stockholder, transactions with an interested stockholder involving more than 10% of the assets or the stock of the corporation or its majority-owned subsidiaries and transactions that increase an interested stockholder’s percentage ownership of stock. The term ‘interested stockholder’ is defined generally as a stockholder who becomes a beneficial owner of 15% or more of a Delaware corporation’s voting stock.
     Section 203 could have the effect of delaying, deferring or preventing a change in control of us.
      Authorized but Unissued Shares
     The authorized but unissued shares of common stock and preferred stock are available for future issuance without stockholder approval. We may use these shares for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. This could make it more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

CERTAIN FEDERAL INCOME TAX CONSIDERATIONS
     The following is a general discussion of certain U.S. federal income tax considerations relevant to holders of common stock that may be received as payment of interest on the notes. This discussion is based upon the Internal Revenue Code of 1986, as amended, which we refer to as the Code in this prospectus, U.S. Treasury Regulations, IRS rulings and pronouncements, and judicial decisions, all as of the date of this prospectus, and all of which are subject to change (possibly, with retroactive effect) or different interpretations. There can be no assurance that the IRS will not challenge one or more of the tax consequences described herein, and we have not obtained, nor do we intend to obtain, a ruling from the IRS with respect to any matters discussed in this section. This discussion does not purport to deal with all aspects of U.S. federal income taxation that may be relevant to a particular holder in light of the holder’s circumstances (for example, persons subject to the alternative minimum tax provisions of the Code or a holder whose “functional currency” is not the U.S. dollar). Also, it is not intended to be wholly applicable to all categories of investors, some of which (such as dealers in securities or currencies, traders in securities that elect to use a mark-to-market method of accounting, banks, thrifts, regulated investment companies, insurance companies, pension and other employee benefit plans, tax-exempt organizations and entities, partnerships and other pass-through entities, certain hybrid entities and owners of interests therein, persons holding common stock as part of a hedging or conversion transaction or a straddle, or persons deemed to sell common stock under the constructive sale provisions of the Code) may be subject to special rules. The discussion also does not discuss any aspect of state, local or foreign law or U.S. federal tax laws other than U.S. federal income tax. In addition, this discussion is limited to persons who will hold common stock as “capital assets” within the meaning of Section 1221 of the Code (generally, for investment).
     You are advised to consult your own tax advisors regarding the federal, state, local and foreign tax consequences relevant to the purchase, ownership and disposition of our the common stock in your particular situation.

U.S. Holders
     This section summarizes certain U.S. federal income tax consequences of the receipt, ownership and disposition of common stock by “U.S. Holders.” As used herein, the term “U.S. Holder” means a beneficial holder of common stock that for U.S. federal income tax purposes is (i) a citizen or resident (as defined in Section 7701(b) of the Code) of the U.S., (ii) an entity taxed as a corporation for U.S. federal income tax purposes created or organized in or under the laws of the U.S. or any political subdivision thereof, (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source and (iv) a trust if it (a) is subject to the primary supervision of a court within the U.S. and one or more U.S. persons have authority to control all substantial decisions of the trust or (b) has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. person. A “Non-U.S. Holder” is any beneficial holder of common stock other than a U.S. Holder or a foreign or domestic entity taxed as a partnership for U.S. federal income tax purposes.
     If a partnership (including for this purpose any entity, domestic or foreign, treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of common stock, the U.S. tax treatment of a partner in the partnership generally will depend on the status of the partner and the activities of the partnership. As a general matter, income earned through a foreign or domestic partnership is included in the taxable income of its owners. A holder of common stock that is a partnership, and partners in such partnership, should consult their own tax advisors about the U.S. federal income tax consequences of acquiring, holding and disposing of common stock which is paid as interest on the notes.
     If any interest on the convertible senior notes is paid in our common stock, a U.S. Holder’s interest income will be equal to the fair market value of the stock received on the date it is includible in the holder’s income. A U.S. Holder’s tax basis in the stock received will equal the amount includable in the holder’s income and the holding period of such stock will begin on the day following the interest payment date.

     Distributions (including constructive distributions), if any, paid on our common stock to a U.S. Holder, generally will constitute a taxable dividend to the extent made from our current and/or accumulated earnings and profits, as determined under U.S. federal income tax principles. Any distribution in excess of our current and accumulated earnings and profits will be treated first as a tax-free return of capital, which will reduce the U.S. Holder’s adjusted tax basis in the shares (but not below zero). To the extent such a distribution exceeds the U.S. Holder’s adjusted tax basis in the shares, the distribution will be taxable as capital gain. Dividend income that is received by an individual U.S. Holder in a tax year beginning on or before December 31, 2010 and that satisfies certain requirements generally will be subject to tax at a reduced rate. Unless the reduced rate provision is extended or made permanent by subsequent legislation, for tax years beginning after December 31, 2010, dividends will be taxed at regular ordinary income rates. Subject to certain restrictions, dividends received by a U.S. Holder that is a corporation will be eligible for a dividends received deduction.
     Gain or loss realized on the sale or other taxable disposition of common stock which was received as payment of interest on the convertible senior notes will equal the difference between the amount of cash and the fair market value of any other property received in exchange for such stock and the U.S. Holder’s adjusted tax basis in such stock. Such gain or loss will generally be capital gain or loss, and will be long-term capital gain or loss if the holder has held or is deemed to have held the common stock for more than twelve months. Generally, long-term capital gain of non-corporate U.S. Holders is subject to U.S. federal income tax at a reduced rate. The deductibility of capital losses is subject to certain limitations.
     Backup Withholding and Information Reporting
     Information with respect to payments of interest on the convertible senior notes (including interest paid in shares of our common stock), dividends paid on our common stock and proceeds from the sale or other disposition of our common stock may be required to be reported to U.S. Holders and to the IRS. This obligation, however, does not apply with respect to payments to certain U.S. Holders, including corporations and tax-exempt organizations.
     A U.S. Holder may be subject to backup withholding (currently at a rate of 28 percent) with respect to interest paid on the convertible senior notes (including interest paid in shares of our common stock), dividends paid on our common stock, or with respect to proceeds received from a sale or other disposition of the notes or our common stock. Backup withholding will not apply, however, if the U.S. Holder (i) is a corporation or falls within certain tax-exempt categories and, when required, demonstrates such fact or (ii) provides a taxpayer identification number, certifies as to no loss of exemption from backup withholding and otherwise complies with applicable backup withholding rules. To establish status as an exempt person, a U.S. Holder will generally be required to provide certification on IRS Form W-9 (or substitute form).
     U.S. Holders should consult their own tax advisor regarding their qualification for an exemption from backup withholding and the procedures of obtaining such an exemption, if applicable. The backup withholding tax is not an additional tax and taxpayers may use amounts withheld as a credit against their U.S. federal income tax liability or may claim a refund as long as they timely provide certain information to the IRS.
Non-U.S. Holders
     The following is a discussion of certain U.S. federal income tax consequences of the receipt, ownership and disposition of our common stock by a Non-U.S. Holder (as defined above). Special rules, which are not discussed here, apply to certain Non-U.S. Holders such as “controlled foreign corporations,” “passive foreign investment companies,” persons eligible for benefits under income tax conventions to which the U.S. is a party and U.S. expatriates. Non-U.S. Holders should consult their own tax advisors to determine the U.S. federal, state, local and other tax consequences that may be relevant to them in light of their particular circumstances.
     For purposes of withholding tax on dividends discussed below, a Non-U.S. Holder includes a nonresident fiduciary of an estate or trust. For purposes of the following discussion, any interest or dividend income and any gain on the sale or other disposition of a note or common stock will be considered to be “U.S. trade or business income” if such income or gain is (i) effectively connected with the conduct of a U.S. trade or business and (ii) in the case of a Non-U.S. Holder eligible for the benefits of an applicable U.S. bilateral income tax treaty, attributable to a permanent establishment (or, in the case of an individual, a fixed base) in the U.S. Generally, U.S. trade or business income is not subject to U.S. withholding tax (provided the Non-U.S. Holder complies with applicable certification and disclosure requirements). Instead, such income is generally subject to U.S. federal income tax on a net income basis at regular graduated tax rates. Any U.S. trade or business income received by a Non-U.S. Holder that is a corporation may, under certain circumstances, be subject to an additional “branch profits tax” at a 30 percent rate or a lower rate that an applicable income tax treaty may specify.
     Interest
     Payments of interest (including interest paid in shares of our common stock) to nonresident persons or entities are generally subject to U.S. federal income tax at a rate of 30 percent, collected by means of withholding by the payor. However, interest income on a note (including OID) of most Non-U.S. Holders should qualify as portfolio interest,” and thus will be exempt from U.S. withholding tax, if such holders certify their nonresident status as described below.
     The portfolio interest exception will not apply to interest income on a note (including OID) of a Non-U.S. Holder that:

•	owns, actually or constructively (including by reason of the ability to acquire our common stock by conversion of a note), at least 10 percent of the total combined voting power of all classes of our stock entitled to vote, or

•	is a “controlled foreign corporation” (as defined for U.S. federal income tax purposes) that is related, directly or indirectly, to us.
     Even if the portfolio interest exception does not apply, interest income on a note (including OID) of a Non-U.S. Holder might be subject to withholding tax at a reduced rate under the terms of a tax treaty between the U.S. and the Non-U.S. Holder’s country of residence. The portfolio interest exception, entitlement to treaty benefits and several of the special rules for Non-U.S. Holders described below apply only if the Non-U.S. Holder certifies its foreign status. A Non-U.S. Holder can generally meet this certification requirement by providing an accurate and complete IRS Form W-8BEN or appropriate substitute or successor form under penalties of perjury to us or our paying agent. If the Non-U.S. Holder holds the underlying notes, with respect to which interest in the form of our common stock is paid, through a financial institution or other agent acting on the holder’s behalf, the holder may be required to provide appropriate certifications to the agent. The holder’s agent will then generally be required to provide appropriate certifications to us. Special rules in U.S. Treasury Regulations apply to foreign partnerships, estates, and trusts, and in certain circumstances certifications as to foreign status of partners, trust owners, or beneficiaries may have to be provided to us. In addition, special rules apply to qualified intermediaries that enter into withholding agreements with the IRS, and such intermediaries generally are not required to forward any certification forms received from Non-U.S. Holders. The portfolio interest exception, described above, may not apply if the interest is U.S. trade or business income (as defined above). In such case, a Non-U.S. Holder will be subject to regular U.S. federal income tax on interest income on a note (including OID) that is U.S. trade or business income; and, if the Non-U.S. Holder is a corporation, a U.S. branch profits tax equal to 30 percent of its effectively connected earnings and profits,” subject to adjustments, unless the holder qualifies for an exemption from such tax or a lower tax rate under an applicable treaty. To the extent that withholding is applicable in the case of a Non-U.S. Holder, special arrangements may have to be made to satisfy such withholding. We urge Non-U.S. Holders to consult their own tax advisors for information on the impact of these withholding and certification rules.

     Dividends
     If we make distributions (including constructive distributions) on our common stock, any such distributions paid to a Non-U.S. Holder will generally constitute dividends for U.S. federal income tax purposes to the extent such distributions are paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. If a distribution exceeds our current and accumulated earnings and profits, the excess will be treated as a tax-free return of the Non-U.S. Holder’s investment to the extent of the Non-U.S. Holder’s adjusted tax basis in our common stock. Any remaining excess will be treated as capital gain.
     In general, dividends paid or constructive dividends deemed paid to a Non-U.S. Holder of common stock will be subject to withholding of U.S. federal income tax at a 30 percent rate unless such rate is reduced or eliminated by an applicable income tax treaty between the U.S. and the Non-U.S. Holder’s country of residence and the holder complies with the applicable certification requirements described below. Dividends that are U.S. trade or business income are generally subject to U.S. federal income tax at regular income tax rates as though the Non-U.S. Holder were a U.S. resident, but are not generally subject to the 30 percent withholding tax or treaty-reduced rate if the Non-U.S. Holder files a properly executed IRS Form W-8ECI (or appropriate substitute form), as applicable with the payor. Any U.S. trade or business income received by a Non-U.S. Holder that is a corporation may also, under certain circumstances, be subject to an additional “branch profits tax” at a 30 percent rate or such lower rate as may be applicable under an income tax treaty. A Non-U.S. Holder of common stock who wishes to claim the benefit of an applicable treaty rate must provide a properly executed IRS Form W-8BEN (or appropriate substitute form), as applicable. In addition, a Non-U.S. Holder may under certain circumstances be required to obtain a U.S. taxpayer identification number and make certain certifications to us. If a Non-U.S. Holder holds common stock through a foreign partnership or a foreign intermediary, the foreign partnership or foreign intermediary will also be required to comply with certain certification requirements. A Non-U.S. Holder of common stock that is eligible for a reduced rate of U.S. withholding tax pursuant to an income tax treaty may obtain a refund of amounts withheld at a higher rate by filing an appropriate claim for a refund with the IRS. Non-U.S. Holders should consult their tax advisors with respect to their entitlement to benefits under a relevant income tax treaty.

     Sale or Other Disposition of Common Stock
     Except as described below and subject to the discussion concerning backup withholding below, any gain realized by a Non-U.S. Holder on the sale or other disposition of our common stock generally will not be subject to U.S. federal income tax, including by way of withholding, unless (i) such gain is U.S. trade or business income, (ii) subject to certain exceptions, the Non-U.S. Holder is an individual who holds our common stock as a capital asset and is present in the U.S. for 183 days or more in the taxable year of the disposition, (iii) the Non-U.S. Holder is subject to tax pursuant to the provisions of U.S. tax law applicable to certain U.S. expatriates (including certain former citizens or residents of the U.S.), or (iv) in the case of a disposition of common stock, we are or have been a “U.S. real property holding corporation,” or a USRPHC, within the meaning of Section 897 of the Code at any time during the shorter of the five-year period ending on the date of disposition and the Non-U.S. Holder’s holding period for the common stock. We believe that we have not been and are not currently a USRPHC for U.S. federal income tax purposes, nor do we anticipate becoming a USRPHC in the future. However, no assurance can be given that we will not be a USRPHC when a Non-U.S. Holder disposes of its common stock.
     Non-U.S. Holders should note that if the notes are treated as “contingent payment debt instruments” (discussed above under “Possible Classification of the Notes as ‘Contingent Payment Debt Instruments”), amounts received upon a sale, exchange or other disposition of notes may be treated as ordinary interest income (which would be subject to the rules described in “Interest” above).
     Backup Withholding and Information Reporting
     Information may be required to be reported to Non-U.S. Holders and to the IRS concerning the amount of any interest paid on the convertible senior notes (including interest paid in shares of our common stock), or dividends paid on our common stock. Under current U.S. federal income tax law, backup withholding tax will not apply to such payments if the required certifications of exempt status are received, provided in each case that the payor, including a bank or its paying agent, as the case may be, does not have actual knowledge or reason to know that the payee is a nonexempt person.
     Under the U.S. Treasury Regulations, payments on the sale or other disposition or our common stock effected through a foreign office of a broker to its customer generally are not subject to information reporting or backup withholding. However, if the broker is a U.S. person, a controlled foreign corporation for U.S. federal income tax purposes, a foreign person 50 percent or more of whose gross income is effectively connected with a U.S. trade or business for a specified 3-year period, a foreign partnership with significant U.S. ownership or, if at any time during its taxable year, the foreign partnership is engaged in a U.S. trade or business, or a U.S. branch of a foreign bank or insurance company, then information reporting will be required, unless the broker has in its records documentary evidence that the beneficial owner of the payment is not a U.S. person or is otherwise entitled to an exemption, and the broker has no actual knowledge that the beneficial owner is not entitled to an exemption. Backup withholding may apply if the sale is subject to information reporting and the broker has actual knowledge that the beneficial owner is a U.S. person.
     The information reporting and backup withholding rules will apply to payments effected at a U.S. office of any U.S. or foreign broker, unless the broker has in its records documentary evidence that the beneficial owner of the payment is not a U.S. person or is otherwise entitled to an exemption, and the broker has no actual knowledge that the beneficial owner is not entitled to an exemption.
     Non-U.S. Holders should consult their own tax advisors regarding the application of withholding and backup withholding in their particular circumstances and the availability of and procedure for obtaining an exemption from withholding, information reporting and backup withholding under the current U.S. Treasury Regulations. Backup withholding does not represent an additional income tax. Any amounts withheld from a payment to a holder under the backup withholding rules will be allowed as a credit against the Non-U.S. Holder’s U.S. federal income tax liability and may entitle the holder to a refund, provided that the required information or returns are timely furnished by such holder to the IRS.

     The preceding discussion of certain U.S. federal income tax consequences is for general information only and is not tax advice. Accordingly, each investor should consult its own tax advisor as to particular tax consequences to it of purchasing, holding and disposing of common stock, including the applicability and effect of any state, local or foreign tax laws, and of any proposed changes in applicable laws.

LEGAL MATTERS
     The validity of the securities offered hereby from time to time under this prospectus will be passed upon for us by Fulbright & Jaworski L.L.P., New York, New York.
EXPERTS
     The consolidated financial statements of Vion Pharmaceuticals, Inc. as of December 31, 2007 and 2006 and for each of the three years in the period ended December 31, 2007 and for the period from May 1, 1994 (inception) to December 31, 2007 appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.
WHERE YOU CAN FIND MORE INFORMATION
     We have filed with the Securities and Exchange Commission, a Registration Statement on Form S-1 under the Securities Act with respect to the securities offered in this prospectus. This prospectus does not contain all the information set forth in the Registration Statement or the exhibits to the Registration Statement. For further information relating to us, we refer you to the Registration Statement and its exhibits.
     Statements in this prospectus regarding the terms of any contract or document are not necessarily complete and in each instance, if the contract or document is filed as an exhibit to the Registration Statement, we refer you to the copy of the contract or other document filed as an exhibit. Each statement is qualified in all respects by the relevant reference.
     We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. We furnish our shareholders with annual reports containing financial statements certified by an independent public accounting firm. All of these filings are available to the public over the Internet at the Securities and Exchange Commission’s website at http://www.sec.gov. You may read and copy any filed document at the Securities and Exchange Commission’s public reference room in Washington, D.C. at 100 F Street, N.E., Judiciary Plaza, Washington, D.C. 20549. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the operation of the public reference room.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Page
Number
Audited Consolidated Financial Statements
Report of Independent Registered Public Accounting Firm	F-2
Consolidated Balance Sheets as of December 31, 2007 and 2006	F-3
Consolidated Statements of Operations for the years ended December 31, 2007, 2006, 2005 and for the period from May 1, 1994 (Inception) through December 31, 2007	F-4
Consolidated Statements of Cash Flows for the years ended December 31, 2007, 2006, 2005 and for the period from May 1, 1994 (Inception) through December 31, 2007	F-5
Consolidated Statements of Changes in Shareholders’ Equity for the years ended December 31, 2007, 2006, 2005 and for the period from May 1, 1994 (Inception) through December 31, 2007	F-7
Notes to Consolidated Financial Statements	F-10

Page
Number
Unaudited Condensed Consolidated Financial Statements
Unaudited Condensed Consolidated Balance Sheets as of September 30, 2008 and December 31, 2007	F-22
Unaudited Condensed Consolidated Statements of Operations for the three months and nine months ended September 30, 2008 and 2007 and for the period from May 1, 1994 (Inception) through September 30, 2008
F-23
Unaudited Condensed Consolidated Statement of Changes in Shareholders’ (Deficit) Equity for the nine months ended September 30, 2008	F-24
Unaudited Condensed Consolidated Statements of Cash Flows for the nine months ended September 30, 2008 and 2007 and for the period from May 1, 1994 (Inception) through September 30, 2008	F-25
Notes to Unaudited Condensed Consolidated Financial Statements	F-26

Report of Independent Registered Public Accounting Firm
The Board of Directors and Shareholders of Vion Pharmaceuticals, Inc.
We have audited the accompanying consolidated balance sheets of Vion Pharmaceuticals, Inc. and subsidiaries as of December 31, 2007 and 2006, and the related consolidated statements of operations, cash flows, and shareholders’ equity for each of the three years in the period ended December 31, 2007 and for the period from May 1, 1994 (inception) to December 31, 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Vion Pharmaceuticals, Inc. and subsidiaries at December 31, 2007 and 2006, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2007 and the period from May 1, 1994 (inception) to December 31, 2007, in conformity with U.S. generally accepted accounting principles.
As discussed in Note 2 to the consolidated financial statements, in 2006 the Company adopted Statement of Financial Accounting Standards No. 123(R) (revised 2004), “Share-Based Payment.”
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Vion Pharmaceuticals, Inc.’s internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 13, 2008 expressed an unqualified opinion thereon.
/s/ Ernst & Young LLP
Hartford, Connecticut
March 13, 2008

Vion Pharmaceuticals, Inc.
(A Development Stage Company)
Consolidated Balance Sheets

	December 31,
(In thousands, except share and per share data)	2007	2006
ASSETS
Current assets:
Cash and cash equivalents	$61,067	$30,914
Available-for-sale securities	31	100
Accounts receivable	75	9
Prepaid expenses	263	203
Deferred issuance costs	250	—

Total current assets	61,686	31,226
Deferred issuance costs, net of current portion	780	—
Property and equipment, net	704	605
Security deposits	25	25

Total assets	$63,195	$31,856

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities:
Accrued expenses	$3,716	$4,263
Accounts payable	1,116	1,057
Accrued payroll and payroll-related expenses	814	740
Interest payable	1,744	—
Deferred revenue	18	18

Total current liabilities	7,408	6,078
Deferred revenue, net of current portion	305	324
Convertible senior notes	54,275	—

Total liabilities	61,988	6,402

Shareholders’ equity:
Preferred stock, $0.01 par value, authorized: 5,000,000 shares; issued and outstanding: none	—	—
Common stock, $0.01 par value, authorized: 30,000,000 shares; issued and outstanding: 7,551,676 and 7,136,650 shares at December 31, 2007 and 2006, respectively	76	71
Additional paid-in capital	210,246	200,436
Accumulated other comprehensive income	31	100
Deficit accumulated during the development stage	(209,146)	(175,153)

Total shareholders’ equity	1,207	25,454

Total liabilities and shareholders’ equity	$63,195	$31,856

See Notes to Consolidated Financial Statements

Vion Pharmaceuticals, Inc.
(A Development Stage Company)
Consolidated Statements of Operations

				For the Period
				from May 1, 1994
				(Inception)
	For the Year Ended			through
	December 31,			December 31,
(In thousands, except share and per share data)	2007	2006	2005	2007
Revenues:
Technology license fees	$66	$22	$22	$4,597
Research and laboratory support fees	—	—	1	5,932
Contract research grants	—	—	—	2,501

Total revenues	66	22	23	$13,030

Operating expenses:
Clinical trials	13,627	13,070	9,996	73,205
Other research and development	10,571	8,414	6,609	92,600

Total research and development	24,198	21,484	16,605	165,805
Marketing, general and administrative	8,429	5,787	3,239	45,164

Total operating expenses	32,627	27,271	19,844	210,969

Loss from operations	(32,561)	(27,249)	(19,821)	(197,939)

Interest income	3,390	1,994	1,828	12,632
Interest expense	(5,135)	—	(4)	(5,349)
Other expense, net	(30)	(50)	(4)	(202)

Loss before income taxes	(34,336)	(25,305)	(18,001)	(190,858)
Income tax (benefit) provision	(343)	42	40	(456)

Net loss	(33,993)	(25,347)	(18,041)	(190,402)
Preferred stock dividends and accretion	—	—	—	(18,489)

Loss applicable to common shareholders	$(33,993)	$(25,347)	$(18,041)	$(208,891)

Basic and diluted loss applicable to common shareholders per share	$(5.05)	$(3.83)	$(2.77)

Weighted-average number of shares of common stock outstanding	6,737,166	6,619,619	6,516,117

See Notes to Consolidated Financial Statements

Vion Pharmaceuticals, Inc.
(A Development Stage Company)
Consolidated Statements of Cash Flows

				For the Period
				From May 1, 1994
				(Inception)
	For the Year Ended			through
	December 31,			December 31,
(In thousands)	2007	2006	2005	2007
Cash flows from operating activities:
Net loss	$(33,993)	$(25,347)	$(18,041)	$(190,402)
Adjustments to reconcile net loss to net cash used in operating activities—
Stock-based compensation	4,496	1,947	26	7,537
Stock issued in payment of interest	2,260	—	—	2,260
Amortization of convertible senior notes issuance costs, original issue discount and assigned warrant value	1,130	—	—	1,130
Depreciation and amortization	297	212	226	3,563
Loss on equipment disposals	—	—	—	12
Purchased research and development	—	—	—	4,481
Stock issued for services	—	—	—	600
Amortization of financing costs	—	—	—	346
Extension/reissuance of placement agent warrants	—	—	—	168
Changes in operating assets and liabilities —
Receivables and prepaid expenses	(126)	14	149	(337)
Other assets	—	—	—	(22)
Current liabilities	1,330	1,340	(1,331)	7,355
Deferred revenue	(19)	(18)	(18)	323

Net cash used in operating activities	(24,625)	(21,852)	(18,989)	(162,986)

Cash flows from investing activities:
Acquisition of equipment	(396)	(111)	(417)	(3,335)
Purchases of marketable securities	—	—	—	(321,052)
Maturities of marketable securities	—	—	—	321,052

Net cash used in investing activities	(396)	(111)	(417)	(3,335)

Cash flows from financing activities:
Net proceeds from placement of notes and warrants	55,151	—	—	55,151
Net proceeds from issuance of common stock	23	115	30,439	112,369
Net proceeds from initial public offering	—	—	—	9,696
Net proceeds from issuance of preferred stock	—	—	—	20,716
Net proceeds from exercise of warrants	—	—	—	30,669
Repayment of equipment capital leases	—	—	—	(927)
See Notes to Consolidated Financial Statements

				For the Period
				From May 1, 1994
				(Inception)
	For the Year Ended			through
	December 31,			December 31,
(In thousands)	2007	2006	2005	2007
Other financing activities, net	—	—	—	(286)

Net cash provided by financing activities	55,174	115	30,439	227,388

Change in cash and cash equivalents	30,153	(21,848)	11,033	61,067
Cash and cash equivalents, beginning of period	30,914	52,762	41,729	—

Cash and cash equivalents, end of period	$61,067	$30,914	$52,762	$61,067

Supplemental disclosure of cash flow information:

Cash paid for interest	$2	$—	$4	$216

Cash paid for taxes	$13	$69	$43	$149

See Notes to Consolidated Financial Statements

Vion Pharmaceuticals, Inc.
(A Development Stage Company)
Consolidated Statement of Changes in Shareholders’ Equity
For the Three Years Ended December 31, 2007

					Accumulated
			Additional		Other		Total
	Common Stock		Paid-in	Deferred	Comprehensive	Accumulated	Shareholders’
(In thousands, except share data)	Shares	Amount	Capital	Compensation	Income (Loss)	Deficit	Equity
BALANCE AT DECEMBER 31, 2004	5,586,031	$56	$167,924	$—	$—	$(131,765)	$36,215
Direct offering — January 2005	1,000,000	10	30,184				30,194
Restricted stock awards	7,761	—	159	(159)			—
Amortization of deferred compensation				26			26
Exercise of stock options	21,780	—	204				204
Issuances under employee benefit plan	2,217	—	41				41
Net loss and comprehensive loss						(18,041)	(18,041)

BALANCE AT DECEMBER 31, 2005	6,617,789	$66	$198,512	$(133)	$—	$(149,806)	$48,639
Stock-based compensation expense			1,947				1,947
Restricted stock awards, net	502,454	5	(5)				—
Reversal of deferred compensation			(133)	133			—
Exercise of stock options	12,527	—	69				69
Issuances under employee benefit plan	3,880		46				46
Change in net unrealized gains and losses					100		100
Net loss						(25,347)	(25,347)

Comprehensive loss							(25,247)

BALANCE AT DECEMBER 31, 2006	7,136,650	$71	$200,436	$—	$100	$(175,153)	$25,454
Stock-based compensation expense			4,496				4,496
Restricted stock awards	157,713	2	(2)				—
Issuances under employee benefit plan	3,393	—	23				23
Issuance of warrants — February 2007			3,036				3,036
Issuance for interest payment	253,920	3	2,257				2,260
Change in net unrealized gains and losses					(69)		(69)
Net loss						(33,993)	(33,993)

Comprehensive loss							(34,062)

BALANCE AT DECEMBER 31, 2007	7,551,676	$76	$210,246	$—	$31	$(209,146)	$1,207

See Notes to Consolidated Financial Statements

Vion Pharmaceuticals, Inc.
(A Development Stage Company)
Consolidated Statement of Changes in Shareholders’ Equity
From the Period from May 1, 1994 (Inception) through December 31, 2004

	Class A		Class B
	Convertible		Convertible					Additional			Total
	Preferred Stock		Preferred Stock		Common Stock		Treasury	Paid-in	Deferred	Accumulated	Shareholders’
(In thousands, except share data)	Shares	Amount	Shares	Amount	Shares	Amount	Stock	Capital	Compensation	Deficit	Equity
Issuance of common stock — July and August 1994					285,255	$3		$26		($21)	$8
Reverse acquisition of MelaRx Pharmaceuticals, Inc. — April 1995					200,000	2		4,318			4,320
Shares repurchased pursuant to employment agreements— 1995					(27,486)	—		(3)		2	(1)
Private placement of common stock — April 1995					7,635	—		205			205
Warrants issued with bridge notes — April 1995								200			200
Initial public offering of Unit Purchase Options — August and September 1995					287,500	3		9,693			9,696
Public offering of common stock — August 2001					250,000	3		11,408			11,411
Private placement — June 2003					384,615	4		4,470			4,474
Private placement — September 2003					647,500	6		10,399			10,405
Private placement — February 2004					1,355,385	14		32,913			32,927
Class A convertible preferred stock—
Issuance— 1996	1,250,000	13						22,890		(11,371)	11,532
Dividend— 1996	21,998	—						256		(256)	—
Dividend— 1997	47,592	—						623		(623)	—
Dividend— 1998	34,005	—						329		(329)	—
Dividend— 1999	26,150	—						385		(385)	—
Dividend— 2000	5,279	—						248		(248)	—
Conversion— 1996	(164,970)	(1)			45,825	—		1			—
Conversion— 1997	(396,988)	(4)			110,275	1		3			—
Conversion— 1998	(174,981)	(2)			48,606	—		2			—
Conversion— 1999	(144,612)	(1)			40,171	—		1			—
Conversion— 2000	(502,928)	(5)			139,704	1		4			—
Redemption— 2000	(545)	—						(5)			(5)
Issuances of common stock—
1995					125	—		1			1
1996					2,942	—		104			104
1997					59,834	1		3,469			3,470
1999					342,574	3		14,986			14,989
Issuances under employee benefit plan—
2001					1,019	—		62			62
2002					2,510	—		38			38
2003					4,118	—		14			14
2004					669	—		9			9
See Notes to Consolidated Financial Statements

Vion Pharmaceuticals, Inc.
(A Development Stage Company)
Consolidated Statement of Changes in Shareholders’ Equity
From the Period from May 1, 1994 (Inception) through December 31, 2004 (continued)

	Class A		Class B
	Convertible		Convertible					Additional			Total
	Preferred Stock		Preferred Stock		Common Stock		Treasury	Paid-in	Deferred	Accumulated	Shareholders’
(In thousands, except share data)	Shares	Amount	Shares	Amount	Shares	Amount	Stock	Capital	Compensation	Deficit	Equity
Class B convertible preferred stock—
Issuance— 1997			4,850	$—				$4,852		$(370)	$4,482
Conversion— 1997			(258)	—	6,464	$—		—			—
Conversion— 1998			(4,592)	—	120,518	1		(1)			—
Accretion of dividends payable— 1997 and 1998								425		(425)	—
Premium on conversion dividend— 1998					58,590	1		2,049		(2,049)	1
Series 1998 convertible preferred stock—
Discount— 1998								1,597		(1,597)	—
Accretion— 1998										(151)	(151)
Accretion— 1999										(325)	(325)
Accretion— 2000										(358)	(358)
Conversion— 2000					150,702	2		5,536			5,538
Extension/reissuance of underwriter warrants—1997								168			168
Exercise of warrants—
1997					24	—		—			—
1998					1,627	—		11			11
1999					2,630	—					—
2000					437,106	4		23,310			23,314
2001					401	—		14			14
2004					298,757	3		7,338			7,341
Issuance in exchange for cancellation of warrants—
1998					179,295	2		(45)			(43)
1999					10	—					—
Exercise of stock options—
1997					5,000	—		20			20
1998					3,275	—		120			120
1999					47,089	1	(196)	654		(40)	419
2000					65,041	1		2,874			2,875
2001					19,153	—		779			779
2002					1,039	—		32			32
2003					555	—		3			3
2004					3,545	—		71			71
Retirement of treasury stock					(3,566)	—	196			(196)	—
Stock-based compensation expense								1,068	$(190)		878
Amortization of deferred compensation									190		190
Net loss and comprehensive loss										(113,023)	(113,023)

BALANCE AT DECEMBER 31, 2004	—	$—	—	$—	5,586,031	$56	$—	$167,924	$—	$(131,765)	$36,215

See Notes to Consolidated Financial Statements

Vion Pharmaceuticals, Inc.
(A Development Stage Company)
Notes to Consolidated Financial Statements
1. The Company
Vion Pharmaceuticals, Inc. (the “Company”) is a development-stage company engaged in the development of therapeutics for the treatment of cancer. The Company was incorporated in March 1992 as a Delaware corporation and began operations on May 1, 1994. In April 1995, the Company merged into OncoRx Research Corp., a wholly-owned subsidiary of MelaRx Pharmaceuticals Inc. (“MelaRx”), and the Company’s name was changed to OncoRx, Inc. As the shareholders of the Company obtained a majority interest in the merged company, for accounting purposes the Company was treated as the acquirer. Therefore, the transaction was recorded as a purchase in the Company’s financial statements, which include the results of operations of the Company from inception and MelaRx from the date of acquisition.
In August 1995, the Company completed an initial public offering (“IPO”). In April 1996, the Company’s name was changed to Vion Pharmaceuticals, Inc.
The Company has established wholly-owned subsidiaries in the United Kingdom and Australia to act as the Company’s legal representatives for clinical trials sponsored by the Company in the European Union and Australia, respectively.
From inception (May 1, 1994) through December 31, 2007, the Company has raised net proceeds of $227.4 million through its financing activities which have included issuance of convertible senior notes, common stock, preferred stock and warrants.
2. Summary of Significant Accounting Policies
Principals of Consolidation
The consolidated financial statements of the Company include the accounts of Vion Pharmaceuticals, Inc. and its subsidiaries after elimination of intercompany accounts and transactions.
Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and notes thereto. Actual results may differ materially from those estimates.
Cash Equivalents
Cash equivalents include investments with maturities of three months or less when purchased. Cash equivalents are carried at cost which approximated market value.
Fair Value of Financial Instruments
The estimated fair value of amounts reported in the consolidated financial statements has been determined by using available market information and appropriate valuation methodologies. Carrying values for all financial instruments included in current assets and current liabilities approximate fair value, because of their short-term nature.
Available-for-Sale Securities
Available-for-sale securities consist of equity securities and are carried at fair value. Unrealized holding gains and losses, net of the related income taxes, are reported as a separate component of shareholders’ equity until realized. As of December 31, 2007 and 2006, the Company’s available-for-sale securities had a cost of $0 and gross unrealized holding (losses) gains of approximately ($69,000) and $100,000 for the years ending December 31, 2007 and 2006, respectively. There have been no realized investment gains or losses incurred through December 31, 2007.
Property and Equipment
Property and equipment are stated at cost. Depreciation of equipment is computed under the straight-line method over the estimated useful lives of the assets ranging from three to seven years. Leasehold improvements are carried at cost and amortized on a straight-line basis over the shorter of the lease term or the estimated useful lives of the assets.
The following is a summary of property and equipment as of December 31 (in thousands):

	2007	2006
Office and computer equipment	$936	$728
Furniture and fixtures	286	210
Laboratory equipment	2,201	2,190
Leasehold improvements	464	403

	3,887	3,531
Accumulated depreciation and amortization	(3,183)	(2,926)

Property and equipment, net	$704	$605

Depreciation expense was approximately $297,000, $212,000 and $226,000 for the years ended December 31, 2007, 2006 and 2005, respectively, and $3.6 million for the period from May 1, 1994 (inception) through December 31, 2007.
Income Taxes
Deferred income taxes are provided for the future tax consequences of temporary differences between the income tax and the financial reporting bases of assets and liabilities, and for net operating loss and tax credit carryforwards. A valuation allowance is provided to reduce deferred income tax assets to an estimated realizable value.
Revenue Recognition
Technology License Fees. The Company has recognized revenues from fees, including non-refundable upfront fees, under license agreements (see Note 3) totaling $66,000, $22,000, $22,000 and $4.6 million for the years ended December 31, 2007, 2006 and 2005, and for the period from May 1, 1994 (inception) through December 31, 2007, respectively. Non-refundable upfront fees are recognized as revenue ratably over the performance period.
Research and Laboratory Support Fees. The Company has recognized revenue of $5.9 million for the period from May 1, 1994 (inception) through December 31, 2007 from research and laboratory support as the services were performed. Since 2005, the Company has not received any research and laboratory support fees.
Contract Research Grants. The Company has received grants for various research projects that provided reimbursement of certain project costs. Revenues from grants of $2.5 million have been recognized as the costs were incurred for the period from May 1, 1994 (inception) to December 31, 2007, respectively. Since 2004, the Company has not received any contract research grants.
Research and Development Expenses
The Company records research and development expenses as incurred. The Company discloses clinical trials expenses and other research and development expenses as separate components of research and development expense in its consolidated statements of operations to provide more meaningful information to investors. The classification of expenses into these components of research and development expense are based, in part, on estimates of certain costs when incurred. The effect of any change in the clinical trials expenses and other research and development expenses would be reflected in the period such determination was made.
Stock-Based Compensation
Since January 1, 2006, the Company has recognized stock-based compensation expense in accordance with Statement of Financial Accounting Standards No. 123 (revised 2004), Share-Based Payment (“SFAS 123R”) that requires the recognition of expense related to the fair value of stock-based compensation in the Company’s consolidated financial statements. Prior to January 1, 2006, the Company accounted for stock-based compensation arrangements in accordance with the provisions of Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (“APB 25”), and provided pro forma disclosures required by Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation (“SFAS 123”), as amended by Statement of Financial Accounting Standards No. 148, Accounting for Stock-Based Compensation — Transition and Disclosure (“SFAS 148”). Under APB 25, no stock-based employee compensation cost was reflected in reported net loss when options granted to employees had an exercise price at least equal to the market value of the underlying common stock at the date of grant.
The Company adopted SFAS 123R using the modified prospective method and as such the consolidated financial statements for periods prior to January 1, 2006 have not been restated to reflect, and do not include, the impact of SFAS 123R.

For additional disclosures regarding stock-based compensation, see Note 7.
Other Expense
Other expense of $30,000, $50,000, $4,000 and $202,000 for the years ended December 31, 2007, 2006 and 2005, and for the period from May 1, 1994 (inception) through December 31, 2007, respectively, represents foreign currency transaction losses related to contracts that are denominated in a foreign currency with a vendor outside the U.S.
Per Share Data
The following table sets forth the computation of basic and diluted loss per share (in thousands, except per share data):

	2007	2006	2005
Net loss	$(33,993)	$(25,347)	$(18,041)
Weighted-average number of shares of common stock outstanding	6,737	6,620	6,516

Basic and diluted loss per share	$(5.05)	$(3.83)	$(2.77)

As the Company has generated net loss in the periods presented, there is no dilutive per share calculation and therefore options outstanding, warrants outstanding and unvested restricted shares of common stock have been excluded from the per share computations presented. For additional disclosures regarding warrants, see Note 6. For additional disclosures regarding stock options and restricted stock, see Note 7.
Comprehensive Loss
Comprehensive loss is comprised of net loss and other comprehensive income (“OCI”). OCI includes certain changes in stockholders’ equity that are excluded from net loss. Specifically, the Company includes in OCI any unrealized gains and losses on its available-for-sale securities. Comprehensive loss for the years ended December 31, 2007, 2006 and 2005 has been reflected in the consolidated statements of changes in shareholders’ equity.
Recently Issued Accounting Standards
In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements (“SFAS 157”) which is effective for financial statements issued for fiscal years beginning after November 15, 2007. SFAS 157 provides a common fair value hierarchy for companies to follow in determining fair value measurements in the preparation of financial statements and expands disclosure requirements relating to how such fair value measurements were developed. SFAS 157 clarifies the principle that fair value should be based on the assumptions that the marketplace would use when pricing an asset or liability, rather than company specific data. The Company does not expect the adoption of SFAS 157 to have a material impact on its results of operations, financial position and cash flows.
In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities — Including an amendment of FASB Statement No. 115 (“SFAS 159”). SFAS 159 permits entities to choose to measure many financial instruments and certain other items at fair value. SFAS 159 is effective for fiscal years beginning after November 15, 2007. The Company does not expect the adoption of SFAS 159 to have a material impact on its results of operations, financial position and cash flows.
In June 2007, the Emerging Issues Task Force (“EITF”) reached a consensus on EITF Issue No. 07-3, Accounting for Nonrefundable Advance Payments for Goods or Services Received to Be Used in Future Research and Development Activities (“EITF No. 07-3”). The consensus reached on EITF No. 07-3, which was ratified by the FASB on June 27, 2007, requires companies that are involved in research and development activities to defer nonrefundable advance payments for future research and development activities, and to recognize those payments as goods and services are delivered. The Company will be required to assess on an ongoing basis whether or not the goods or services will be delivered, and to expense the nonrefundable advance payments immediately if it determines that delivery is unlikely. EITF No. 07-3 is effective for fiscal years beginning after November 15, 2007. The Company does not expect the adoption of EITF No. 07-3 to have a material impact on its results of operations, financial position and cash flows.
Other pronouncements issued by the FASB or other authoritative accounting standards groups with future effective dates are either not applicable or not significant to the consolidated financial statements of the Company.

3. License Agreements
License Agreements with Yale University
The Company licenses various compounds from Yale University (“Yale”), including Cloretazine® (VNP40101M) and Triapine®, which were developed by the laboratory of Dr. Sartorelli, one of the Company’s directors, through research funded in part by the Company. The license agreements with Yale grant the Company exclusive licenses to make, use, sell and practice the inventions covered by various patents and patent applications relating to its primary product candidates as described below. Each license agreement requires the Company to pay royalties and, in some cases, milestone payments to Yale. The licenses may be terminated by Yale in the event of default by the Company with respect to certain financial or other obligations, subject to certain cure periods. Under the license agreements, the Company is also required to defend and indemnify Yale for any damages arising out of use or sale of licensed products by the Company or its sublicensees.
Subsequent to entering into a license agreement with Yale in August 1994, described below, which covers Cloretazine® (VNP40101M) and other compounds, the Company has paid approximately $10.7 million through December 31, 2007 to fund certain research at Yale. The Company has agreed to pay an additional $50,000 to support research activities during the first quarter of 2008.
License Agreement with Yale University — September 1990. Under this agreement, the Company has an exclusive license to a synthetic form of melanin named MELASYN®. The term of the license is dictated by the expiration of any patents relating to any inventions or, with respect to non-patented inventions or research, 24 years from 1990 (i.e. through 2014). Under the terms of the amended license agreement, the Company pays a license fee to Yale based on a percentage of net sales and sublicensing revenues. Through December 31, 2007, the Company has paid or accrued royalties to Yale of $83,000 under this agreement.
The Company has entered into non-exclusive sublicense agreements for MELASYN® with Johnson and Johnson Consumer Companies, Inc. and another sublicensee. The terms of these agreements do not include any upfront or milestone payments. If products including the Company’s technology are developed, the Company will receive a royalty based on a percentage of sales in countries where it has issued patents.
License Agreement with Yale University — August 1994. Under this agreement, the Company has a non-transferable worldwide exclusive license to make, have made, use, sell and practice inventions under certain patents and patent applications for therapeutic and diagnostic purposes. The patents and patent applications under this amended license cover Cloretazine® (VNP40101M) and other sulfonylhydrazine compounds, Triapine® and ß-L-Fd4C (elvucitabine). The term of the license is dictated by the expiration of any patents relating to any inventions or, with respect to non-patented inventions or research, 17 years from 1994 (i.e. through 2011).
Pursuant to the original agreement in 1994, the Company issued to Yale 15,930 shares of the Company’s common stock and made a payment of $50,000. Pursuant to an amendment to this agreement in 1997, certain amounts payable by the Company under the original agreement were reduced in exchange for 10,000 additional shares of its common stock issued to Yale valued at $600,000. Under the terms of the amended license agreement, the Company pays a license fee to Yale based on a percentage of net sales and sublicensing revenues and, with regard to several patents, potential milestones totaling $850,000 based on the status of clinical trials and/or regulatory approvals. Through December 31, 2007, the Company has paid royalties to Yale of $107,000 under this agreement.
The Company has granted a sublicense for ß-L-Fd4C (elvucitabine) to a sublicensee. Under the terms of the sublicense agreement, the Company received common stock reflected as available-for-sale securities in its consolidated balance sheet and will receive milestone payments and royalties based on product revenue, when and if a product including the licensed technology is developed and commercialized. The Company has also granted a sublicense to Beijing Pason Pharmaceuticals, Inc. (“Pason”) granting them the exclusive rights to develop, manufacture and market Triapine® in the People’s Republic of China, Taiwan, Hong Kong and Macao (the “Territory”). Under the terms of the sublicense agreement, the Company received an upfront payment of $500,000 and is entitled to receive potential milestone payments of $4.75 million and potential license fees based on a percentage of Triapine® revenues in the Pason Territory. In accordance with the SEC’s Staff Accounting Bulletin No. 104, Revenue Recognition, the Company is recognizing revenue of approximately $400,000, which represents the initial payment received from Pason net of royalties paid to Yale, over the life of the agreement. The Company recognized revenue related to this agreement of approximately $18,000 for each of the years ended December 31, 2007, 2006 and 2005, and $76,000 for the period from May 1, 1994 (inception) through December 31, 2007, respectively.
License Agreements with Yale University — December 1995. Under this agreement, the Company entered into a license agreement with Yale pursuant to which the Company received a non-transferable worldwide exclusive license, expiring over the lives of the patents, to three inventions relating to gene therapy for melanoma. Technology licensed by the Company under this agreement relates to TAPET®. Pursuant to the original license agreement, the Company paid Yale a $100,000 fee. In June 1997, pursuant to an amendment to this license agreement, Yale agreed to reduce certain royalties payable on sublicense income and make certain other amendments to the license in exchange for 5,000 shares of the Company’s common stock issued to Yale. The Company has another license agreement with Yale pursuant to which the Company has a non-transferable worldwide exclusive license, expiring over the lives of the patents, to an invention relating to whitening skin. Under these licensing agreements, Yale is entitled to potential milestone payments totaling $1,000,000 based on the status of clinical trials and regulatory approvals. In addition, Yale is entitled to royalties on sales, if any, of resulting products and sublicense revenues. Through December 31, 2007, no amounts have been paid or are due under these amended license agreements.
Other License Agreement
License Agreement with Austrian Inventors and Austria Wirtschaftsservice Gesellschaft m.b.H. — June 2005. Under this agreement, the Company has an exclusive license for hydrazones with a group of inventors from the Institute of Pharmacy and the Institute of Medical Chemistry and Biochemistry at the University of Innsbruck, and Austria Wirtschaftsservice Gesellschaft m.b.H. The Company has recorded as research and development expense a payment of $25,000 in 2003 for the license option and an additional payment of $37,500 in 2005 to enter into the license. Under this license agreement, the licensors are entitled to potential milestone payments totaling $775,000 based on the progress of product development and pay royalties based on product revenues. Through December 31, 2007, no amounts have been paid or are due under this license agreement.
4. Accrued Expenses
The following is a summary of accrued expenses as of December 31 (in thousands):

	2007	2006
Clinical trials	$2,827	$3,633
Professional fees	221	247
Gift to Yale	50	50
Other	618	333

Total Accrued Expenses	$3,716	$4,263

5. Convertible Senior Notes and Warrants
In February 2007, the Company completed a private placement of $60 million aggregate principal amount of 7.75% convertible senior notes due February 15, 2012 (the “Notes”) and warrants to purchase up to an additional 780,000 shares of its common stock. The Company is required to pay interest on the Notes semi-annually on February 15 and August 15. The Company may pay interest at its option in cash or registered shares of its common stock, subject to certain limitations.
The Notes are convertible into shares of the Company’s common stock at the option of the note holders prior to the close of business on February 15, 2012, at a current conversion rate of 52.0833 shares of common stock per $1,000 principal amount of Notes, which is equivalent to a conversion price of approximately $19.20 per share. The conversion price is subject to adjustment under certain circumstances. If the Notes are called for redemption, the note holders will be entitled to convert the Notes at any time before the close of business on the date immediately preceding the date fixed for redemption. On or after February 15, 2010, the Company has the right to redeem some or all of the Notes for cash at a redemption price equal to 100% of the principal amount, plus accrued and unpaid interest to, but not including, the redemption date. Upon certain fundamental changes, holders of Notes will have the right, subject to various conditions and restrictions, to require the Company to repurchase their Notes, in whole or in part, at 100% of the principal amount, plus accrued and unpaid interest up to, but not including, the repurchase date.
The warrants are exercisable into shares of the Company’s common stock at the option of the warrant holders prior to the close of business on February 15, 2010, at a current exercise price of $20.00 per share. Upon 30 days written notice, the Company may redeem the warrants, in whole or in part, at a price of $0.01 per warrant; provided that, the last sales price of the Company’s common stock equals or exceeds 150% of the exercise price per share of the warrants then in effect for any 20 trading days within a 30-consecutive trading day period ending three days before the Company sends the notice of redemption; and provided further that, at all times during such 30-consecutive trading day period there is an effective registration statement relating to the resale of all of the shares of common stock issuable to warrant holders upon exercise of the warrants.

A shelf registration statement covering the resale of the shares of common stock underlying the Notes and warrants by the investors and the issuance of shares of common stock to pay interest and make-whole amounts on such Notes was declared effective by the SEC on August 3, 2007.
The Company received net proceeds after debt discount and issuance costs of approximately $55.2 million from the sale of the Notes and warrants. The Notes were recorded in the consolidated financial statements at an initial carrying value of approximately $53.4 million, which represented the principal amount of the Notes of $60 million less the original issue discount (“OID”) of $3.6 million given to the initial purchaser of the Notes and the proceeds of approximately $3.0 million allocated to the warrants based on their relative fair value. Deferred issuance costs of approximately $1.2 million were also recorded in the consolidated financial statements. The deferred issuance costs, OID and assigned warrant value are being amortized as a component of interest expense using the effective interest method over the five-year term of the Notes. For the year ended December 31, 2007, the Company incurred interest expense of $5.1 million, which included amortization expense of $1.1 million related to the costs and discounts incurred in connection with the issuance of the Notes and warrants. The Company issued 253,920 shares of its common stock in payment of interest on August 15, 2007.
6. Shareholders’ Equity
Preferred and Common Stock
On February 20, 2008, the Company effected a one-for-ten reverse split of all outstanding shares of its common stock and a corresponding decrease in the number of shares of authorized common stock. All share and per share amounts included in the accompanying consolidated financial statements and footnotes have been restated for all periods presented to reflect the reverse stock split. Stockholders’ equity as of December 31, 2007 and 2006 reflects the reverse stock split by reclassifying from “Common Stock” to “Additional Paid-In Capital” an amount equal to the change in par value for the decrease in the number of shares of outstanding common stock resulting from the reverse stock split.
As of December 31, 2007, the Company had 5,000,000 authorized shares of preferred stock, of which none were issued and outstanding, and 30,000,000 shares of authorized shares of common stock, of which 7,551,676 were issued and outstanding.
The Company has reserved an aggregate of 3,124,998 shares of common stock for possible future issuance upon the conversion of its outstanding convertible notes (see Note 5), 1,699,897 shares of common stock upon the exercise of outstanding warrants (see below), 806,413 shares of common stock for future grants of stock awards and upon exercise of stock options granted under its equity incentive plans, and 30,424 shares of common stock for issuance under its employee stock purchase plan (see Note 7).
Warrants
A summary of the outstanding warrants to purchase shares of the Company’s common stock as of December 31, 2007 is as follows:

	Number of Shares
	of Common Stock
	to be Issued upon	Exercise Price
	Exercise of	Per Share of
	Outstanding	Outstanding	Expiration
Warrants issued in connection with a	Warrants	Warrants	Date
Private equity placement — June 2003	119,234	$22.00	6/23/2008
Private equity placement — September 2003	443,931	$25.00	9/19/2008
Private equity placement — February 2004	356,730	$32.50	2/11/2009
Private debt placement — February 2007	780,000	$20.00	2/15/2010

Total	1,699,895

Registered Direct Offering of Common Stock — January 2005
In January 2005, the Company received net proceeds of $30.2 million from a registered direct offering of 1,000,000 shares of its common stock at $32.50 per share.
7. Stock-Based Compensation
The Company incurs stock-based compensation costs in connection with the following equity compensation plans:

2005 Stock Incentive Plan. The amended plan provides for the issuance of up to 1,054,956 shares of common stock for a range of awards. As of December 31, 2007, there were 387,028 shares of common stock available for award. To date, the Company has made awards of restricted stock only under the plan. The Company generally issues new shares for awards of restricted shares. No award may be made under the plan after October 25, 2015. Awards vest according to time-based and performance-based criteria. Awards which are not vested expire immediately upon termination of service.
Employee Stock Purchase Plan. A total of 45,000 shares of common stock are authorized for issuance under the plan of which 14,575 shares have been issued through December 31, 2007.
Stock Option Plans. As of December 31, 2007, the Company had stock options outstanding to purchase 419,384 shares of common stock under its following stock option plans: (i) the 2003 Stock Option Plan; (ii) the Amended and Restated 1993 Stock Option Plan; and (iii) the Senior Executive Stock Option Plan. There are no additional shares available for award under these plans. The last stock option award was made in October 2005. The options outstanding will continue to vest through October 2009 in annual installments on the first, second, third and fourth anniversary of the date of grant, or earlier upon a Change of Control as defined in the plans. Incentive options expire the earlier of: (i) ten years after the date of grant, or (ii) three months after termination of service, if vested. Incentive options which are not vested expire immediately upon termination of service. The Company generally issues new shares upon exercise of options.
Stock-Based Compensation Expense
The Company recognized stock-based compensation expense of $4.5 million, $1.9 million and $27,000 for the years ended December 31, 2007, 2006 and 2005, respectively.
Since January 1, 2006, the Company has recognized stock-based compensation expense in accordance with SFAS 123R that requires the recognition of expense related to the fair value of stock-based compensation in the Company’s consolidated financial statements. Stock-based compensation expense has been recognized using the straight-line attribution method for awards of restricted stock, purchases under its employee stock purchase plan and unvested stock options based on the grant-date fair value of the portion of the stock-based payment award that is ultimately expected to vest. SFAS 123R requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates.
The consolidated financial statements for periods prior to January 1, 2006 have not been restated to reflect, and do not include, the impact of SFAS 123R. The following table shows the pro forma net loss and loss per share as if the Company had accounted for stock-based compensation expense under the fair value method prescribed by SFAS 123 for the year ended December 31, 2005 and the period from inception through December 31, 2005 (in thousands, except per share amounts):

		From Inception
		(May 1, 1994) to
	2005	December 31, 2005
Reported net loss	$(18,041)	$(131,062)
Add: Stock-based compensation expense included in reported net loss	27	795
Deduct: Stock-based compensation expense determined under the fair value based method for all awards	(1,705)	(22,707)

Pro forma net loss	(19,719)	(152,974)
Pro forma preferred stock dividend and accretion	—	(18,489)

Pro forma loss applicable to common shareholders	$(19,719)	$(171,463)

Reported basic and diluted loss per share	$(2.77)

Pro forma basic and diluted loss per share	$(3.03)

Restricted Stock
The Company recognized net compensation expense for restricted stock of $4.2 million, $1.3 million and $27,000 for the years ended December 31, 2007, 2006 and 2005, respectively. As of December 31, 2007, there was $4.4 million of total unrecognized compensation cost related to unvested restricted stock awards of 651,360 shares. That cost is expected to be recognized ratably over the vesting period of the awards through January 2010.

A summary of the activity for non-vested restricted stock is as follows:

	2007		2006	2005
		Weighted-
	Number	Average	Number	Number
	of Shares	Grant Date	of Shares	of Shares
	(in 000’s)	Fair Value	(in 000’s)	(in 000’s)
Nonvested restricted stock at beginning of year	500	$14.90	7	—
Shares granted	157	14.80	510	7
Shares vested	(6)	13.50	(9)	—
Shares forfeited	—	—	(8)	—

Nonvested restricted stock at end of year	651	$14.90	500	7

Weighted-average fair value of shares granted		$14.80	$15.00	$20.50

The estimated fair value of restricted shares vested during 2007, 2006 and 2005 was $92,000, $198,000 and $0, respectively.
An initial restricted stock grant is made to a non-employee director upon initial appointment or election to the board which shares will vest in three equal annual installments on the anniversary of the grant date or upon a Change in Control, as defined in the plan. Further, on the first trading day following each annual stockholder meeting, each eligible director will receive an automatic grant of restricted stock which shares will fully vest one year after the date of each grant or upon a Change in Control. Restricted stock grants to directors totaled 11,380 shares, 9,120 shares and 7,761 shares in 2007, 2006 and 2005, respectively.
Employee Stock Purchase Plan
A total of 45,000 shares of common stock are authorized for issuance under the Company’s employee stock purchase plan. The plan permits eligible employees to purchase up to 200 shares of common stock at the lower of 85% of the fair market value of the common stock at the beginning or at the end of each six-month offering period. In 2007, 2006 and 2005, 3,392, 3,880 and 2,217 shares, respectively, were issued under the plan. For the years ended December 31, 2007 and 2006, the Company recorded compensation expense of $4,000 and $8,000, respectively, for issuances under the plan.
Stock Options
The Company recognized compensation expense related to stock options of $263,000 and $611,000 for the years ended December 31, 2007 and 2006, respectively. As of December 31, 2007, there was approximately $286,000 of unrecognized compensation cost related to unvested stock option awards. That cost is expected to be recognized on a straight-line basis over the service period of the entire awards through October 31, 2009. The amount of stock-based compensation recognized during a period is based on the fair value of the portion of the awards that vests during the period and has been reduced for estimated forfeitures. The Company has applied an annual forfeiture rate of 0.8% to all unvested options as of December 31, 2007 based on an analysis of the Company’s historical forfeitures. This forfeiture rate is re-evaluated quarterly and adjusted, as necessary. The actual expense recognized over the vesting period is only for those shares that vest.
Option Grant-Date Fair Value
The stock-based compensation expense for option plans recognized under SFAS 123R, and disclosed on a pro forma basis as required under SFAS 123, was determined using the Black-Scholes option valuation model using the following estimated weighted-average assumptions for the year ended December 31, 2005.

2005
Options granted	8,200
Weighted-average exercise price	$22.40
Weighted-average grant date fair value	$12.20
Assumptions:
Risk-free interest rate(1)	3.91%
Expected volatility(2)	54%
Expected term (in years)(3)	5.80
Expected dividend yield(4)	—

(1)	Risk-free interest rate — The yield on the zero-coupon U.S. Treasury securities for the period that is commensurate with the expected term assumption was used as the risk-free interest rate.

(2)	Expected volatility — The Company is responsible for estimating volatility and considered a number of factors when volatility was estimated. The Company has used historical volatility to estimate the grant-date fair value of stock options. The Company believes that past stock price volatility is likely to be indicative of future stock price behavior.

(3)	Expected term — The Company used historical employee exercise and option expiration data to estimate the expected term assumption for the Black-Scholes grant-date valuation. The Company believes that this historical data was the best estimate of the expected term of the options and that generally all groups of employees exhibit similar exercise behavior.

(4)	Expected dividend yield — The Company has never paid dividends on its common stock. The Company does not anticipate paying cash dividends in the foreseeable future. Accordingly, the expected dividend yield assumption was 0%.
Stock Option Activity
A summary of the activity under the Company’s stock option plans is as follows:

	2007				2006		2005
		Weighted-	Weighted-	Aggregate		Weighted-		Weighted-
		Average	Average	Intrinsic		Average		Average
	Options	Exercise	Remaining	Value	Options	Exercise	Options	Exercise
	(in 000’s)	Price	Life (Years	(in 000’s)	(in 000’s)	Price	(in 000’s)	Price
Outstanding at beginning of year	423	$47.34			493	$48.09	517	$46.83
Granted	—	—			—	—	8	22.41
Exercised	—	—			(13)	5.50	(22)	9.37
Forfeited	(2)	$42.16			(2)	33.43	(1)	39.12
Expired	(2)	$42.17			(55)	63.98	(9)	47.60

Outstanding at end of year	419	$47.39	3.62	$3	423	$47.34	493	$48.09

Vested or expected to vest at end of year	419	$47.39	3.62	$3

Exercisable at end of year	407	$47.51	3.52	$3

The intrinsic value of options exercised during 2006 and 2005 was $194,000 and $337,000, respectively. The estimated fair value of option shares vested during 2007, 2006 and 2005 was $335,000, $898,000 and $1.9 million, respectively.
The following table presents weighted-average price and life information about significant option groups outstanding as of December 31, 2007:

	Options Outstanding			Options Exercisable
		Weighted-	Weighted-		Weighted-
	Number	Average	Average	Number	Average
	of Shares	Remaining	Exercise	of Shares	Exercise
Range of Exercise Prices	(in 000’s)	Life (Years)	Price	(in 000’s)	Price
$3.60 — $17.87	95	4.98	$9.66	95	$9.66
$17.88 — $35.74	14	4.01	$24.36	12	$24.53
$35.75 — $53.62	178	4.35	$45.83	168	$45.79
$53.63 — $71.50	81	1.09	$58.05	81	$58.05
$71.51 — $89.37	24	2.78	$73.96	24	$73.96
$89.38 — $107.25	1	2.37	$98.75	1	$98.75
$107.26 — $142.99	3	2.82	$122.50	3	$122.50
$143.00 — $160.87	22	2.04	$148.75	22	$148.75
$160.88 — $178.75	1	2.76	$178.75	1	$178.75

	419	3.62	$47.39	407	$47.51

Under the provisions of the option plans, automatic grants of non-qualified stock options to purchase shares of common stock were made through June 2005 to directors of the Company who were not employees or principal stockholders. The exercise price for each share subject to a director option was equal to the fair market value of the common stock on the date of grant. Director options vested after one year under the 2003 Plan and two years under the 1993 Plan, or earlier upon a Change of Control, as defined in the plans. Generally, director options will expire the earlier of: (i) 10 years after the date of grant, or (i) one year after termination of service as a director under the 2003 Plan or 90 days after termination of service as a director under the 1993 Plan. Stock options were granted to directors in 2005 to purchase a total of 4,000 shares.
8. 401(k) Savings Plan
The Company makes matching contributions in cash under a 401(k) Savings Plan up to an annual maximum match of $1,000 per employee. The expense for the matching contribution was $36,000, $33,000 and $24,000 for the years ended December 31, 2007, 2006 and 2005, respectively, and $289,000 for the period from May 1, 1994 (inception) through December 31, 2007.
9. Income Taxes
At December 31, 2007, the Company has available for federal tax purposes, net operating loss carryforwards, subject to review by the Internal Revenue Service, of $163.1 million and general business tax credit carryforwards of $16.0 million expiring in 2010 through 2027. The difference between the deficit accumulated during the development stage for financial reporting purposes and the net operating loss carryforwards for tax purposes is primarily due to certain costs which are not currently deductible for tax purposes and differences in accounting and tax bases resulting from the merger described in Note 1. The ability of the Company to realize a future tax benefit from a portion of its net operating loss carryforwards and general business credits may be limited due to changes in ownership of the Company.
For the year ended December 31, 2007, the Company recorded a state tax benefit of approximately $343,000 which included proceeds of $355,000 received from the sale of certain research and development tax credits to the State of Connecticut. For the years ended December 31, 2006 and 2005, the Company recorded approximately $42,000 and $40,000, respectively, related to state capital taxes. Except for the provisions recorded for state capital taxes and the benefits recorded for sales of certain research and development tax credits to the State of Connecticut, the Company has not recorded a provision or benefit for income taxes in the consolidated financial statements due to recurring historical losses.
The components of deferred income tax assets are as follows (in thousands):

	December 31,
	2007	2006
Operating loss carryforwards	$63,535	$55,280
General business tax credit carryforwards	15,963	11,404
AMT tax credit carryforwards	10	10
Contributions	414	434
Compensation related	2,352	730
Other	320	328

Deferred income tax asset	82,594	68,186
Deferred income tax liability	—	—

	82,594	68,186
Valuation allowance	(82,594)	(68,186)

Deferred income tax asset, net	$—	$—

The Company has provided a full valuation allowance for its deferred tax asset due to historical losses since inception. The valuation allowance increased by $14.4 million and $18.3 million during 2007 and 2006, respectively.
In 2006, the Financial Accounting Standards Board issued Interpretation No. 48 (“FIN 48”), “Accounting for Uncertainty in Income Taxes — an Interpretation of SFAS No. 109.” FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with Statement of Financial Accounting Standards No. 109, “Accounting for Income Taxes.” FIN 48 also prescribes a recognition threshold and measurement of a tax position taken or expected to be taken in an enterprise’s tax return. The Company adopted FIN 48, as required, effective January 1, 2007. The adoption of FIN 48 did not have any impact on the Company’s consolidated financial position or results of operations.
The Company and its subsidiaries file a consolidated U.S. federal income tax return, as well as income tax returns in Connecticut and foreign jurisdictions. With limited exceptions, and due to the impact of net operating loss and other credit carryforwards, the Company may effectively be subject to U.S. federal and Connecticut state income tax examinations for periods beginning in 1993. The Company’s foreign affiliates are subject to examination by tax authorities for periods beginning in 2004.
The Company recognizes accrued interest and penalties related to unrecognized taxes as additional tax expense. During the three years ended December 31, 2007, the Company did not recognize any such interest and penalties.
10. Commitments and Contingencies
Leases
The Company has non-cancelable operating leases for its facility and its laboratory and office equipment expiring through 2010. Rental expense for the facility lease is recognized on a straight-line basis. Rental expense for operating leases was approximately $311,000, $261,000 and $344,000 for the years ended December 31, 2007, 2006 and 2005, respectively, and $3.3 million for the period from May 1, 1994 (inception) through December 31, 2007. As of December 31, 2007, future minimum lease payments remaining under non-cancelable operating lease agreements with initial terms in excess of one year are $339,000 for 2008, $347,000 for 2009, and $302,000 for 2010.
Agreements
Under the terms of an employment agreement, as amended, with the Company’s Chief Executive Officer “CEO”), in the event that his employment is terminated by the Company for any reason other than cause or disability, or if he terminates for good reason, as defined in the agreement, the Company is obligated to pay him an amount equal to (a) two times his current base salary, (b) two times his average annual bonus for the prior two years, (c) two times the annual amounts for his personal insurance policies, to pay his deferred 2007 bonus, and to continue payment of certain insurance costs on his behalf for a period of two years.
The Company has entered into severance agreements with its officers pursuant to which each of these officers would be entitled to certain payments in the event such officer loses his employment during the twelve-month period following a “change of control,” as defined in the agreement. Specifically, the officer would be entitled to a lump sum severance payment equal to the sum of twelve months of the officer’s monthly base salary plus the average of the last two cash bonus payments made to the officer, and to the continuation of group health insurance benefits for up to eighteen months. The foregoing amounts are not payable if termination of the officer is because of the officer’s death, by the Company for cause, or by the officer other than for good reason.
A former director of the Company is a party to a Consulting and Finder’s Agreement with the Company dated June 4, 1992, and amended February 17, 1995. This agreement entitles him to receive an annual fee equal to 10% of the net after-tax profits of the Company attributable to the sale or licensing of products or technology related to TAPET® licensed pursuant to the Company’s December 1995 license agreement with Yale (see Note 3), until the cumulative total of such fees equals $3 million. Such fee continues to be payable notwithstanding the director’s death until the $3 million has been paid. Through December 31, 2007, no amounts are due or have been paid under this agreement.
The Company has various commitments relating to its research and license agreements (see Note 3).
The Company enters into indemnification provisions under its agreements with other companies in the ordinary course of business, typically clinical sites, suppliers and business partners. Pursuant to these agreements, we generally indemnify, hold harmless and agree to reimburse the indemnified parties for losses suffered or incurred by the indemnified parties in connection with use or testing of our product candidates, or with any U.S patent or any copyright or other intellectual property infringement claim by any third party with respect to products. The term of these indemnification agreements is generally perpetual. The potential amount of future payments we could be required to make under these indemnification agreements is unlimited. We have not incurred any costs to defend lawsuits or settle claims related to these indemnification agreements. We have no liabilities recorded for costs associated with these agreements as of December 31, 2007.
11. Related Party Transactions
The Company licenses various compounds from Yale University (“Yale”), including Cloretazine® (VNP40101M) and Triapine®, which were developed by the laboratory of Dr. Sartorelli, one of the Company’s directors, through research funded in part by the Company’s gifts. In accordance with Statement of Financial Accounting Standards No. 116, Accounting for Contributions Received and Contributions Made, the Company has recorded these gifts of $200,000, $0 and $200,000 for the years ended December 31, 2007, 2006 and 2005, respectively, as research and development expense.

Mr. Bickerstaff, one of the Company’s directors, is a principal of CRT Capital Group LLC (“CRT”), which was the initial purchaser of the Company’s 7.75% convertible senior notes and warrants in a private placement in February 2007 (see Note 5). CRT received a purchase discount of $3.6 million which represented 6% of the $60 million principal amount of the notes.
12. Selected Quarterly Financial Data (Unaudited)
The following is a summary of unaudited selected quarterly financial data for the years ended December 31, 2007 and 2006 (in thousands, except per share amounts):

	Quarter
2007	First	Second	Third	Fourth	Year
Revenues	$5	$5	$6	$50	$66
Net loss	(7,955)	(8,842)	(9,037)	(8,159)	(33,993)
Basic and diluted loss per share	(1.20)	(1.33)	(1.33)	(1.18)	(5.05)

	Quarter
2006	First	Second	Third	Fourth	Year
Revenues	$9	$1	$6	$6	$22
Net loss	(5,971)	(6,933)	(6,342)	(6,101)	(25,347)
Basic and diluted loss per share	(0.90)	(1.05)	(0.96)	(0.92)	(3.83)
13. Subsequent Event (Unaudited)
On February 20, 2008, the Company effected a one-for-ten reverse split of all outstanding shares of its common stock and a corresponding decrease in the number of shares of authorized common stock. As of that date, each ten of its shares were automatically combined, converted and exchanged into one share of its common stock. No fractional shares were issued as a result of the reverse split. Instead, the Company will pay cash in lieu of fractional shares based on the closing sales price of its common stock on the business day immediately preceding the effective date of the reverse split as reported on the Nasdaq Capital MarketSM. All share and per share amounts included in the consolidated financial statements and footnotes are provided on a post-reverse stock split basis. Stockholders’ equity as of December 31, 2007 and 2006 reflects the reverse stock split by reclassifying from “Common Stock” to “Additional Paid-In Capital” an amount equal to the change in par value for the decrease in the number of shares of outstanding common stock resulting from the reverse stock split.

Vion Pharmaceuticals, Inc.
(A Development Stage Company)
Condensed Consolidated Balance Sheets
(Unaudited)

	September 30,	December 31,
(In thousands, except share and per share data)	2008	2007
ASSETS
Current Assets:
Cash and cash equivalents	$42,755	$61,067
Available-for-sale securities	8	31
Accounts receivable	23	75
Prepaid expenses	65	263
Deferred issuance costs	250	250

Total current assets	43,101	61,686
Deferred issuance costs, net of current portion	593	780
Property and equipment, net	497	704
Security deposits	25	25

Total assets	$44,216	$63,195

LIABILITIES AND SHAREHOLDERS’ (DEFICIT) EQUITY
Current Liabilities:
Accrued expenses	$3,586	$3,716
Accounts payable	836	1,116
Accrued payroll and payroll-related expenses	1,177	814
Interest payable	581	1,744
Deferred revenue	18	18

Total current liabilities	6,198	7,408
Deferred revenue, net of current portion	292	305
Convertible senior notes	55,139	54,275

Total liabilities	61,629	61,988

Shareholders’ (Deficit) Equity:
Preferred stock, $0.01 par value, authorized: 5,000,000 shares; issued and outstanding: none	—	—
Common stock, $0.01 par value, authorized: 30,000,000 shares; issued and outstanding: 8,008,847 and 7,551,602 shares at September 30, 2008 and December 31, 2007, respectively	80	76
Additional paid-in capital	214,587	210,246
Accumulated other comprehensive income	8	31
Deficit accumulated during the development stage	(232,088)	(209,146)

Total shareholders’ (deficit) equity	(17,413)	1,207

Total liabilities and shareholders’ (deficit) equity	$44,216	$63,195

Vion Pharmaceuticals, Inc.
(A Development Stage Company)
Condensed Consolidated Statements of Operations
(Unaudited)

					For the
					Period from
					May 1, 1994
	For the Three				(Inception)
	Months		For the Nine Months Ended		through
	Ended September 30,		September 30,		September 30,
(In thousands, except per share data)	2008	2007	2008	2007	2008
Revenues:
Technology license fees	$8	$6	$35	$16	$4,632
Research and laboratory support fees	—	—	—	—	5,932
Contract research grants	—	—	—	—	2,501

Total revenues	8	6	35	16	13,065

Operating expenses:
Clinical trials	2,060	3,490	7,867	10,781	81,072
Other research and development	1,620	2,786	5,892	7,898	98,492

Total research and development	3,680	6,276	13,759	18,679	179,564

Marketing, general and administrative	1,872	2,279	5,655	6,387	50,819

Total operating expenses	5,552	8,555	19,414	25,066	230,383

Loss from operations	(5,544)	(8,549)	(19,379)	(25,050)	(217,318)
Interest income	224	938	991	2,603	13,623
Interest expense	(1,521)	(1,423)	(4,539)	(3,652)	(9,888)
Other expense, net	(3)	—	(15)	(4)	(217)

Loss before income taxes	(6,844)	(9,034)	(22,942)	(26,103)	(213,800)
Income tax provision (benefit)	—	3	—	(269)	(456)

Net loss	(6,844)	(9,037)	(22,942)	(25,834)	(213,344)

Preferred stock dividends and accretion	—	—	—	—	(18,489)

Loss applicable to common shareholders	$(6,844)	$(9,037)	$(22,942)	$(25,834)	$(231,833)

Basic and diluted loss applicable to common shareholders per share	$(0.92)	$(1.33)	$(3.12)	$(3.87)

Basic and diluted weighted-average number of shares of common stock outstanding	7,449	6,774	7,355	6,683

Vion Pharmaceuticals, Inc.
(A Development Stage Company)
Condensed Consolidated Statement of Changes in Shareholders’ (Deficit) Equity
(Unaudited)

				Accumulated
			Additional	Other		Total
	Common Stock		Paid-in	Comprehensive	Accumulated	Shareholders’
(In thousands, except share data)	Shares	Amount	Capital	Income (Loss)	Deficit	(Deficit) Equity
Balance at December 31, 2007	7,551,602	$76	$210,246	$31	$(209,146)	$1,207
Issuance of common stock for interest payment — February 2008	538,122	5	2,319			2,324
Stock-based compensation expense			2,018			2,018
Restricted stock awards, net	(82,796)	(1)	1			—
Exercise of stock options	200	—	1			1
Issuance of common stock under employee benefit plan	1,719	—	2			2
Change in net unrealized gains and losses				(23)		(23)
Net loss					(22,942)	(22,942)

Comprehensive loss						(22,965)

Balance at September 30, 2008	8,008,847	$80	$214,587	$8	$(232,088)	$(17,413)

Vion Pharmaceuticals, Inc.
(A Development Stage Company)
Condensed Consolidated Statements of Cash Flows
(Unaudited)

			For The Period
	For the Nine Months		From May 1, 1994
	Ended September 30,		(Inception) through
(In thousands)	2008	2007	September 30, 2008
Cash flows from operating activities:
Net loss	$(22,942)	$(25,834)	$(213,344)
Adjustments to reconcile net loss to net cash used in operating activities —
Stock-based compensation	2,018	3,390	9,555
Stock issued in payment of interest	2,324	2,260	4,584
Amortization of convertible senior notes issuance costs, original issue discount and assigned warrant value	1,051	809	2,181
Depreciation and amortization	254	214	3,817
Loss on equipment disposals	6	—	18
Purchased research and development	—	—	4,481
Stock issued for services	—	—	600
Amortization of financing costs	—	—	346
Extension/reissuance of placement agent warrants	—	—	168
Changes in operating assets and liabilities —
Receivables and prepaid expenses	250	55	(87)
Other assets	—	—	(22)
Current liabilities	(1,210)	1,426	6,145
Deferred revenue	(13)	(14)	310

Net cash used in operating activities	(18,262)	(17,694)	(181,248)

Cash flows from investing activities:
Acquisition of equipment	(53)	(374)	(3,388)
Purchases of marketable securities	—	—	(321,052)
Maturities of marketable securities	—	—	321,052

Net cash used in investing activities	(53)	(374)	(3,388)

Cash flows from financing activities:
Net proceeds from placement of notes and warrants	—	55,151	55,151
Net proceeds from initial public offering	—	—	9,696
Net proceeds from issuance of common stock	3	14	112,372
Net proceeds from issuance of preferred stock	—	—	20,716
Net proceeds from exercise of warrants	—	—	30,669
Repayment of equipment capital leases	—	—	(927)
Other financing activities, net	—	—	(286)

Net cash provided by financing activities	3	55,165	227,391

Change in cash and cash equivalents	(18,312)	37,097	42,755
Cash and cash equivalents, beginning of period	61,067	30,914	—

Cash and cash equivalents, end of period	$42,755	$68,011	$42,755

Vion Pharmaceuticals, Inc.
(A Development Stage Company)
Notes to Condensed Consolidated Financial Statements
(Unaudited)
1. The Company
     Vion Pharmaceuticals, Inc. is a development-stage company engaged in the development of therapeutics for the treatment of cancer. The Company, formerly OncoRx, Inc., was incorporated in March 1992 as a Delaware corporation and began operations on May 1, 1994.
2. Basis of Presentation
     The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles for interim financial information and with the instructions to Form 10-Q. They do not include all of the information and footnotes required by U.S. generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting only of normal and recurring adjustments) considered necessary for a fair presentation have been included. Operating results for interim periods are not necessarily indicative of the results that may be expected for the full year. For further information, refer to the consolidated financial statements and footnotes thereto included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2007 (File No. 000-26534).
3. Reverse Stock Split
     On February 20, 2008, the Company effected a one-for-ten reverse split of all outstanding shares of its common stock and a corresponding decrease in the number of shares of authorized common stock. All share and per share amounts included in the accompanying condensed consolidated financial statements and footnotes have been restated for all periods presented to reflect the reverse stock split. Stockholders’ equity as of December 31, 2007 has been restated to reflect the reverse stock split by reclassifying from “Common Stock” to “Additional Paid-in Capital” an amount equal to the change in par value for the decrease in the number of shares of outstanding common stock resulting from the reverse stock split.
4. Per Share Data — Anti-dilution
     As of September 30, 2008, the Company had outstanding warrants to purchase 1,136,730 shares of its common stock at exercise prices between $20.00 and $32.50 per share, outstanding stock options to purchase 399,645 shares of its common stock at exercise prices between $3.59 and $178.75 per share and 559,460 restricted shares of common stock not yet vested. As the Company has not generated net income in the periods presented, there is no dilutive per share calculation and therefore, these options, warrants and restricted shares have not been considered in the per share calculations presented.
5. Convertible Senior Notes and Warrants
     In February 2007, the Company completed a private placement of $60 million aggregate principal amount of 7.75% convertible senior notes due 2012 (the Notes) and warrants to purchase up to an additional 780,000 shares of its common stock. The Company received net proceeds after debt discount and issuance costs of approximately $55.2 million from the sale of the Notes and warrants.
     The Company is required to pay interest on the Notes semi-annually on February 15 and August 15. The Company may pay interest at its option in cash or registered shares of its common stock, subject to certain limitations. The Company issued 538,122 shares of its common stock in payment of interest on February 15, 2008.
     For the three and nine months ended September 30, 2008, the Company incurred interest expense of $1.5 million and $4.5 million, respectively, which included amortization expense of $358,000 and $1.1 million, respectively. For the three and nine months ended September 30, 2007, the Company incurred interest expense of $1.4 million and $3.7 million, respectively, which included amortization expense of $325,000 and $809,000, respectively.
     In connection with the placement of the Notes and warrants, the Company entered into a registration rights agreement with the initial purchaser which requires the Company to use its best efforts to maintain the effectiveness of the registration statement relating to the resale of shares of common stock issuable upon the exercise of outstanding warrants and upon conversion of its outstanding notes by holders of such warrants and notes (the Registrable Securities). In connection therewith, a shelf registration statement for the Registrable Securities became effective on August 3, 2007. On August 15, 2008, the Company’s common stock was delisted from the Nasdaq Capital MarketSM. The delisting made the Company ineligible to use Form S-3 to register the sale of shares of its common stock or to register the resale of its securities held by certain of its security holders with the Securities and Exchange Commission (the SEC). As such, the Company will need to file and make effective a new registration statement with the SEC on some other permitted form no later than the filing date of its Annual Report on Form 10-K for the year ending December 31, 2008 (the Annual Report), which is required to be filed with the SEC by March 31, 2009. In the future, if the

Company does not make effective a new registration statement for the Registrable Securities by the date of the filing of its Annual Report , it could become subject to certain liquidated damages, in the form of additional interest on the principal amount of the Notes outstanding, as follows. During the first 90 days following a failure to maintain its registration obligation, the additional interest would be in the amount of 0.25% per annum, increasing at the end of such 90-day period by 0.25% per annum, subject to a maximum rate of 8.25% per annum for the duration of such failure. The interest payable on the Notes would return to the initial interest rate of 7.75% once the Company regained compliance with its registration obligation with respect to all of the Registrable Securities.
6. Stock-Based Compensation
     Since January 1, 2006, the Company has recognized stock-based compensation expense in accordance with Statement of Accounting Standards No. 123 (revised 2004), “Share-Based Payment,” (SFAS 123R) using the straight-line attribution method for awards of restricted stock, purchases under its employee stock purchase plan and unvested stock options based on the grant-date fair value of the portion of the stock-based payment award that is ultimately expected to vest. Forfeitures are estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. For the three and nine months ended September 30, 2008, the Company recognized net stock-based compensation expense of $326,000 and $2.0 million, respectively, which included the cancellation of 56,166 shares and 110,796 shares, respectively, of restricted stock resulting in the reversal of previously recorded compensation expense of $635,000 and $1.2 million, respectively, as the conditions for vesting were not met. For the three and nine months ended September 30, 2007, the Company recorded stock-based compensation expense of $1.2 million and $3.4 million, respectively.
     The consolidated financial statements for periods prior to January 1, 2006 have not been restated to reflect, and do not include, the impact of SFAS 123R. The following table shows the pro forma net loss and loss per share as if the Company had accounted for stock-based compensation expense under the fair value method prescribed by SFAS 123 for the period from inception through December 31, 2005 (in thousands, except per share amounts):

From Inception
(May 1, 1994) to
December 31, 2005
Reported net loss	$(131,062)
Add: Stock-based compensation expense included in reported net loss	795
Deduct: Stock-based compensation expense determined under the fair value based method for all awards	(22,707)

Pro forma net loss	(152,974)
Actual preferred stock dividend and accretion	(18,489)

Pro forma loss applicable to common shareholders	$(171,463)

7. Income Taxes
     For the three and nine months ended September 30, 2008, the Company did not record a provision for minimum state capital taxes due to its shareholders’ deficit. For the three and nine months ended September 30, 2007, the Company recorded a state tax provision (benefit) of $3,000 and $(269,000), respectively. Included in the amount recorded for the nine months ended September 30, 2007 was a state tax benefit of $281,000 for the sale of certain research and development tax credits to the State of Connecticut, net of a provision for state capital taxes.
     Except for the provisions recorded for minimum state capital taxes and the benefits recorded for the sale of certain research and development tax credits to the State of Connecticut, the Company has not recorded a provision or benefit for income taxes in its consolidated financial statements due to recurring historical losses. The Company has provided a full valuation allowance for its deferred tax assets as of September 30, 2008.
8. Commitments and Contingencies
     In July 2008, the Company adopted a retention plan (the “Plan”) covering each Company employee, including its executive officers. Under the Plan, which was approved by the Company’s board of directors, each employee is entitled to a retention payment payable in three installments through January 31, 2009, subject only to the employee’s continuous employment with the Company through the applicable retention payment date. Retention payments due under this Plan are being expensed ratably over 2008 and the accrual for such payments is included in the condensed consolidated balance sheet. Under the Plan, each employee is also entitled to severance of a certain amount, if they are terminated without cause or following a change of control of the Company prior to December 31, 2009. While each of the executive officers (other than Mr. Kessman whose employment agreement already provides for severance upon either termination without cause or upon a change of control) are already party to Change of Control Severance Agreements with the Company, the Plan also provides for severance, if the executive officers are terminated without cause prior to December 31, 2009.

     The Company leases its office and laboratory facilities in New Haven, Connecticut. The Company entered into an amendment of its lease effective October 1, 2008 to reduce expenses through the surrender of 4,738 rentable square feet which resulted in a change in total base annual rent for all leased premises from $288,618 per year to $236,500 per year. Vion expects total savings related to the reduction in rentable square feet to approximate $288,000 over the remaining term of the lease. The term of the lease will continue to run through December 31, 2010, unless sooner terminated or extended pursuant to the terms of the lease.
     During the first nine months of 2008, except for the retention plan and change in lease payments, described above, and the payment of interest related to the Notes described in Note 5, there were no significant changes in the Company’s reported payments due under contractual obligations and disclosed contingent contractual obligations related to potential milestone payments under its license agreements and potential cancellation fees under various agreements at December 31, 2007.
9. Fair Value Measurement
     On January 1, 2008, the Company adopted Statement of Accounting Standards No. 157, “Fair Value Measurements,” (SFAS 157). SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 for all financial assets and liabilities, and any other assets and liabilities that are recognized or disclosed at fair value on a recurring basis. For nonfinancial assets and liabilities, SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2008. The Company’s adoption of SFAS 157 did not have a material effect on its results of operations, financial position or cash flows.
     SFAS 157 defines fair value as the exit price that would be received to sell an asset or paid to transfer a liability. Fair value is a market-based measurement that should be determined using assumptions that market participants would use in pricing an asset or liability. The statement establishes a three-level hierarchy to prioritize the inputs used in measuring fair value with Level 1 having the highest priority and Level 3 having the lowest. The estimated fair values of cash equivalents and available-for-sale securities reported in the consolidated financial statements have been determined using Level 1 which represents quoted prices in active markets for identical assets.
10. Regulatory Matters
     The Company is aware that Ben Venue Laboratories, Inc. (Ben Venue), its manufacturer of laromustine (Cloretazine®, VNP40101M) finished product, received a Warning Letter from the U.S. Food and Drug Administration (FDA) in November 2007 and that subsequent to that date the FDA had completed an on-site inspection of their facility that concluded with the issuance of an FDA Form 483 (483). A 483 is a form issued by the FDA to list observations made during a facility inspection. Ben Venue informed the Company that it submitted a response to the FDA proposing a plan to address the issues identified in the 483 and that the FDA has now indicated that Ben Venue’s compliance status has been changed in the FDA databases to “Approvable”, allowing for the approval of NDAs (New Drug Application), ANDAs (Abbreviated New Drug Application) and the issuance of CPPs (Certificates of Pharmaceutical Product) needed for export to many foreign countries for products manufactured by Ben Venue. In June 2008, the Company was notified by Ben Venue that it had received a letter from the European Medicines Agency (EMEA) with observations from a recent audit of its facilities, and that it had responded to this letter with a plan to address the issues raised. If Ben Venue is not successful in completing the corrections of the observations that resulted in the issuance of the 483 or the audit letter from the EMEA on a timely basis, the Company’s ability to obtain FDA approval to manufacture laromustine (Cloretazine®, VNP40101M) for commercial purposes could be delayed. The Company believes that it has sufficient inventory of laromustine (Cloretazine®, VNP40101M) to conduct its current and planned clinical trials through June 2009 in Europe and beyond in the U.S. However, if Ben Venue is not able to manufacture additional supplies of laromustine (Cloretazine®, VNP40101M) in the future, the Company will have to establish a new source for finished product manufacturing, and its operations could be materially adversely affected.
11. Liquidity
     Based on the Company’s current operating plan, management estimates that its existing cash and cash equivalents totaling $42.8 million at September 30, 2008 will be sufficient to fund operations through the fourth quarter of 2009. The Company’s current operating plan does not include expenses for the commercial infrastructure and personnel necessary to launch laromustine (Cloretazine®, VNP40101M) as a product for the treatment of acute myeloid leukemia (AML) in the United States, if and when regulatory approval to do so is received from the FDA. The Company will have to raise additional capital to complete its product development and clinical trials, and to fund operations in 2010 and beyond. The Company will also have to raise additional capital if it does not identify a sales and marketing partner and therefore needs to commercialize the product itself. There can be no assurance that the Company will be able to raise additional capital, nor what the terms of any financing might be. On August 15, 2008, the Company’s common stock was delisted from the Nasdaq Capital MarketSM for failure to meet certain of Nasdaq’s continued listing requirements and is now quoted on the OTC Bulletin Board. Refer to Part II, Item 1A for additional information with respect to the risk factors relating to the impact on the Company of its shares of common stock being delisted from the Nasdaq Capital MarketSM.